     As filed with the Securities and Exchange Commission on June 7, 2002.


                                                     Registration No. 333-84452

================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 Pre-effective

                                Amendment No. 4

                                      to

                               -----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                               -----------------

                       ADVANTAGE PAYROLL SERVICES, INC.
            (Exact name of registrant as specified in its charter)

           Delaware                         7374                 01-0287147
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

                               -----------------

                                126 Merrow Road
                              Auburn, Maine 04211
                           Telephone: (207) 784-0178
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -----------------

                                  Copies to:

    Charles W. Lathrop, Jr.           Dennis M. Myers            Christopher D. Lueking
Advantage Payroll Services, Inc.      Gerald T. Nowak               Latham & Watkins
        126 Merrow Road              Kirkland & Ellis      233 South Wacker Drive, Suite 5800
      Auburn, Maine 04211         200 East Randolph Drive     Chicago, Illinois 60606-6401
   Telephone: (207) 784-0178      Chicago, Illinois 60601      Telephone: (312) 876-7700
   Facsimile: (207) 786-0490     Telephone: (312) 861-2000     Facsimile: (312) 993-9767
                                 Facsimile: (312) 861-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

   Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               -----------------

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   Subject to Completion, dated June 7, 2002

PROSPECTUS

                               5,500,000 Shares

[LOGO] ADVANTAGE (R)
PAYROLL SERVICES

                                 Common Stock

--------------------------------------------------------------------------------

   This is our initial public offering of common stock. We are offering 4,539,474 shares and the selling stockholders identified in this prospectus are offering 960,526 shares of our common stock. No public market currently exists for our shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

   We currently anticipate the initial public offering price to be between $18.00 and $20.00 per share. We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "APAY."

    Investing in the shares involves risks. See "Risk Factors" beginning on page 7.

                                                          Per Share Total
                                                          --------- -----
       Initial public offering price.....................     $       $

       Underwriting discounts and commissions............     $       $

       Proceeds, before expenses, to Advantage...........     $       $

       Proceeds, before expenses, to selling stockholders     $       $

   One of the selling stockholders identified in this prospectus has granted the underwriters a 30-day option to purchase up to an aggregate of 825,000 additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Lehman Brothers, on behalf of the underwriters, expects to deliver the shares
on or about            , 2002.

--------------------------------------------------------------------------------

LEHMAN BROTHERS

                              CIBC WORLD MARKETS

ROBERT W. BAIRD & CO.
                                                            WACHOVIA SECURITIES

           , 2002

[Inside Cover Art: montage depicting customers and products with the statement
          "serving small to mid-sized businesses for over 35 years."]

                               TABLE OF CONTENTS

                                                          Page
                                                          ----
                  Prospectus Summary.....................   1
                  Risk Factors...........................   7
                  Forward Looking Statements.............  16
                  Use of Proceeds........................  17
                  Dividend Policy........................  17
                  Capitalization.........................  18
                  Dilution...............................  19
                  Selected Consolidated Financial Data...  20
                  Management's Discussion and Analysis of
                    Financial Condition and Results of
                    Operations...........................  22

                                                        Page
                                                        ----
                    Business...........................  36
                    Management.........................  49
                    Principal and Selling Stockholders.  58
                    Certain Relationships and Related
                      Transactions.....................  60
                    Description of Capital Stock.......  63
                    Shares Eligible for Future Sale....  66
                    Underwriting.......................  68
                    Experts............................  72
                    Legal Matters......................  72
                    Where You Can Find More Information  72
                    Index to Financial Statements...... F-1

                             ABOUT THIS PROSPECTUS

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

   Until      , 2002, all dealers selling shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                              PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully. References in this prospectus to "Advantage," "we," "us" and "our" refer to the business of Advantage Payroll Services, Inc. and all of its consolidated subsidiaries. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in "Risk Factors" and elsewhere in this prospectus. Unless otherwise stated, the information contained in this prospectus assumes no exercise of the underwriters' over-allotment option.

Our Business

   Advantage Payroll Services, Inc. is a leading national provider of outsourced payroll processing and related services to small businesses. We assist our clients in managing their payroll processing cycle by:

   . calculating, collecting and disbursing their payroll funds;
   . remitting payroll taxes;
   . preparing and filing all associated tax returns; and . offering a wide range of ancillary products and services, including human resource information software, employee benefit services and workers' compensation premium billing.

   We generate revenue from these activities by charging fees for these services and from investing collected but unremitted payroll funds in the interval between our receipt of such funds and their disbursement.

   We were founded in 1967 and were acquired through a management buy-out in February 1998 by an investor group led by our Chief Executive Officer, Charles
W. Lathrop, Jr., and Willis Stein & Partners, L.L.C., a private equity firm based in Chicago, Illinois. Over our 35-year history, we have placed a priority on developing and maintaining a high level of client service. We believe that our level of client service differentiates us from our competitors and has contributed to our success in attracting and retaining clients. Since the management buy-out, we have developed a direct national sales force, expanded the scope of our services and strengthened our national presence through strong organic growth and selected acquisitions.

   We serve a growing and diverse client base of small to mid-sized businesses located in all 50 states. As of February 22, 2002, we provided services to approximately 44,500 clients, who process an average of 15 checks or direct deposits each pay period. For the twelve-month period ended February 22, 2002, our top 50 clients represented less than 3.7% of our payroll revenue, with no single client representing more than 0.4% of payroll revenue. We believe we are the nation's third largest payroll processing provider for small businesses based on the number of clients we serve. We serve our clients through a national network of offices, including 15 independently-owned associate offices. Our client retention rate was approximately 93%, net of business failures and ownership changes, for the twelve-month period ended February 22, 2002.

   We believe our high-quality products and services are valuable to our clients because we enable our clients to focus on their core competencies by providing the following:

   . timely and accurate outsourced payroll processing and related services;

   . well-trained client service representatives who are responsive and experienced;

   . information technology that interacts with other information technology systems;

   . a broad array of service offerings in a cost-effective format; and

   . a relationship-oriented approach to meet our clients' changing needs.

Our Market Opportunity

   According to Gartner Group Inc., a national research data provider, the U.S. market for outsourced payroll processing and tax filing services is large and growing, with revenue estimated to grow from $7.2 billion in 2000 to $16.7 billion by 2005, representing a five-year compound annual growth rate of 18.4%. Our target market of small to mid-sized businesses is the fastest growing segment in the United States. It also has the least penetration of outsourced payroll and tax filing services. Small to mid-sized businesses lend themselves to outsourcing the payroll function because outsourcing reduces processing costs and administrative burdens while minimizing the employers' compliance risks associated with increasingly complex and changing administrative requirements and federal, state and local tax regulations. We believe that our significant investments in a well-trained work force, national office network and scalable computer technology have enabled us to deliver a broad array of timely and accurate payroll processing and related services and positioned us to capitalize on this continuing outsourcing trend.

Our Strategy

   We believe we have significant opportunity for continued strong organic growth. We will also acquire compatible client bases on an opportunistic basis. Our objective is to continue to be a leading provider of payroll and related administrative services to small businesses and further penetrate the market for providing those services to mid-sized businesses by:

   . providing the industry's highest quality of service to our clients, including timely and accurate payroll and tax filing services;

   . recruiting, training and retaining the industry's most experienced and knowledgeable payroll tax and regulatory experts;

   . capitalizing on the increased productivity expected from our maturing sales force;

   . increasing our direct sales force;

   . expanding into new geographic markets and further penetrating our existing markets;

   . capitalizing on economies of scale while maintaining a strong local presence; and

   . broadening our ancillary product and service offerings.

   Our ability to implement our business strategy is subject to risks and uncertainties. These risks include those related to:

   . the integration of acquisitions;

   . our ability to manage growing and changing operations;

   . our reliance on third party service providers;

   . our competition;

   . the concentrated stock ownership by our principal stockholders, who will hold approximately 57.6% of our voting stock after giving effect to this offering;

   . our history of net losses;

   . our accumulated stockholders' deficit; and

   . anticipated aggregate non-cash charges to be incurred in connection with this offering.

For a more detailed explanation of these and other risks facing our business, see "Risk Factors."

Our Company

   We are a Delaware corporation and our principal executive offices are located at 126 Merrow Road, Auburn, Maine 04211. Our main corporate office telephone number is (207) 784-0178 and our web site is www.advantagepayroll.com. Information on our web site should not be construed to be part of this prospectus.

   Our principal stockholders include Willis Stein & Partners, L.P., which will own approximately 39.7% of our common stock after this offering, and New England Business Service, Inc., or NEBS, which will own approximately 17.6% of our common stock after this offering.

   "Advantage," "Advantage Payroll," "Advantage Payroll Services," "Instant Payroll," and "HR Counselor" are registered trademarks of Advantage Payroll Services, Inc. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by Advantage.................. 4,539,474 shares

Common stock offered by selling stockholders....... 960,526 shares

Common stock to be outstanding after
  the offering..................................... 17,658,598 shares

Over-allotment option granted by one of the selling
  stockholders..................................... 825,000 shares

Use of proceeds.................................... We intend to use approximately $39.5 million of the net proceeds from this offering to repay all of
                                                    our existing bank indebtedness, approximately
                                                    $36.2 million to redeem all of our shares of
                                                    preferred stock, 94.0% of which are held by our
                                                    affiliates, and the remainder for general
                                                    corporate purposes, including working capital,
                                                    capital expenditures and possible acquisitions.
                                                    We will redeem our shares of preferred stock in
                                                    order to discharge our obligations to our
                                                    preferred stockholders and to provide preferred
                                                    stockholders with additional liquidity. We will
                                                    not receive any proceeds from the sale of shares
                                                    by the selling stockholders. See "Use of
                                                    Proceeds."

Proposed Nasdaq National Market symbol............. "APAY"

   The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of April 30, 2002, includes 962,795 shares that we expect to issue upon exercise of a warrant held by NEBS, and excludes:

 . an aggregate of 700,000 shares of common stock reserved for issuance under our 1998 Key Employees Stock Option Plan of which 698,000 shares are subject to outstanding options as of February 22, 2002, at a weighted average exercise price of $1.45 per share;

 . an aggregate of 91,667 shares of common stock reserved for issuance under our 2000 Management and Sales Employees Stock Option Plan of which 87,550 shares are subject to outstanding options as of February 22, 2002, at a weighted average exercise price of $13.32 per share;

 . an aggregate of 200,000 shares of common stock reserved for issuance under our 2001 Management and Sales Employees Stock Option Plan of which 120,000 shares are subject to outstanding options as of February 22, 2002, at an exercise price of $16.50 per share; and

 . an aggregate of 1,750,000 shares of common stock reserved for issuance under our 2002 Stock Option Plan of which approximately 575,000 shares will be subject to options granted concurrently with this offering at an exercise price equal to the initial public offering price per share.


   Our fiscal year consists of the 52- or 53-week period ending on the last Friday in May of each year and fiscal years are identified in this prospectus according to the calendar year in which they end. For example, the fiscal year ended May 25, 2001 is referred to as "fiscal 2001." Except as otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the option granted by one of the selling stockholders to purchase additional shares in this offering and that all of our outstanding debt is repaid and all of our preferred stock is redeemed upon the close of this offering.

                      Summary Consolidated Financial Data

   The following table summarizes financial data regarding our business and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes included elsewhere in this prospectus.

   The summary consolidated statements of operations data for the fiscal years ended May 28, 1999, May 26, 2000 and May 25, 2001, the summary consolidated statements of operations data for the nine months ended February 23, 2001 and February 22, 2002, and the summary consolidated balance sheet data as of February 22, 2002 are derived from our consolidated financial statements that are included elsewhere in this prospectus. All amounts included in the consolidated statements of operations data have been derived from audited financial statements, except for the unaudited nine months ended February 23, 2001. Our revenue is subject to seasonal fluctuations. We realize the largest percentage of annual revenue in our third fiscal quarter.

   The summary pro forma consolidated statements of operations data for the fiscal year ended May 25, 2001 and the nine months ended February 22, 2002 reflect the use of proceeds from this offering to repay all of our debt and redeem all of our preferred stock. The pro forma columns exclude the impact of nonrecurring adjustments described in footnote 3 to this table.

                                                                                                 Pro Forma (3)
                                                                                            ------------------------
                                         Fiscal Year Ended (1)        Nine Months Ended     Fiscal Year Nine Months
                                       -------------------------  ------------------------     Ended       Ended
                                       May 28,  May 26,  May 25,  February 23, February 22,   May 25,   February 22,
                                        1999     2000     2001        2001       2002 (2)      2001         2002
                                       -------  -------  -------  ------------ ------------ ----------- ------------
                                                           (in thousands, except per share data)
Consolidated Statements of
  Operations Data:
Payroll service revenue............... $25,068  $30,186  $42,065    $30,344      $46,634      $42,065     $46,634
Interest on client payroll funds
  invested............................   4,410    5,544    8,033      5,753        5,681        8,033       5,681
                                       -------  -------  -------    -------      -------      -------     -------
   Total revenue......................  29,478   35,730   50,098     36,097       52,315       50,098      52,315
Operating expenses:
  Operating costs.....................   7,808   10,589   16,918     12,139       18,255       16,918      18,255
  Conversion expenses (4).............   1,426    1,056    1,970      1,365        3,416        1,970       3,416
  Selling, general and
    administrative....................  15,992   21,784   26,239     19,328       24,836       26,239      24,836
  Depreciation and amortization.......   1,817    3,014    4,699      3,329        3,021        4,699       3,021
                                       -------  -------  -------    -------      -------      -------     -------
Operating income (loss)...............   2,435     (713)     272        (64)       2,787          272       2,787

Interest expense......................   3,908    4,619    5,868      4,242        1,776           --          --
Investment and other income...........     143      127      215        208           27          215          27
                                       -------  -------  -------    -------      -------      -------     -------
Income (loss) before income taxes.....  (1,330)  (5,205)  (5,381)    (4,098)       1,038          487       2,814
Income tax expense (benefit)..........    (439)    (801)      44         34           --           44          --
                                       -------  -------  -------    -------      -------      -------     -------
Net income (loss).....................    (891)  (4,404)  (5,425)    (4,132)       1,038          443       2,814
                                       -------  -------  -------    -------      -------      -------     -------
Preferred stock dividends.............    (670)    (825)  (1,001)      (739)      (3,049)          --          --
                                       -------  -------  -------    -------      -------      -------     -------
Net income (loss) applicable to common
 stockholders......................... $(1,561) $(5,229) $(6,426)   $(4,871)     $(2,011)     $   443     $ 2,814
                                       =======  =======  =======    =======      =======      =======     =======
Earnings per share:
  Basic............................... $ (0.17) $ (0.54) $ (0.59)   $ (0.45)     $ (0.17)     $  0.03     $  0.17
  Diluted............................. $ (0.17) $ (0.54) $ (0.59)   $ (0.45)     $ (0.17)     $  0.03     $  0.17
Weighted average common shares
 outstanding:
  Basic...............................   9,250    9,752   10,925     10,890       11,804       15,290      16,168
  Diluted.............................   9,250    9,752   10,925     10,890       11,804       15,986      16,855

                                                                                                   Pro Forma (3)
                                                                                              ------------------------
                                           Fiscal Year Ended (1)        Nine Months Ended     Fiscal Year Nine Months
                                        --------------------------  ------------------------     Ended       Ended
                                        May 28,  May 26,   May 25,  February 23, February 22,   May 25,   February 22,
                                         1999     2000      2001        2001       2002 (2)      2001         2002
                                        -------  -------  --------  ------------ ------------ ----------- ------------
                                                              (in thousands, except other data)

Other Financial Data:
EBITDA (5)............................. $ 4,252  $ 2,301  $  4,971    $  3,265     $  5,808     $4,971       $5,808
Conversion expenses (4)................   1,426    1,056     1,970       1,365        3,416      1,970        3,416
                                        -------  -------  --------    --------     --------     ------       ------
Adjusted EBITDA (6)....................   5,678    3,357     6,941       4,630        9,224      6,941        9,224
Net cash provided by operating
 activities............................   1,200      649     1,046        (972)       1,166
Net cash used in investing activities..  (1,944)  (9,357)  (21,246)    (20,752)     (23,356)
Net cash provided by (used in)
 financing activities..................    (187)  17,568    15,376      16,126       20,757

Other Data:
Approximate number of clients at end of
 period................................  19,500   25,500    35,500      34,000       44,500
Number of direct sales force
 representatives at end of period......      26       67       103         102          139

                                                     As of February 22, 2002
                                                    -------------------------
                                                     Actual   As Adjusted (7)
                                                    --------  ---------------
   Consolidated Balance Sheet Data:
   Cash and cash equivalents....................... $  2,872     $ 18,107
   Working capital (deficit).......................   (7,303)      17,682
   Client payroll funds invested...................  168,977      168,977
   Total assets....................................  246,815      261,535
   Total debt......................................   39,497           --
   Redeemable preferred stock, at liquidation value   36,180           --
   Total stockholders' equity (deficit)............   (2,451)      87,096

--------
(1)Results of operations for acquired companies are included from the date of acquisition. As a result, comparability of periods has been affected by our acquisitions. For more information about our acquisition history, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition History."
(2)In May 2001, we exchanged all outstanding subordinated notes, including accrued but unpaid interest thereon, for shares of our 12% redeemable preferred stock. As a result, interest expense will significantly decrease in fiscal 2002. As of February 2002, the outstanding liquidation preference of the 12% preferred stock was $36.2 million. We intend to redeem all of our outstanding 12% redeemable preferred stock with the proceeds of this offering.
(3)The pro forma columns give effect to the sale by Advantage of 4,539,474 shares of common stock at an assumed offering price of $19.00 per share, the midpoint of the range set forth on the cover of this prospectus, and the application of the estimated net proceeds therefrom, after deducting discounts, allowances and offering expenses. Adjustments include: the elimination of interest expense associated with debt repaid using the net proceeds of this offering; the elimination of preferred stock dividends associated with preferred stock redeemed using the net proceeds of this offering; and the issuance of 4,364,397 shares of common stock in this offering.
(4)We generally incur expenses in converting clients obtained through our acquisition of other payroll processing companies. Conversion expenses primarily include salaries, benefits and stay bonuses paid to employees of acquired companies performing duplicative functions, such as automated clearing house processing, tax processing and information technology support, who will not be retained after conversion is completed, payment of salaries and benefits of our employees directly performing conversion procedures, travel costs and lease expenses of duplicate facilities. Conversion expenses are acquisition specific and only continue until the acquired clients are converted onto our system for processing.

(5)EBITDA represents earnings before interest, tax, depreciation and amortization. Management believes that it is widely accepted that EBITDA, as defined, provides useful information about a company's operating performance. This belief is based upon discussions with investors, analysts, creditors and other market professionals. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles, or GAAP, in the United States, is not indicative of operating income or cash flow from operations as determined under GAAP and does not give effect to our capital expenditures or debt service payments. Our method of computation may or may not be comparable to other similarly titled measures by other companies.
(6)Adjusted EBITDA means EBITDA plus conversion expenses. Management believes that Adjusted EBITDA provides useful information about our operating performance because conversion expenses are associated with particular acquisitions and vary from period to period based on our recent acquisition history, and as such, continuing operating performance is more comparable from period to period after excluding conversion expenses.
(7)The "As Adjusted" column gives effect to the consummation of this offering and the exercise of the NEBS warrant and the use of the proceeds therefrom, as well as the following nonrecurring, noncash adjustments which will occur in connection with this offering, in each case assuming a per share offering price of $19.00, the midpoint of the offering range: a noncash charge totaling approximately $4.1 million in connection with the vesting of the performance-based portion of the NEBS warrant, of which $0.7 million will be incurred in the quarter ended May 30, 2002 and the remainder will be incurred upon the consummation of this offering; a noncash charge of $5.7 million related to the restated additional incentive agreement as described under "Certain Relationships and Related Transactions--Restated Additional Incentive Agreement"; and a noncash charge of $1.4 million related to the write-off of debt issuance costs and unamortized compensation expense associated with the repayment of all of our debt and the redemption of all of our preferred stock with the proceeds of this offering. For more information regarding these nonrecurring, noncash charges, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Charges Related to this Offering."

                                 RISK FACTORS

   You should carefully consider the risks described below before making a decision to buy our shares. If any of the following risks actually occur, our business could be harmed. In that event, the trading price of our shares might decline, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and related notes.

                  Risks Related to Our Business and Industry

Acquisitions, especially unsuccessful ones, could harm our financial results. Difficulties integrating these acquisitions may impose substantial costs and delays and cause other problems for us.

   The integration of payroll processing companies and companies in related businesses and conversion of clients onto our systems place a burden on us. For example, we incurred $1.4 million, $1.1 million and $2.0 million in conversion expenses in fiscal 1999, 2000 and 2001, respectively. The integration of these companies is subject to risks commonly encountered in making such acquisitions, including, among others, loss of key personnel of the acquired company, difficulty associated with assimilating the personnel and operations of the acquired company, potential disruption of ongoing business, maintenance of uniform standards, controls, procedures and policies, processing payroll and paying related payroll obligations on acquired systems prior to conversion on our system, and impairment of the acquired company's reputation and relationships with its employees and clients. Any of these may result in the loss of clients. Further, the integration process may require a disproportionate amount of time and attention from our management and may distract our management from its day-to-day responsibilities. It is also possible that we may not realize, either at all or in a timely manner, any or all benefits from recent and future acquisitions, but may incur significant costs in connection with these acquisitions. Failure to successfully integrate recent and future acquisitions could adversely affect our results of operations.

Our success depends on our ability to manage growing and changing operations.

   Our business has grown significantly in size and complexity since our management buy-out in February 1998. This growth has placed, and is expected to continue to place, significant demands on our management, systems, internal controls and financial and physical resources. In addition, we expect that we will need to further develop our financial and managerial controls and reporting systems to accommodate future growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems and expanding our information technology infrastructure. The nature of the payroll processing business is such that qualified management personnel can be difficult to find. Any inability to manage growth effectively could have a material adverse effect on our financial results.

We rely on third-party service providers, whose failure to deliver our products and services to our clients would harm our business.

   As part of delivering products and services to our clients, we depend on third-party service providers for various functions. These providers include couriers, telecommunication providers and utilities. Although we have written agreements with most third-party service providers, some of these providers may not always be able to deliver products and services on our behalf in a timely manner. Service providers have in the past and may again in the future experience interruptions in their service delivery for a variety of reasons, including employee strikes, storms or other adverse weather conditions, earthquakes or other natural disasters, logistical or mechanical failures or accidents. Our failure to deliver products and services to our clients in a timely manner could damage our reputation and could have a material adverse effect on our client retention rates.

Our success depends on our ability to compete effectively in the marketplace.

   We operate in a competitive, highly fragmented market, with over 1,600 local, regional or national payroll processing service providers, and we compete for clients with a variety of organizations that offer similar

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services. The market in which we compete is also subject to rapid change and is significantly affected by new service introductions and other market activities of industry participants. In payroll processing and tax filing, we primarily compete with several public and private service providers, including Automatic Data Processing, Inc., or ADP, and Paychex, Inc. Some of these companies have greater financial, technical, marketing, name recognition and other resources and a larger number of clients than we do. In addition, some of these companies offer more services or features than we do and have more processing facilities throughout the United States. We also compete with in-house employee services departments and, to a lesser extent with banks and local payroll companies.
With respect to benefits administration services, we compete with insurance companies, benefits consultants and other local benefits outsourcing companies. We may also compete with companies that market related products and services that may offer payroll or administrative services in the future. We have experienced, and expect to continue to experience, competition from new entrants into our markets. Increased competition may result in pricing pressures, loss of market share or loss of clients, any of which could harm our business. We believe the principal competitive factors affecting our market include the following:

   . client service;

   . system functionality and performance;

   . system and service flexibility;

   . breadth of service offering;

   . reputation and experience; and

   . service cost.

   Our inability to compete successfully would harm our business and results of operations. A portion of our new clients have historically come from our competitors. If we do not have the same success in winning clients from our competitors in the future, we would have to rely more on clients that are moving from in-house operations or start-up businesses to outsourcing. This could increase our sales timeframe and our client acquisition costs, which would adversely affect our financial condition and results of operations.

We rely on financial institutions to transfer our clients' payroll funds. Should these financial institutions delay or stop processing these transactions, our business could suffer.

   We currently have contractual relationships to electronically transfer our clients' payroll funds through the automated clearing house, or ACH, system with two banks, one of which owns a payroll processing service that competes directly with us. These contracts are cancelable upon 30 days' notice by either party. If either of these banks was to delay the processing of transfers or terminate these contracts and we were not able to obtain these services in a timely manner or on acceptable terms from other banks, our business could materially suffer.

We make payments on our clients' behalf. If our clients have insufficient funds in their bank accounts to transfer money to cover such payments, we may suffer losses.

   As part of the provision of payroll services, our clients authorize us to transfer money from their bank accounts, in accordance with the limitations and restrictions of the National Automated Clearing House Association, or NACHA, to fund their employee paychecks, direct deposits and tax liabilities and pay our fees. Due to NACHA rules, we may bear the financial risk for clients that have insufficient funds to cover such transfers. We have in the past, and may again in the future, make payments on our clients' behalf for which we are not reimbursed. These losses could have a material impact on our business. Since June 1997, we estimate that we have incurred approximately $545,000 in losses as a result of payments made on our clients' behalf for which we were not reimbursed and for fees for which we were not paid.

Our growth cannot be assured. Even if we do experience growth, we cannot assure you that we will grow profitably.

   Our growth will depend, in part, upon our ability to attract and retain new clients, offer and achieve market acceptance of new services and features and expand in existing and into new geographic markets. Our failure to

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

successfully identify new geographic markets or to develop or introduce new products and services could have a material adverse effect on our growth prospects. For example, we plan to offer new services by increasing our emphasis on selling ancillary products and services to both new and existing clients; however, we cannot assure you that these new ancillary products and services will gain market acceptance. Even if we do increase our service offerings and gain new clients, we may not realize profits, and failure to do so would harm our financial condition and results of operations.

We may incur substantial costs in connection with establishing new client relationships and expanding our service offerings that we may not be able to recoup.

   Establishing new client relationships is a time-consuming and expensive process. We incur substantial costs in order to obtain each new client. These costs consist primarily of sales and implementation expenses and, to a lesser extent, marketing expenses. We incur these costs in advance of recognizing any revenue, and we cannot guarantee that we will fully recoup these costs. If we cannot maintain our historically high client retention rate, our return on client acquisition costs will be significantly lower. In addition, as we expand our service offerings, we incur substantial operating costs associated with hiring and training new employees and building an operational infrastructure. Our failure to recoup costs associated with establishing client relationships and expanding our service offerings could harm our financial condition and results of operations.

We may make errors and omissions in performing our services, which could subject us to losses, fines and harm our reputation.

   Our payroll processing is subject to various risks resulting from errors and omissions in filing client tax returns, paying tax liabilities owed to tax authorities on behalf of our clients and paying our clients' employees. Our clients transfer to us contributed employer and employee tax funds, as well as funds to be paid to employees. Tracking, processing, remitting and paying such amounts is complex. Errors and omissions have occurred in the past and may occur in the future in connection with these services. We could be subject to large cash penalties imposed by tax authorities for late filings or underpayment of taxes. We may also transfer funds in error to the wrong party or in incorrect amounts and may not be able to correct the error or retrieve the funds. We maintain errors and omissions insurance; however, we cannot assure you that our insurance for such losses will be adequate.

We face substantial competition in attracting and retaining experienced personnel, and we may be unable to grow our business if we cannot attract and retain qualified employees.

   Our success depends to a significant degree on our ability to provide our clients with highly qualified and experienced employees who possess the skills and experience necessary to satisfy our clients' payroll processing needs. These employees are in great demand, particularly in certain geographic areas, and are likely to remain a limited resource for the foreseeable future. Our ability to attract and retain employees with the requisite experience and skill depends on several factors including, but not limited to, our ability to offer competitive wages, benefits and professional growth opportunities. Many of the companies with which we compete for experienced personnel have greater financial resources and name recognition than we do. We have in the past and may in the future experience difficulty in recruiting sufficient numbers of qualified personnel. In particular, our ability to find and train sales representatives is critical to our ability to achieve our growth objectives. The inability to attract and retain experienced personnel could have a material adverse effect on our business.

The loss of senior management and key personnel could negatively affect our ability to conduct our business efficiently and could lead to loss of clients and proprietary information.

   Our success is largely dependent on the skills, experience, effort and performance of our senior management and other key employees. The loss of the services of our Chairman, President and Chief Executive Officer, Charles W. Lathrop, Jr., or one or more members of our senior management could have a material adverse effect on us. We do not maintain key man life insurance on any of our executives other than Mr. Lathrop. If we lose any key personnel, we may be unable to prevent the unauthorized disclosure or use of our technical knowledge, practices, procedures or client lists by the former employee. Disclosure of this information could harm our business.

Since the beginning of fiscal 1999, we have sustained aggregate net losses applicable to common shareholders after preferred dividends of approximately $15.2 million and may not achieve profitability in the future.

   We have experienced aggregate net losses applicable to common shareholders after preferred dividends of approximately $15.2 million since the beginning of fiscal 1999. Our net losses have resulted, in part, from interest costs related to funds borrowed in connection with our management buy-out in February 1998. In addition, we have incurred costs associated with expanding our direct sales force, entering new geographic markets, providing additional ancillary products and services, penetrating the market for mid-sized businesses and acquiring compatible client bases. We expect to continue to incur these costs in the future. As of February 22, 2002, we had a stockholders' deficit of approximately $2.5 million. Lack of profitability would harm our financial condition and adversely impact our business.

Our recent history of net losses may inhibit our ability to access the capital markets. Even if we are able to access the capital markets, our stockholders may experience significant dilution.

   We may seek to raise additional capital to fund our investments and/or operations through public or private equity or debt financing. We cannot assure you that additional financing will be available, if needed, on acceptable terms, or at all. If additional capital is needed and not available, we may need to change our business strategy to slow our rate of expansion or reduce our operations. If we raise additional funds by issuing equity securities, our stockholders may experience dilution.

We may not be able to maintain or grow our market share if we fail to adapt to advances in technology. Even if we are able to develop or acquire new technologies in a timely manner, we may incur substantial costs in developing or acquiring such technologies.

   Our ability to satisfactorily provide our core products and services and to develop, or partner effectively to provide, ancillary products for our clients is dependent on our ability to maintain up-to-date software and systems technology. Our current position in the market could be impaired if we do not react appropriately to emerging technology trends. The technologies in which we have invested to date rapidly evolve and have short life cycles. The introduction of services with new technologies and the emergence of new industry standards and practices can render existing services obsolete and unmarketable over time. Our ability to expand into new markets requires us to anticipate and efficiently adapt to technological changes. Our future success will depend, in part, on our ability to develop or acquire advanced technologies, enhance our existing services with new features, add new services in order to meet the sophisticated, varied and changing needs of our clients and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. If we cannot meet these needs in a timely manner, our growth may suffer. Even if we are able to develop or acquire new technologies in a timely manner, we may incur substantial costs in developing or acquiring such technologies and in deploying new services and features to our clients.

Our investments of collected but unremitted payroll funds are exposed to several risks that could harm our financial results, causing the market price of our common stock to decrease dramatically.

   Approximately 10.9% of our revenue for the nine months ended February 22, 2002 was derived from interest earned from investing collected but unremitted payroll funds. As a result, interest rate fluctuation could impact our results of operations. For example, our future results may be adversely affected as a result of declines in interest rates. Similarly, changes in policies relating to withholding federal or state income taxes or reduction in the time allowed for taxpayers to remit payment for taxes owed to government authorities could have an adverse effect on our business. Our investments are also exposed to several risks, including credit risks from the possible inability of the issuers to meet the terms of their obligations under those investment securities. We would be liable to our clients for any losses on such investments.

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

The failure by our associate offices to perform their obligations under the license agreements or a disagreement between us and one or more of our associate offices could harm our business.

   Our associate offices accounted for approximately 22.9% and 32.0% of our revenues for the first nine months of fiscal 2002 and fiscal 2001, respectively. In addition, for the first nine months of fiscal 2002, our associate offices contributed to the generation of 20.6% of our new clients. The success of this distribution channel depends on the performance of our associate offices under the license agreements. The failure of one or more of our associate offices to meet our marketing expectations, operational and customer service standards or otherwise comply with their obligations under the license agreements could have a negative impact on our business or financial results.


   We recently were approached by a representative of five of our associate offices indicating a desire of these associate offices to sell us their businesses on a collective basis in connection with this offering. We have had numerous discussions with such associate offices and their representatives but have not been able to reach an agreement with respect to the purchase price. In the course of negotiations, a representative of the associate offices asserted that these associate offices are owed additional amounts from us under their respective license agreements. We are prepared to vigorously defend against any claim to such effect should such associate offices decide to pursue it. Any material dispute between us and our associate offices, regardless of outcome, could have a negative impact on our business or financial results.


The general condition of the U.S. economy may adversely affect our investments and our business as a whole.

   The general condition of the U.S. economy and the current weakness in the economy has and will continue to affect our business. These conditions include declines in interest rates, client staff reductions, client labor strikes and acquisitions of our clients by other companies, among others. In addition, potential clients and existing clients are also less likely to switch service providers and in some cases are delaying or postponing purchasing decisions. These factors could result in the reduction of the aggregate amount of payroll that we process and the amount of interest that we earn on such funds. In addition, the general condition of the U.S. economy is affected by social, political and military conditions, including terrorist threats and acts and any responses by the United States to such threats and acts.

Major catastrophes and other similar problems may cause us to lose client data and adversely interrupt our operations.

   We currently conduct substantially all of our back-office processing at our headquarters in Auburn, Maine. Our operations are dependent on our ability to protect our infrastructure against damage from an ice-storm or other natural or man-made major disaster, fire, power loss, security breach, telecommunications failure, terrorist attack or similar event. We cannot assure you that the precautions that we have taken to protect ourselves from, or minimize the impact of, such events will be adequate. Any damage to our data centers, failure of telecommunications links or breach of the security of our computer systems could result in an interruption of our operations or other loss that may or may not be covered by our insurance.

Our revenue and expenses vary seasonally, and our stock price may fluctuate correspondingly.

   Our revenue is subject to seasonal fluctuations based on changes in the total payroll of our client base. We typically realize the largest percentage of annual revenue in our third fiscal quarter, primarily due to new clients beginning services in the beginning of their tax year which is our third fiscal quarter, higher interest income earned on higher amounts of payroll funds invested and W-2 fee revenue, which are reported in our third quarter. Seasonal fluctuation in our revenue and expenses, especially unexpected fluctuation, could cause volatility or a decrease in the price of our common stock.

Our operating results have fluctuated, and will continue to fluctuate, from quarter to quarter. Negative fluctuations could materially lower the price of our common stock.

   Our quarterly operating results have fluctuated in the past and will continue to fluctuate in the future depending on a variety of factors, including the following:

   . the number and size of new clients starting payroll services;

   . interest rate fluctuation;

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

   . interest revenue and realized gains or losses from our investments;

   . our ability to identify, recruit and train sales representatives and to retain our existing sales force;

   . the decision of clients to delay or cancel implementation or ongoing services;

   . our ability to timely design, develop, introduce and implement services and features for new and existing services;

   . service offerings provided by competitors;

   . cost associated with strategic acquisitions or investments in technology;

   . the timing of strategic acquisitions or investments;

   . costs to transition to new technologies;

   . expenses incurred for geographic expansion;

   . price competition;

   . a reduction in the number of our clients' employees; and

   . general economic factors.

   A substantial majority of our operating expenses, particularly personnel and related costs, depreciation and rent, are relatively fixed in advance of any particular quarter. As a result, we may not be able to timely cut costs in response to any decrease in revenue. For example, the decision by clients to delay or cancel our services, or our under-utilization of personnel, may cause significant variations in operating results and could result in additional losses for the applicable quarters. Additionally, as we secure larger clients, the time and expense required to implement our services to those clients increases, which could contribute to larger fluctuations in revenue. Any of these factors or positions could cause our future revenue and results of operations to vary substantially. As a result of the foregoing, in some future quarter, our results of operations could be below the expectations of public market analysts and investors, which, as a newly public company, could cause the market price of our common stock to decrease dramatically. In addition, there can be no assurance that securities analysts will cover our company after this offering, which could have an adverse effect on the market price of our common stock.

Changes in governmental policies could reduce the need for our service offerings or otherwise harm our business.

   Our services, particularly tax filing and benefits plan administration, depend upon government regulations that continually change. Additional regulations could potentially increase our cost of doing business. As a response to small, local payroll companies improperly managing their custodial funds, several states, including Minnesota and Maine, have instituted regulations concerning payroll companies. State regulation has typically taken the form of required annual registration, proof of insurance, audited financials, notifications to potential or signed clients, and in some cases, additional electronic interfaces with the various agencies. Failure to timely implement corresponding changes to our services and technology would harm our business and results of operations. Changes in both state and federal regulations could also reduce or eliminate the need for our services and substantially decrease our revenue.

   In addition, since we derive a significant portion of our revenue from interest earned from investing collected but unremitted payroll funds, changes in policies relating to withholding federal or state income taxes, reductions in the time allowed to remit tax payments owed to government authorities or tax cuts could harm our business and results of operations. The federal government's recent disaster relief for taxpayers, which delays the due date for certain taxes, as well as recent tax cuts and other measures approved by the federal government, could harm our business and results of operations by reducing the amount of collected but unremitted payroll funds and delaying the collection of, and correspondingly the interest we would earn on, these funds.

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

Our employees or associates may violate our relationship of trust with our clients, which may lead to lawsuits against us.

   We have access to our clients' confidential information as well as to their funds. Actions taken by our employees or associates in breach of our relationships with our clients may damage our clients' businesses. For example, if one or more of our employees or associates violates confidentiality agreements or misappropriates funds, our clients may assert claims against us. Our insurance may not adequately cover claims like these. Claims of these types could damage our client relationships and harm our business and financial condition.

We may not have taken all necessary steps to protect our intellectual property.

   Our success depends in part upon our proprietary software technology and our other intellectual property rights. We rely on a combination of contract, copyright, trademark, trade secret and common laws to establish and protect our proprietary technology. We may not have registered all trade and service marks, filed all copyright applications or received releases from all third party vendors that would be necessary to fully protect all of our intellectual property. We have no patents or patent applications. We do grant licenses at no additional charge to some of our clients to use our proprietary software under customary license agreements. We may not have taken all necessary steps to protect our proprietary technology. Even if we have, third parties may develop similar or competing technologies independently. The failure to protect our intellectual property could harm our business and our results of operations.

Claims from third parties relating to infringement of intellectual property could harm our business.

   We cannot guarantee that our services and technology do not infringe on any existing patents, copyrights or other proprietary rights of others. Third parties, including our competitors, may have or could obtain proprietary rights that would prevent, limit or interfere with our ability to develop, perform or sell our payroll processing services and related products. As a result, we may be found to infringe on the proprietary rights of others. We could incur substantial costs in defending such infringement claims. An adverse result in an intellectual property dispute could force us to do any of the following:

   . cease developing, performing or selling any of our payroll products or related services that incorporate the challenged intellectual property;

   . obtain and pay for licenses from the holder of the infringed intellectual property right;

   . redesign or reengineer our products and services; or

   . pay substantial damages.

Any of these resulting liabilities could harm our business and our results of operations.

Our revolving credit facility will contain restrictions on our ability to take certain actions, including paying dividends to stockholders.

   In connection with this offering, we anticipate entering into a new $10.0 million senior revolving credit facility. Under the terms of the new senior credit facility, we will need to comply with various financial covenants. In addition, we will be restricted from taking certain corporate actions and making certain payments, including the payment of dividends to stockholders. The limitations contained in the credit agreement may restrict our ability to take certain actions that may be beneficial to stockholders, and will in any event restrict our ability to pay dividends for the foreseeable future.

We will incur significant non-cash charges in connection with this offering.

   Upon consummation of this offering, Willis Stein & Partners, L.P., our principal stockholder, will transfer 300,000 shares of the common stock it currently holds into a trust for the benefit of certain of our executive

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

officers under the terms of the restated additional incentive agreement with Advantage and certain executives. We will not actually bear any cash expense or issue any additional shares in connection with this transfer. However, because Willis Stein is our principal stockholder, we will be required under applicable accounting rules to record a one-time, pretax, noncash compensation charge of approximately $5.7 million, based on an assumed initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover of this prospectus, in the quarter this offering is consummated as a result of this plan.

   In addition, we anticipate incurring a one-time, non-cash charge of approximately $1.4 million on the early extinguishment of debt and the redemption of preferred stock with the proceeds of this offering. This relates to the write-off of unamortized debt issuance costs and unearned compensation associated with securities issued at the time of our February 1998 management buy-out.

   Additionally, we anticipate incurring a charge totaling approximately $4.1 million in connection with the vesting of a portion of a warrant issued to New England Business Service, Inc., or NEBS, of which $0.7 million will be incurred in the quarter ended May 30, 2002 and the remainder will be incurred upon the consummation of this offering. This warrant contains two components--a performance-based portion that, in accordance with its terms, will vest and become exercisable in connection with this offering based on NEBS' performance under the alliance agreement in the period leading up to this offering and a vested portion, currently exercisable for 320,932 shares of our common stock. Both components of the warrant have an exercise price of $12.67 per share. We currently estimate that the performance-based portion of the NEBS warrant, which results in the charge, will become exercisable for 641,863 shares. We believe that NEBS will purchase the maximum number of shares it is entitled to purchase under the vested portion and the performance-based portion of the warrant upon the consummation of this offering. Any portion of the warrant not exercised in connection with this offering will be canceled.
   For more information regarding these non-cash charges, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Charges Relating to this Offering."

After giving effect to this offering, two of our stockholders will control approximately 57.3% of our voting stock, and their interests may differ from yours.

   After giving effect to this offering, two significant stockholders, Willis Stein & Partners, L.P. and NEBS will control approximately 57.3% of our voting stock. If these stockholders acted or voted together, they would have the power to exercise significant influence over the election of our directors. They would also have significant control over other matters requiring stockholder approval, including the approval of major corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company, even when a change may be in the best interests of our stockholders. Furthermore, the interests of these stockholders may not always coincide with the interests of our company or other stockholders.

                        Risks Relating to this Offering

The initial public offering price is significantly higher than the book value of our common stock, and you will experience immediate and substantial dilution in the book value of your investment.

   Prior investors paid a lower per share price than the price in this offering. The initial public offering price is substantially higher than the net book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in this offering, you will incur immediate and substantial dilution of $17.91 per share. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are exercised, there will be further dilution to investors in this offering.

Future sales of our common stock, including the shares purchased in this offering, may depress our stock price.

   Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering, or the perception that such sales are likely to occur, could depress the market price of our common

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

stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have outstanding 17,658,598 shares of common stock. Of these shares, the 5,500,000 shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, an additional 12,099,376 shares will be eligible for sale in the public market. After the closing of this offering, holders of approximately 12,044,226 shares will be entitled to registration rights with respect to the registration of their shares under the Securities Act.

An active public market for our common stock may not develop, which could impede your ability to sell your shares and depress our stock price.

   Before this offering, you could not buy or sell our common stock on the public market. An active public market for our common stock may not develop or be sustained after the offering, which could affect your ability to sell your shares and depress the market price of your shares. The market price of your shares may fall below the initial public offering price.

Provisions in our charter documents and Delaware law could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

   Provisions of our certificate of incorporation and bylaws may inhibit changes in control of Advantage not approved by our board of directors and would limit the circumstances in which a premium may be paid for the common stock in proposed transactions, or a proxy contest for control of the board may be initiated. These provisions provide for:

   . a classified board of directors;

   . a prohibition on stockholder action through written consents;

   . a requirement that special meetings of stockholders be called only by a majority of the board of directors;

   . advance notice requirements for stockholder proposals and nominations;

   . limitations on the ability of stockholders to amend, alter or repeal the bylaws; and

   . the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

   We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which would prevent us from engaging in a business combination with a 15.0% or greater stockholder for a period of three years from the date it acquired such status unless certain board or stockholder approvals are obtained.

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                          FORWARD LOOKING STATEMENTS

   This prospectus contains forward-looking statements. These statements may be found throughout this prospectus, particularly under the headings "Prospectus Summary," "Risk Factors," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," among others. Forward-looking statements typically are identified by the use of terms such as "may," "will," "should," "expect," "anticipate," "believe," "estimate," "intend" and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and our beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other "forward-looking" information based on currently available information. The factors listed above under the heading "Risk Factors" and in the other sections of this prospectus provide examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements. These factors include, among other things, the following:

   . difficulties in integrating acquired businesses and realizing related cost savings and other benefits;

   . implementation of our growth strategy;

   . risks involved with use of third-party service providers;

   . risks involved with making payments on behalf of clients with insufficient funds;

   . competitive conditions in our industry;

   . difficulties in making electronic transfers of client funds;

   . difficulties in attracting and retaining clients;

   . risks involved with errors and omissions in our performance;

   . difficulties in attracting or retaining experienced personnel;

   . our dependence on our senior management and key personnel;

   . our future financial position and access to capital markets;

   . the success of implementation of new technology and addition of new services;

   . risks involved with adaptation to evolving technologies and standards;

   . investment risk;

   . the failure by our associate offices to perform under the license agreements;

   . general business and economic conditions;

   . impact of seasonality;

   . fluctuations in operating results;

   . changes in governmental policies and regulations affecting payroll, tax filing and benefits plan administration services;

   . risks involved with breaches of confidentiality and misappropriation of funds by our employees and associates;

   . infringements on intellectual property;

   . uncertain effects on the global and domestic economies and financial markets due to the terrorist attacks in New York City, Washington, D.C. and Pennsylvania on September 11, 2001; and

   . impact of legal proceedings.

   The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update beyond that required by law any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

   We estimate that our net proceeds from the sale of 4,539,474 shares of common stock in this offering will be approximately $78.7 million, assuming an initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

   We intend to use approximately $39.5 million of our net proceeds from this offering to repay all existing indebtedness, based on amounts outstanding as of February 22, 2002. We also intend to redeem all outstanding shares of our preferred stock, which shares have an aggregate liquidation value of $36.2 million assuming a redemption date of February 22, 2002. We will redeem our shares of preferred stock in order to discharge our obligations to our preferred stockholders and to provide preferred stockholders with additional liquidity. We intend to use the remainder of our net proceeds of this offering for general corporate purposes, including the funding of working capital, capital expenditures and possible acquisitions of payroll processing companies, associate offices or companies in related businesses. We are not currently in discussions with any acquisition candidates where such acquisition is probable.

   As of February 22, 2002, the existing indebtedness to be repaid from a portion of the net proceeds from this offering consisted of the following:

   . Approximately $28.6 million under our acquisition line of credit, excluding accrued interest, which currently bears interest at an effective rate of 4.9% and has a final maturity date of February 10, 2005;

   . Approximately $6.9 million under our term loan, excluding accrued interest, which currently bears interest at an effective rate of 4.7% and has a final maturity date of February 10, 2003; and

   . Approximately $4.0 million under our revolving credit facility, excluding accrued interest, which currently bears interest at an effective rate of 6.8% and has a final maturity date of February 10, 2003.

   As of February 22, 2002, the number, aggregate liquidation value, including accrued but unpaid dividends, and holders of shares of our outstanding preferred stock were as follows:

   . 25,542,527 shares of preferred stock with an aggregate liquidation value including accrued but unpaid dividends of $30,233,988 held by Willis Stein;

   . 1,564,611 shares of preferred stock with an aggregate liquidation value including accrued but unpaid dividends of $1,888,619 held by an affiliate of Charles W. Lathrop, Jr.;

   . 1,476,580 shares of preferred stock with an aggregate liquidation value including accrued but unpaid dividends of $1,782,358 held by Nancy M. French;

   . 60,833 shares of preferred stock with an aggregate liquidation value including accrued but unpaid dividends of $75,501 held by Hollis Rademacher; and

   . 1,823,934 shares of preferred stock with an aggregate liquidation value including accrued but unpaid dividends of $2,199,337 held by persons who are not affiliates of Advantage.

                                DIVIDEND POLICY

   We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used in the operation and growth of our business. The payment of dividends by us to holders of our common stock will be prohibited by our new bank credit facility, which we expect to have a five-year term. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

                                CAPITALIZATION

   The following table sets forth our cash and cash equivalents and consolidated capitalization as of February 22, 2002 on an actual basis and as adjusted for the sale by us of 4,539,474 shares of common stock pursuant to this offering, assuming an offering price of $19.00 per share, the midpoint of the range set forth on the cover of this prospectus, and the application of the net proceeds therefrom as described in "Use of Proceeds."

   This table should be read in conjunction with the "Selected Consolidated Financial Data" included elsewhere in this prospectus.

                                                                                        As of February 22, 2002
                                                                                        ---------------------
                                                                                                        As
                                                                                         Actual    Adjusted (1)
                                                                                        --------   ------------
                                                                                        (in thousands, except
                                                                                             share data)
Cash and cash equivalents.............................................................. $  2,872     $ 18,107
                                                                                        ========     ========
Debt:
   Senior Acquisition Line of Credit................................................... $ 28,619     $     --
   Senior Term Loan....................................................................    6,878           --
   Revolving Credit Facility...........................................................    4,000           --
                                                                                        --------     --------
       Total debt......................................................................   39,497           --

Redeemable preferred stock, par value $0.01 per share, 35,000,000 shares authorized;
  30,468,485 shares issued and outstanding, at liquidation value.......................   36,180           --

Stockholders' equity (deficit):
   Common stock, par $0.01 per share, 16,000,000 shares authorized, 12,117,747 shares issued and 12,108,329 shares outstanding, actual; 200,000,000 shares
     authorized, 17,610,598 shares issued and outstanding, as adjusted.................      143          198
   Preferred stock, par $0.01 per share, no shares authorized, issued or outstanding,
     actual; 5,000,000 shares authorized, no shares issued or outstanding, as adjusted.       --           --

   Additional paid-in capital..........................................................   37,893      138,512
   Accumulated other comprehensive income:
       Unrealized gain on investments, net of tax......................................       93           93
   Accumulated deficit.................................................................  (14,128)     (25,255)
   Treasury stock, 9,418 shares at cost................................................  (26,452)     (26,452)
                                                                                        --------     --------
       Total stockholders' equity (deficit)............................................   (2,451)      87,096
                                                                                        --------     --------
Total capitalization................................................................... $ 73,226     $ 87,096
                                                                                        ========     ========

--------
(1)The "As Adjusted" column gives effect to the consummation of this offering and the exercise of the NEBS warrant and the use of the proceeds therefrom, as well as the following nonrecurring, noncash adjustments which will occur in connection with this offering, in each case assuming a per share offering price of $19.00, the midpoint of the offering range: a noncash charge totaling approximately $4.1 million in connection with the vesting of the performance-based portion of the NEBS warrant, of which $0.7 million will be incurred in the quarter ended May 30, 2002 and the remainder will be incurred upon the consummation of this offering; a noncash charge of $5.7 million related to the restated additional incentive agreement as described under "Certain Relationships and Related Transactions--Restated Additional Incentive Agreement"; and a noncash charge of $1.4 million related to the write-off of debt issuance costs and unamoritized compensation expense associated with the repayment of all of our debt and the redemption of all of our preferred stock with the proceeds of this offering. For more information regarding these nonrecurring, noncash charges, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Charges Related to this Offering."

   The number of shares of common stock to be outstanding after this offering does not include:

       . 905,550 shares of common stock issuable upon exercise of options outstanding as of February 22, 2002 at a weighted average exercise price of $4.59 per share;
       . 86,117 shares of common stock issuable upon exercise of stock options reserved for issuance as of February 22, 2002; and . 1,750,000 shares of common stock reserved for issuance under our 2002
         Stock Option Plan.

                                   DILUTION

   Our net tangible book value as of February 22, 2002 was $(60.5) million, or $(5.00) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the pro forma number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. After giving effect to our sale of 4,539,474 shares of common stock in this offering, based upon an assumed initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover page of this prospectus, our pro forma net tangible book value as of February 22, 2002 would have been approximately $18.2 million, or $1.09 per share of common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $6.09 per share and an immediate dilution to new investors in this offering of $17.91 per share. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:

Assumed initial public offering price per share..................................         $19.00
   Net tangible book value per share as of February 22, 2002..................... $(5.00)
   Increase in pro forma net tangible book value per share attributable to new
     investors...................................................................   6.09
                                                                                  ------
   Pro forma net tangible book value per share as of February 22, 2002 after the
     offering....................................................................           1.09
                                                                                          ------
Pro forma net tangible book value dilution per share to new investors............         $17.91
                                                                                          ======

   The following table summarizes, as of February 22, 2002, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing stockholders since our inception and new investors purchasing shares of common stock in this offering. The calculation below is based on an offering price of $19.00 per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting and offering expenses payable by us:

                           Shares Purchased  Total Consideration
                          -----------------  -------------------  Average Price
                            Number   Percent  Amount (2)  Percent   Per Share
                          ---------- ------- ------------ ------- -------------
Existing stockholders (1) 12,108,329  72.7%  $ 33,826,901  28.2%  $        2.79
New public investors.....  4,539,474  27.3     86,250,000  71.8       19.00
                          ----------  ----   ------------  ----
   Total................. 16,647,803   100%  $120,076,901   100%
                          ==========  ====   ============  ====

--------
(1)The above discussion and the table do not include 905,550 shares of common stock issuable as of February 22, 2002 pursuant to the exercise of stock options under our stock option plans at a weighted average exercise price of $4.59 per share and a maximum of 1,069,772 shares potentially issuable upon exercise of the NEBS warrant. It also excludes 48,000 shares issued on February 25, 2002. To the extent that outstanding options are exercised in the future, there will be further dilution to investors. For more information about our capitalization and stock option plans, refer to "Capitalization" and "Management--Stock Option Plans."
(2)The amount of treasury stock included in the statement of stockholders deficit included elsewhere in this prospectus includes amounts paid to former and existing stockholders. Only amounts paid to existing stockholders are included in this table.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following table sets forth selected financial data regarding our business and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated statements of operations data for the fiscal years ended May 28, 1999, May 26, 2000 and May 25, 2001, the selected consolidated statements of operations data for the nine months ended February 23, 2001 and February 22, 2002, and the selected consolidated balance sheet data as of February 22, 2002 are derived from our consolidated financial statements that are included elsewhere in this prospectus. All amounts included in the consolidated statements of operations data have been derived from audited financial statements, except for the unaudited nine months ended February 23, 2001.

                                                                 Fiscal Year Ended (1)                   Nine Months Ended
                                                    -----------------------------------------------  ------------------------
                                                    May 30,   May 29,   May 28,   May 26,   May 25,  February 23, February 22,
                                                     1997      1998      1999      2000      2001        2001       2002 (2)
                                                    -------  --------  --------  --------  --------  ------------ ------------
                                                                      (in thousands, except per share data)
Consolidated Statements of Operations Data:
Payroll service revenue............................ $10,125  $ 14,082  $ 25,068  $ 30,186  $ 42,065    $ 30,344     $ 46,634
Interest on client payroll funds invested..........   2,523     3,041     4,410     5,544     8,033       5,753        5,681
                                                    -------  --------  --------  --------  --------    --------     --------
   Total revenue...................................  12,648    17,123    29,478    35,730    50,098      36,097       52,315
Operating expenses:
  Operating costs..................................   2,499     4,924     7,808    10,589    16,918      12,139       18,255
  Conversion expenses (3)..........................      --       315     1,426     1,056     1,970       1,365        3,416
  Selling, general and administrative..............   8,739     9,244    15,992    21,784    26,239      19,328       24,836
  Depreciation and amortization....................     305       598     1,817     3,014     4,699       3,329        3,021
                                                    -------  --------  --------  --------  --------    --------     --------
Operating income (loss)............................   1,105     2,042     2,435      (713)      272         (64)       2,787
Interest expense...................................      97     1,134     3,908     4,619     5,868       4,242        1,776
Investment and other income (expense)..............     (15)       35       143       127       215         208           27
                                                    -------  --------  --------  --------  --------    --------     --------
Income (loss) before income taxes..................     993       943    (1,330)   (5,205)   (5,381)     (4,098)       1,038
Income tax expense (benefit).......................     326       398      (439)     (801)       44          34           --
                                                    -------  --------  --------  --------  --------    --------     --------
Net income (loss)..................................     667       545      (891)   (4,404)   (5,425)     (4,132)       1,038
                                                    -------  --------  --------  --------  --------    --------     --------
Preferred stock dividends..........................      --      (166)     (670)     (825)   (1,001)       (739)      (3,049)
                                                    -------  --------  --------  --------  --------    --------     --------
Net income (loss) applicable to common
 stockholders...................................... $   667  $    379  $ (1,561) $ (5,229) $ (6,426)   $ (4,871)    $ (2,011)
                                                    =======  ========  ========  ========  ========    ========     ========
Earnings per share:
  Basic............................................          $   0.04  $  (0.17) $  (0.54) $  (0.59)   $  (0.45)    $  (0.17)
  Diluted..........................................          $   0.04  $  (0.17) $  (0.54) $  (0.59)   $  (0.45)    $  (0.17)
Weighted average common shares outstanding (4):
  Basic............................................             9,250     9,250     9,752    10,925      10,890       11,804
  Diluted..........................................             9,250     9,250     9,752    10,925      10,890       11,804
Other Financial Data:
EBITDA (5)......................................... $ 1,410  $  2,640  $  4,252  $  2,301  $  4,971    $  3,265     $  5,808
Conversion expenses (3)............................      --       315     1,426     1,056     1,970       1,365        3,416
                                                    -------  --------  --------  --------  --------    --------     --------
Adjusted EBITDA (6)................................   1,410     2,955     5,678     3,357     6,941       4,630        9,224
Net cash provided by (used in) operating activities     981     1,668     1,200       649     1,046        (972)       1,166
Net cash used in investing activities..............    (401)  (14,324)   (1,944)   (9,357)  (21,246)    (20,752)     (23,356)
Net cash provided by (used in) financing activities    (252)   13,513      (187)   17,568    15,376      16,126       20,757
Consolidated Balance Sheet Data:
Cash and cash equivalents.......................... $   332  $  1,201  $    270  $  9,130  $  4,305    $  3,532     $  2,872
Working capital (deficit)..........................     697       129    (1,817)    2,084    (4,515)     (5,026)      (7,303)
Client payroll funds invested......................  50,357    53,603    85,997    88,032   110,505     121,428      168,977
Total assets.......................................  53,801    73,919   106,906   127,177   167,046     178,605      246,815
Total debt.........................................     906    37,520    38,397    43,665    60,476      60,877       39,497
Redeemable preferred stock, at liquidation value...      --     5,584     6,254     7,974     8,974       8,713       36,180
Total stockholders' equity (deficit)...............   1,930   (23,241)  (25,303)  (18,223)  (19,245)    (17,086)      (2,451)

--------
(1)Results of operations for acquired companies are included from the date of acquisition. As a result, comparability of periods has been affected by our acquisitions. For more information about our acquisition history, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition History."
(2)In May 2001, we exchanged all outstanding subordinated notes, including accrued but unpaid interest thereon, for shares of our 12% redeemable preferred stock. As a result, interest expense will significantly decrease in fiscal 2002. As of February 2002, the outstanding liquidation preference of the 12% preferred stock was $36.2 million. We intend to redeem all of our outstanding 12% redeemable preferred stock with the proceeds of this offering.
(3)We generally incur expenses in converting clients obtained through our acquisition of other payroll processing companies. Conversion expenses primarily include salaries, benefits and stay bonuses paid to employees of acquired companies performing duplicative functions, such as ACH processing, tax processing and information technology support, who will not be retained after conversion is completed, payment of salaries and benefits of our employees directly performing conversion procedures, travel costs and lease expenses of duplicate facilities. Conversion expenses are acquisition specific and only continue until the acquired clients are converted onto our system.
(4)Weighted average common shares outstanding is calculated as if the February 1998 management buy-out occurred at the beginning of fiscal 1998.
(5)EBITDA represents earnings before interest, tax, depreciation and amortization. Management believes that it is widely accepted that EBITDA, as defined, provides useful information about a company's operating performance. This belief is based upon discussions with investors, analysts, creditors and other market professionals. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP, is not indicative of operating income or cash flow from operations as determined under GAAP and does not give effect to our capital expenditures or debt service payments. Our method of computation may or may not be comparable to other similarly titled measures by other companies.
(6)Adjusted EBITDA means EBITDA plus conversion expenses. Management believes that Adjusted EBITDA provides useful information about our operating performance because conversion expenses are associated with particular acquisitions and vary from period to period based on our recent acquisition history, and as such, continuing operating performance is more comparable from period to period after excluding conversion expenses.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion in conjunction with the "Selected Financial and Other Data" section of this prospectus and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The forward-looking statements in this discussion regarding the payroll processing industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the "Risk Factors" and "Forward-Looking Statements" sections of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

Overview

   We are a leading national provider of outsourced payroll processing and related services to small businesses. We assist our clients in managing their payroll processing cycle by calculating, collecting and disbursing their payroll funds, remitting payroll taxes and preparing and filing all associated tax returns. In addition, we offer our clients a wide range of ancillary products and services, including providing human resource information software, employee benefit services and workers' compensation premium billing.

   We were founded in 1967 and were acquired through a management buy-out in February 1998 by an investor group led by our Chief Executive Officer, Charles
W. Lathrop, Jr., and Willis Stein & Partners, L.L.C., a private equity firm based in Chicago, Illinois. Since our management buy-out, we have grown our payroll revenue through strong organic growth and selected strategic acquisitions. Our strong internal growth has come from adding new clients. This is a direct result of expanding our sales force in existing offices and opening new offices in major markets throughout the United States. While we have built our company in part through acquisitions, we expect that our future growth will be primarily generated internally.

  Revenue

   We derive revenue from fees charged to our clients for payroll processing, tax filing and other ancillary services. We recognize this revenue when services are rendered. In connection with these services, we collect funds from our clients in order to pay payroll, payroll taxes and other withholdings and hold these funds until payments are due. In addition, we handle all regulatory correspondence and amendments, remit funds collected from our clients to the appropriate taxing authority and file federal, state and local tax returns. Most of our clients allow us to deduct our fees from their bank account when we process their payroll. Our revenue is subject to seasonal fluctuations. We normally realize the largest percentage of annual revenue in our third fiscal quarter.

   We also generate revenue from investing collected but unremitted client payroll funds during the interval between our receipt and disbursement of funds. We record investment income earned on invested payroll funds as revenue in our consolidated statements of operations, as the collection, holding and remittance of these funds is a significant component of our service to our clients.

   Prior to our February 1998 management buy-out, we marketed our products and services primarily through a network of associate offices. Our relationship with these associate offices is governed by a license agreement, which, among other things, prohibits the associate offices from distributing products and services other than our own, and a comprehensive policies and procedures manual. Our license agreements with our associate offices expire between September 2003 and September 2009, and are renewable at the option of the associate office for at least one additional ten-year term. This distribution model is based on the same division of responsibilities as we have with our direct offices. Our associate offices are responsible for selling and marketing our products and services in their assigned territory and interacting directly with clients to perform defined operational functions in connection with the delivery of our products and services. We perform all other services, including all centralized back-office functions, and maintain a direct contractual relationship with the client. We bear all credit risk associated with these contracts. We pay our associate offices a commission based on the revenue generated and retain all investment income on the collected but unremitted payroll funds. Since the management buy-out, we purchased all but 15 of our associate offices, which has contributed to our shift to a direct sales model. We obtain incremental earnings when purchasing associate offices because the commissions we pay to them exceed the incremental cost we would incur for the functions they perform. The direct sales model differs from our associate sales model in that we are responsible for all aspects of the client relationship. As a result, our associate network accounted for approximately 22.9% of our revenue for the first nine months of fiscal 2002 as compared to 48.5% of our revenue for fiscal 1999. As we acquire associate offices, total revenue is unaffected because all revenue from our associate offices is already reflected in our statements of operations under payroll service revenue. The percentage of revenue generated by associate offices necessarily decreases as the percentage of offices that are associate offices decreases. We may in the future purchase our remaining associate offices from time to time should the opportunity arise. We recently were approached by a representative of five of our associate offices indicating a desire of these associate offices to sell us their businesses on a collective basis in connection with this offering. We have had numerous discussions with such associate offices and their representatives but have not been able to reach an agreement with respect to the purchase price. We have terminated discussions with respect to the purchase of these five associate offices.


   We have entered into an alliance agreement with NEBS whereby NEBS sells our payroll services under its private labels. We are responsible for providing all payroll processing and tax filing services to the accounts sold under the private label program, including the billing and collection of processing fees. We bear the risk of losses incurred in connection with the collection of these amounts. We pay NEBS a commission based on revenue generated. Revenue received under this arrangement accounted for 3% for the nine months ended February 22, 2002 and for lesser amounts in prior periods.

  Operating Costs

   Operating expenses are comprised of ongoing costs related to payroll processing, tax filing and other ancillary service operations. Our most significant operating expenses relate to wages and benefits associated with performing these duties, payroll delivery and facility expenses, including telecommunications. Operating expenses include set-up expenses incurred in connection with clients obtained through our normal sales channels.

  Conversion Expenses

   Unlike the normal set-up costs associated with new clients obtained through our normal sales channels that are classified as operating costs, we also incur expenses from time-to-time in converting acquired clients obtained through our acquisition of other payroll processing companies. We report these costs separately on our financial statements as conversion expenses. These conversion expenses primarily include salaries, benefits and stay bonuses paid to employees of acquired companies performing duplicative functions, such as ACH processing, tax processing and information technology support, who will not be retained after conversion is completed, payment of salaries and benefits to our employees directly performing conversion procedures, travel costs and lease expenses of duplicate facilities.

  Selling, General and Administrative Expenses

   Selling, general and administrative expenses consist primarily of wages and benefits paid to sales and administrative staff, sales and marketing expenses, professional fees, other overhead costs for finance and corporate services and commissions paid to associate offices.

  Depreciation and Amortization

   Depreciation and amortization includes depreciation of all property and equipment and amortization of goodwill and intangible assets. Beginning in fiscal 2002, we adopted SFAS No. 142 and, as a result, no longer amortize goodwill but rather periodically test for impairment.

  Income Taxes

   As of February 2002, we had approximately $8.8 million in net operating loss carryforwards available to offset future taxable income. These tax net operating loss carryforwards will expire at various dates through 2022 if unutilized and may be subject to annual limitations as a result of changes in our ownership.

Acquisition History

   We have made a number of acquisitions since the February 1998 management buy-out, including acquisitions of payroll processing companies and a company in a related business, and purchases of our associate offices. Results of operations for acquired payroll processing companies and companies in related businesses are included from the date of acquisition. As a result, comparability of periods has been affected by these acquisitions. Acquisitions of our associate offices have less impact on the comparability of periods, as revenue from our associate offices is already included in our results of operations under the caption "payroll processing revenue." The following table sets forth certain information regarding our acquisition activity over the past three fiscal years for which total cash and stock consideration exceeded $200,000:

                                                                          Total Cash and Stock
                                            Acquisition Dates                Consideration
                                 ---------------------------------------- --------------------
2000
Third party payroll processor... July 1999                                   $ 5.0 million
Associate offices............... Various                                       1.1 million
2001
Third party payroll processors.. July 2000, September 2000, February 2001     16.7 million
Associate offices............... Various                                       5.4 million
2002 (through February 22, 2002)
Third party payroll processors.. Two in August 2001                           19.4 million
Related service operation....... September 2001                                0.5 million

   For more information about our acquisition history, see note 5 to our consolidated financial statements that appear elsewhere in this prospectus.

Critical Accounting Policies and Estimates

   Our discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in those financial statements. On an ongoing basis, we evaluate estimates, including those related to our clients' ability to meet their payroll obligations, impairment of intangible assets, allocation of purchase price of acquired businesses, determination of the fair value of equity instruments issued to third parties, recoverability of deferred income tax assets and contingencies. We base our estimates on historical experiences and assumptions believed to be reasonable under the circumstances. Those estimates form the basis for our judgements that affect the amounts reported in the financial statements. Actual results could differ from our estimates under different assumptions or conditions.

   We maintain a reserve for estimated losses associated with our clients' inability to meet their payroll obligations. As part of the provision of payroll services, our clients authorize us to transfer money from their bank accounts, in accordance with the limitations and restrictions of NACHA to fund their employee paychecks, direct deposits and tax liabilities and pay our fees. In accordance with the NACHA regulations, we are notified within 72 hours of transactions for which funds were not collected. Due to the immediacy of this notification, at any particular time, we are able to individually evaluate each uncollected amount and make a determination of the likelihood of collection. If the financial condition of our clients were to deteriorate, adversely affecting their ability to meet their payroll obligations, additional reserves may be required.

   We perform impairment tests related to goodwill and other intangible assets on a periodic basis. Because our business is largely homogenous and we integrate our new acquisitions fully into our existing system, we evaluate our business as a single reporting unit for purposes of goodwill impairment testing. Based on the results of these tests, no impairment charges have been recorded to date. We record a valuation allowance to reduce deferred income tax assets to an amount that is more likely than not to be realized. We allocate the purchase price of acquired businesses to the assets acquired based on our past experience and use of third-party valuation specialists. We estimate the fair value of equity instruments issued based on our review of past cash transactions for similar equity instruments and use of third-party valuation specialists. As of February 2002, we have recorded a full valuation allowance for our net deferred tax assets.

Results of Operations

   The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

                                               Fiscal Year Ended        Nine Months Ended
                                            ----------------------  ------------------------
                                            May 28, May 26, May 25, February 23, February 22,
                                             1999    2000    2001       2001         2002
                                            ------- ------- ------- ------------ ------------
Consolidated Statements of Operations Data:
Payroll service revenue....................   85.0%   84.5%   84.0%     84.1%        89.1%
Interest on client payroll funds invested..   15.0    15.5    16.0      15.9         10.9
Total revenue..............................  100.0   100.0   100.0     100.0        100.0
Operating expenses:
   Operating costs.........................   26.5    29.6    33.8      33.6         34.9
   Conversion expenses.....................    4.8     3.0     3.9       3.8          6.5
   Selling, general and administrative.....   54.2    61.0    52.4      53.5         47.5
   Depreciation and amortization...........    6.2     8.4     9.4       9.2          5.8
Total operating expenses...................   91.7   102.0    99.5     100.2         94.7
Operating income (loss)....................    8.3    (2.0)    0.5      (0.2)         5.3
Interest expense...........................   13.3    12.9    11.7      11.8          3.4
Investment and other income................    0.5     0.4     0.4       0.6          0.1
Income (loss) before income taxes..........   (4.5)  (14.6)  (10.7)    (11.4)         2.0
Income tax expense (benefit)...............   (1.5)   (2.2)    0.1       0.1          0.0
Net income (loss)..........................   (3.0)  (12.3)  (10.8)    (11.4)         2.0

Nine Months Ended February 2002 Compared to Nine Months Ended February 2001

  Revenue

   Revenue increased $16.2 million, or 44.9%, to $52.3 million for the nine-month period ended February 2002 from $36.1 million for the nine-month period ended February 2001. This increase resulted from a $16.3 million, or 53.7%, increase in payroll service revenue partially offset by a $0.1 million, or 1.3%, decrease in interest income from payroll funds invested. Payroll service revenue increased as a result of the addition of new clients. Of the 53.7% increase in payroll service revenue, 25.1% was due to organic growth of our existing business, while 28.6% was the result of acquisitions. The organic growth is largely attributable to the continued expansion of our sales force from 103 representatives in May 2001 to 139 representatives in February 2002. Revenue related to ancillary services, which are included in payroll service revenue was $1.0 million for the nine months ended February 2002 compared to $0.5 million for the nine months ended February 2001. We realize the largest percentage of annual revenue in our third fiscal quarter, primarily due to W-2 revenue, which occurs only in our third quarter and represented over 15% of our total revenue for the quarter ended February 2002.

   Interest income from payroll funds invested decreased $0.1 million or 1.3% to $5.7 million, reflecting a decrease in the average rate of return largely offset by a higher average daily balance of funds held for clients. The average daily balance of funds held for clients increased 28.6% to $156.6 million for the nine months ended

February 2002 from $121.8 million for the nine months ended February 2001. The average rate of return decreased to 4.5% for the nine months ended February 2002 from 6.3% for the nine months ended February 2001. In addition, we realized $0.4 million of gains in the nine months ended February 2002 and none in the nine months ended February 2001.

  Operating Costs


   Total operating costs increased $6.1 million, or 50.4%, to $18.3 million for the nine-month period ended February 2002 from $12.1 million for the nine-month period ended February 2001. As a percentage of revenue, operating costs increased to 34.9% for the nine-month period ended February 2002 compared to 33.6% for the nine-month period ended February 2001. Wages and benefits increased $3.2 million or 47.3% to $9.9 million, which was related to additional employees acquired in recent acquisitions, hiring of additional branch personnel to support growth in our client base and the purchase of associate offices. Other operating costs increased $3.0 million, or 54%, to $8.4 million, largely as a result of our organic growth, the acquisition of third party payroll processors and the purchase of associate offices. Of the increase in other operating costs, the two largest components were postage and delivery, which increased $1.4 million, or 69.8%, and occupancy and telecommunications costs, which increased $0.5 million, or 60.6%, as compared to the prior year period.


  Selling, General and Administrative Expenses

   Selling, general and administrative expenses increased $5.5 million, or 28.5%, to $24.8 million for the nine-month period ended February 2002 from $19.3 million for the nine-month period ended February 2001. The most significant increase was in wages and benefits which increased $3.6 million or 45.6% to $11.6 million related to the expansion of our sales force and increasing our corporate personnel to support the growth in our client base. As a percentage of revenue, selling, general and administrative expenses decreased to 47.5% for the nine-month period ended February 2002 from 53.5% for the nine-month period ended February 2001. Commissions paid to associates increased $0.3 million, or 4.5%, to $7.4 million.

  Conversion Expenses

   Conversion expenses were $3.4 million for the nine months ended February 2002 compared to $1.4 million for the nine months ended February 2001. The most significant increase was in wages, benefits and stay bonuses of acquired company employees performing duplicative functions, which increased $1.6 million to $2.0 million. The fiscal 2002 conversion expenses are associated with the conversion of the clients acquired in two of the fiscal 2001 acquisitions as well as those acquired in the two August 2001 acquisitions. Conversion expenses in the nine months ended February 2001 are associated with the conversion of clients from our July 2000, September 2000 and February 2001 acquisitions.

  Depreciation and Amortization

   Depreciation and amortization expense decreased $0.3 million, or 9.2%, to $3.0 million for the nine-month period ended February 2002 from $3.3 million for the nine-month period ended February 2001. The decrease is due to the adoption of SFAS No. 142 which eliminated the amortization of goodwill partially offset by the amortization of customer lists associated with the August 2001 acquisitions. Amortization expense of goodwill included in the nine months ended February 2001 was $1.1 million.

  Interest Expense

   Interest expense decreased $2.5 million, or 58.1%, to $1.8 million for the nine-month period ended February 2002 from $4.2 million for the nine-month period ended February 2001. This decrease reflects the exchange of all junior subordinated debt, including accrued but unpaid interest thereon, for preferred stock at the beginning of fiscal 2002.

  Investment and Other Income

   Investment and other income decreased $0.2 million to less than $0.1 million for the nine-month period ended February 2002 from $0.2 million for the nine-month period ended February 2001. The decrease is the result of lower average corporate cash balances and lower rates of return on those balances.

  Income Taxes

   There was no tax expense in the nine months ended February 22, 2002 due to the reversal of a portion of our deferred tax valuation allowance. As of February 22, 2002, we had approximately $8.8 million in tax net operating loss carryforwards available to offset future taxable income.

Fiscal 2001 Compared to Fiscal 2000

  Revenue

   Revenue increased $14.4 million, or 40.2%, to $50.1 million in fiscal 2001 from $35.7 million in fiscal 2000. This increase resulted from a $11.9 million, or 39.4%, increase in payroll service revenue and a $2.5 million, or 44.9%, increase in interest income from payroll funds invested. Payroll service revenue increased primarily as a result of the addition of new clients. New client additions resulted from the expansion of our direct sales force during fiscal 2001 and fiscal 2000 and from acquisitions. Of the 39.4% increase in payroll service revenue, 22.6% was due to organic growth of existing business, while 16.8% was the result of acquisitions. The organic growth was attributable to an increase in our direct sales force to 103 representatives in May 2001 from 67 representatives in May 2000. These additional sales people were added to existing offices, several new offices established in fiscal 2000 and three new sales-only offices opened in fiscal 2001. Revenue related to ancillary services, which are included in payroll service revenue, was $0.8 million in fiscal 2001 compared to $0.4 million in fiscal 2000.

   The 44.9% increase in interest income from payroll funds invested reflects an increase in the average daily balance of funds held for clients as well as an increase in the average rate of return. The average daily balance of funds held for clients increased 29.0% to $127.8 million in May 2001 from $99.0 million in May 2000. In addition to the increased average rate of return, we recorded $0.3 million of realized gains on the sale of available-for-sale securities in fiscal 2001 and none in fiscal 2000. During the second half of fiscal 2001, market rates of return decreased significantly as a result of a
2.5 percentage point decrease in the federal funds rate. We expect that investment revenue in fiscal 2002 will be less than fiscal 2001 because of the decline in these rates.

  Operating Costs


   Total operating costs increased $6.3 million, or 59.8%, to $16.9 million in fiscal 2001 from $10.6 million in fiscal 2000. As a percentage of revenue, operating costs increased to 33.8% of revenue in fiscal 2001 compared to 29.6% of revenue in fiscal 2000. Wages and benefits increased $3.6 million, or 61.5%, to $9.4 million, which was related to the hiring of additional branch operating personnel to support the growth in client base, additional employees acquired in recent acquisitions and purchases of associate offices. Other operating costs increased $2.8 million, or 58%, to $7.6 million, largely as a result of our organic growth and the acquisition of third party payroll processors and the purchase of associate offices. Of the increase in other operating costs, the two largest components were postage and delivery, which increased $1.2 million, or 67.9%, and occupancy and telecommunications costs, which increased $0.5 million, or 60.5%, as compared to the prior year period.


  Conversion Expenses

   Conversion expenses were $2.0 million in fiscal 2001 as compared to $1.1 million in fiscal 2000. The most significant increase was in wages and benefits of our employees and contractors, which increased $0.6 million, and the wages, benefits and stay bonuses of acquired company employees performing duplicative functions, which increased $0.4 million. The fiscal 2001 conversion expenses are associated with the conversion of clients acquired in September 2000 and February 2001 acquisitions, as well as the completed conversion of clients from a July 2000 acquisition. The fiscal 2000 conversion expenses relate primarily to the conversion of clients acquired in a July 1999 acquisition.

  Selling, General and Administrative Expenses

   Selling, general and administrative expenses increased $4.5 million, or 20.4%, to $26.2 million in fiscal 2001 from $21.8 million in fiscal 2000. The most significant increase was in wages and benefits, which increased $3.5 million, or 45.7%, to $11.1 million, related to the expansion of our direct sales force, including the acquisition of sales employees hired in connection with recent acquisitions, purchases of associate offices and increasing our corporate personnel to support the growth in client base. Commissions paid to associates decreased $0.3 million to $9.3 million in fiscal 2001 due to the purchase of several associate offices during the year accounting for a $1.6 million decrease in commissions paid. This decrease was partially offset by increased commissions of $1.3 million paid as a result of increased volume at remaining associate offices.

  Depreciation and Amortization

   Depreciation and amortization expense increased $1.7 million, or 55.9%, to $4.7 million in fiscal 2001 from $3.0 million in fiscal 2000. The most significant increase was in amortization of intangibles, which increased $1.2 million, or 74.0%, to $2.7 million during fiscal 2001 as a result of recent acquisitions.

  Interest Expense

   Interest expense increased $1.3 million, or 27.0%, to $5.9 million in fiscal 2001 from $4.6 million in fiscal 2000. This increase reflects higher average senior and junior subordinated debt outstanding during fiscal 2001 compared to fiscal 2000. The average interest rate on outstanding senior debt was 9.0% and 8.8% in fiscal 2001 and fiscal 2000, respectively. At the beginning of fiscal 2002, we exchanged of all of our outstanding junior subordinated notes, including accrued but unpaid interest thereon, for 21,756,652 shares of preferred stock.

  Investment and Other Income

   Investment and other income increased $0.1 million to $0.2 million in fiscal 2001 from $0.1 million in fiscal 2000. The increase in interest income was the result of higher average corporate cash balances in fiscal 2001 compared to fiscal 2000, which was partially offset by lower interest rates. Investment income earned on client payroll funds invested is included in revenue.

  Income Taxes

   Our effective tax rate reflects a full valuation allowance for the tax benefit associated with our loss in fiscal 2001. The fiscal 2001 tax expense is the result of certain state taxes incurred during fiscal 2001. As of May 2001, we had approximately $8.5 million in tax net operating loss carryforwards available to offset future taxable income. As of May 2001 and May 2000, we had recorded a full valuation allowance against our net deferred tax assets.

Fiscal 2000 Compared to Fiscal 1999

  Revenue

   Revenue increased $6.3 million, or 21.2%, to $35.7 million in fiscal 2000 from $29.5 million in fiscal 1999. This increase was the result of a $5.1 million, or 20.4%, increase in payroll service revenue and $1.1 million, or 25.7%, increase in interest income from payroll funds invested. Payroll service revenue increased primarily as a result of the addition of new clients. A July 1999 acquisition added approximately 14.0% to year-over-year payroll service revenue. During fiscal 2000, we also embarked on an aggressive expansion program by opening offices in several new markets and recruiting, training and developing a national sales force. During fiscal 2000, the direct sales force grew from 26 representatives in May 1999 to 67 representatives in May 2000, a 157.7% increase. Revenue related to ancillary services, which are included in payroll service revenue, was $0.4 million in fiscal 2000 compared to $0.2 million in fiscal 1999.

   The 25.7% increase in interest income from payroll funds reflects an increase in the average daily balance of funds held for clients. The average daily balance of funds held for clients increased 37.2% to $99.0 million in fiscal 2000 from $72.2 million in fiscal 1999. There were no realized gains or losses on the sale of available-for-sale securities in fiscal 2000 compared to a gain of $0.3 million in fiscal 1999. Average rates of return in fiscal 2000 were comparable to fiscal 1999.

  Operating Costs


   Total operating costs increased $2.8 million, or 35.6%, to $10.6 million in fiscal 2000 from $7.8 million in fiscal 1999. As a percentage of revenue, operating costs increased to 29.6% of revenue in fiscal 2000 compared to 26.5% of revenue in fiscal 1999. Wages and benefits increased $0.7 million, or 14.8%, to $5.8 million, which was related to the hiring of additional branch operating personnel to support the growth in client base, including the opening of several new offices, and the employees acquired in a July 1999 acquisition. Other operating costs increased $2.0 million, or 74%, to $4.8 million, as a result of our organic growth and the acquisition of third party payroll processors and the purchase of associate offices. Of the increase in other operating costs, the two largest components were postage and delivery costs, which increased $0.4 million, or 33.3%, and occupancy and telecommunications costs, which increased $0.3 million, or 45.6%, as compared to the prior year period.


  Conversion Expenses

   Conversion expenses were $1.1 million in fiscal 2000 compared to $1.4 million in fiscal 1999. The most significant decrease was in wages and benefits of our employees and contractors, which decreased $0.3 million. The fiscal 2000 conversion expenses related primarily to the conversion of clients acquired in a July 1999 acquisition. The fiscal 1999 conversion expenses related to the conversion of clients acquired in an April 1998 acquisition.

  Selling, General and Administrative Expenses

   Selling, general and administrative expenses increased $5.8 million, or 36.2%, to $21.8 million in fiscal 2000 from $16.0 million in fiscal 1999. The most significant increase was in wages and benefits, which increased $3.4 million, or 79.7%, to $7.6 million, related to the expansion of our direct sales force, including the acquisition of sales employees acquired in a July 1999 acquisition. Commissions paid to associates increased $0.9 million to $9.5 million in fiscal 2000 due to increased sales volume at associate offices resulting in increased commissions paid of $1.1 million, partially offset by the purchase of two associate offices, which decreased commissions paid by $0.2 million.

  Depreciation and Amortization

   Depreciation and amortization expense increased $1.2 million, or 65.9%, to $3.0 million in fiscal 2000 from $1.8 million in fiscal 1999. The most significant increase was in depreciation, which increased $0.8 million due to the opening of several new offices during the fiscal year.

  Interest Expense

   Interest expense increased $0.7 million, or 18.2%, to $4.6 million in fiscal 2000 from $3.9 million in fiscal 1999. This increase reflects higher average senior and junior subordinated debt outstanding during fiscal 2000 compared to fiscal 1999. The average interest rate on outstanding senior debt was 8.8% and 8.2% in fiscal 2000 and fiscal 1999, respectively.

  Investment and Other Income

   Investment and other income was $0.1 million in both fiscal 2000 and fiscal 1999. The balance relates primarily to interest earned on corporate funds.

  Income Taxes

   Our effective tax rate reflects a full valuation allowance for the tax benefit associated with our loss in fiscal 2000. The fiscal 2000 tax benefit is primarily the result of tax net operating loss carrybacks and the change in our valuation allowance.

Quarterly Results of Operations

   The following table contains certain of our unaudited quarterly financial information for the eight fiscal quarters ended February 22, 2002. Our revenue is subject to seasonal fluctuations. We realize the largest percentage of annual revenue in our third fiscal quarter, primarily due to W-2 fee revenue, which occurs only in the third quarter and represented over 15% of total revenue for the quarter ended February 22, 2002, and secondarily to new clients initiating services at the beginning of the tax year and higher interest income earned on higher amounts of client payroll funds invested in the beginning of the tax year. This information should be read in conjunction with the consolidated financial statements. The operating results for any previous quarter are not necessarily indicative of results for any future period.

                                                                         Quarter Ended
                                             ----------------------------------------------------------------------
                                             May 26, Aug. 25, Nov. 24, Feb. 23, May 25,  Aug. 31, Nov. 30, Feb. 22,
                                              2000     2000     2000     2001    2001      2001     2001     2002
                                             ------- -------- -------- -------- -------  -------- -------- --------
Consolidated Statements of Operations Data:
  Payroll service revenue................... $8,234  $ 8,100  $ 9,473  $12,771  $11,721  $13,315  $15,073  $18,246
  Interest on client payroll funds invested.  1,642    1,627    1,851    2,276    2,279    1,934    2,015    1,732
                                             ------  -------  -------  -------  -------  -------  -------  -------
   Total revenue............................  9,876    9,727   11,324   15,047   14,000   15,249   17,088   19,978

Operating expenses:
  Operating costs...........................  2,716    3,199    3,994    4,946    4,779    5,391    6,156    6,709
  Conversion expenses.......................     62      195      446      724      604      882    1,243    1,290
  Selling, general and administrative.......  6,083    6,005    6,312    7,010    6,912    7,858    8,654    8,324
  Depreciation and amortization.............    909      831    1,112    1,386    1,370      863    1,029    1,129
                                             ------  -------  -------  -------  -------  -------  -------  -------
Total operating expense.....................  9,770   10,230   11,864   14,066   13,665   14,994   17,082   17,452
                                             ------  -------  -------  -------  -------  -------  -------  -------
Operating income (loss).....................    106     (503)    (540)     981      335      255        6    2,526
                                             ------  -------  -------  -------  -------  -------  -------  -------
Interest expense............................  1,179    1,212    1,471    1,560    1,626      685      563      528
Investment and other income.................    110      105       71       32        8       12        5       10
                                             ------  -------  -------  -------  -------  -------  -------  -------
Income (loss) before income taxes...........   (963)  (1,610)  (1,940)    (547)  (1,283)    (418)    (552)   2,008
Income tax expense (benefit)................   (163)      11       11       12       10       --       --       --
                                             ------  -------  -------  -------  -------  -------  -------  -------
Net income (loss)........................... $ (800) $(1,621) $(1,951) $  (559) $(1,293) $  (418) $  (552) $ 2,008
                                             ======  =======  =======  =======  =======  =======  =======  =======

   Our quarterly operating results have fluctuated in the past and will continue to fluctuate in the future depending on a variety of factors, including the following:

   . the number and size of new clients starting services;

   . interest rate fluctuation;

   . interest revenue and realized gains or losses from our investments;

   . our ability to identify, recruit and train sales representatives and to retain our existing sales force;

   . the decision by clients to delay or cancel implementation of ongoing services;

   . our ability to timely design, develop, introduce and implement services and features for new and existing services;

   . service offerings provided by competitors;

   . costs associated with strategic acquisitions or investments in technology;

   . the timing of strategic acquisitions or investments;

   . costs to transition to new technologies;

   . expenses incurred for geographic expansion;

   . price competition;

   . the reduction in the number of employees of our clients; and

   . general economic factors.

   Due to these and other factors, we believe that quarter-to-quarter comparisons of our results of operations are not meaningful indicators of future performance.

Liquidity and Capital Resources

   Our principal uses of cash have been to finance working capital, capital expenditures, debt service, acquisitions and new operations. We will use a portion of the net proceeds of this offering to repay all of our existing indebtedness, eliminating the need to use cash for debt service. We expect that our principal uses of cash in the future will be to finance working capital, capital expenditures, new operations and opportunistic acquisitions. Since our February 1998 management buy-out, we have funded our operations through cash generated from operations, bank borrowings and private financings.

   Net cash provided by (used in) operating activities was $1.2 million for the nine-month period ended February 2002 compared to $(1.0) million for the prior year period. The increase is primarily attributable to net income of $1.0 million in the nine month period ended February 2002 compared to a net loss of $4.1 million for the nine month period ended February 2001. Net cash provided by operating activities was $1.0 million and $0.6 million for fiscal 2001 and 2000, respectively. The increase was primarily a result of increased losses and a decrease in net working capital charges which was more than offset by increased amortization and depreciation charges.

   Net cash used in investing activities was $23.4 million for the nine-month period ended February 2002 compared to $20.8 million for the prior year period. The use of cash for investing activities during the nine months ended February 2002 is primarily the result of the acquisition of two payroll processing businesses in August 2001 for $19.4 million and the purchase of property, plant and equipment for $3.2 million. Net cash used in investing activities was $21.2 million and $9.4 million for fiscal 2001 and 2000, respectively. The use of cash for investing activities in fiscal 2001 is the result of purchasing payroll processing businesses for $13.4 million, purchasing associate offices for $4.6 million and purchasing property, plant and equipment for $2.5 million to support the growth of our business. The use of cash for investing activities in fiscal 2000 is the result of purchasing a payroll processing business for $3.2 million, the purchase of four associate offices for $1.2 million and purchasing property, plant and equipment for $5.1 million.

   Net cash provided by financing activities was $20.8 million for the nine-month period ended February 2002, compared to $16.1 million for the nine-month period ended February 2001. This increase is primarily the result of issuances of common and preferred stock to finance acquisitions. Net cash provided by financing activities was $15.4 million and $17.6 million for fiscal 2001 and 2000, respectively. The net cash provided from financing activities in fiscal 2001 was the result of net borrowing on our senior credit facility used to finance acquisitions. In fiscal 2000, we had net borrowing on our senior facility of $1.4 million, sold 1,069,772 shares of common stock for $12.7 million and issued preferred stock and subordinated debt totaling $3.4 million to our principal stockholder. The net proceeds were used to fund our fiscal 2000 acquisitions and increased our available cash reserves.

   Our capital expenditures of $2.5 million in fiscal 2001 consisted primarily of additions to data processing equipment and software, of which an immaterial amount represented the purchase of software licenses. We estimate our capital expenditures for fiscal 2002 will increase by approximately $1.0 million over fiscal 2001 and will be used for similar purposes.

   Cash and cash equivalents does not include cash held on behalf of our clients for tax withholding purposes. We had cash and cash equivalents of $2.9 million as of February 2002. Client payroll funds invested was $169.0 million as of February 2002, of which $73.5 million consisted of money market funds, cash equivalents and other, and $95.5 million consisted of available-for-sale securities, i.e., corporate bonds, U.S. government agency securities, mutual funds and other securities.

   We currently have a senior credit facility with a syndicate of financial institutions, which is comprised of a $15.0 million term loan, a $32.0 million acquisition line of credit and a $5.0 million revolving credit facility. The term loan matures on February 10, 2003, the acquisition line of credit matures on February 10, 2005 and the revolving credit facility matures on February 10, 2003. Our obligations under the credit agreement are guaranteed by all of our subsidiaries, all of which are wholly-owned and consolidated. None of our associate offices have guaranteed any of our indebtedness. All of our borrowings under the senior credit facility bear interest at floating rates, which can be either a base rate, or at our option, a LIBOR rate plus an applicable margin. As of February 2002, an aggregate of $39.5 million was outstanding under our senior credit facility at a weighted average interest rate of 5.0%. We intend to use a portion of the net proceeds from this offering to repay all of our outstanding borrowings under this senior credit facility.

   In connection with this offering, we anticipate entering into a new $10.0 million senior revolving credit facility. We do not expect to initially incur any borrowings under this revolving line of credit. Borrowings under the credit facility will bear interest at a floating rate, which can be either a base rate, or at our option, a LIBOR rate plus an applicable margin. The new credit facility will contain various financial covenants, including covenants requiring a maximum ratio of total indebtedness to EBITDA, a minimum ratio of EBITDA to interest expense and a minimum ratio of cash flow to fixed charges. The new credit facility will also contain covenants restricting certain corporate actions, including asset dispositions, acquisitions, paying dividends, changes of control, incurring indebtedness, making loans and investments and transactions with affiliates. The credit facility will be collateralized by substantially all of our assets. The credit facility will also contain customary events of default. At our election, we will be able to voluntarily prepay the revolving credit facility at any time without premium or penalty.

   In addition to the obligations related to our senior credit facility and redeemable preferred stock that we intend to repay and redeem with proceeds from this offering, we also have commitments under various noncancelable operating leases. The leases relate primarily to facility leases and require future minimum lease payments of $1.2 million in fiscal 2002, $1.0 million in fiscal 2003, $0.9 million in fiscal 2004 and $0.9 million in fiscal 2005 and thereafter.

   Since our management buy-out, we have from time to time issued junior subordinated notes and 12% redeemable preferred stock to our current stockholder group. In fiscal 2002, we exchanged all outstanding subordinated notes, including accrued but unpaid interest thereon, for shares of our 12% redeemable preferred stock. As a result, interest expense will significantly decrease in fiscal 2002. As of February 2002, the outstanding liquidation preference of the 12% preferred stock was $36.2 million. We intend to redeem all of our outstanding 12% redeemable preferred stock with the proceeds of this offering.

   On February 25, 2002, we acquired a payroll processing operation for approximately $1.8 million in cash and the issuance of 48,000 shares of common stock.

   We believe that cash flow from operating activities, proceeds from this offering and borrowings under our new credit facility will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the foreseeable future; however, we cannot assure you that this will be the case. We do not need the proceeds of this offering to continue operations for the next twelve months. We regularly review acquisition and additional opportunities as well as major new program opportunities with new or existing clients, any of which may require additional debt or equity financing, and we cannot assure you that financing will be available on satisfactory terms or at all.

Certain Charges Related to this Offering

   In February 1998, Willis Stein & Partners, L.P., Advantage and certain executives entered into an additional incentive agreement, entitling Messrs. Lathrop and Meagher and Ms. French to receive a certain percentage of any cash received by Willis Stein in connection with its investment in Advantage beyond a certain target rate of return. The purpose of this agreement was to provide additional incentives to management to achieve higher rates of return on Willis Stein's investment. The original agreement was constructed contemplating a cash sale of Advantage in a single private transaction resulting in a one-time payment to the executives and a corresponding one-time compensation charge. In the context of a public offering, however, Willis Stein's liquidation of its investment over time might result in periodic non-cash compensation charges to Advantage that could be unpredictable in frequency and size. As a result, the agreement was amended and restated in March 2002 in order to allow Advantage to record a one-time pretax, non-cash compensation charge at the time of this offering. Under the amended and restated agreement, at the time of this offering, Willis Stein will transfer 300,000 of its shares to an irrevocable grantor trust established for the benefit of Mssrs. Lathrop, McGrail and Meagher and Ms. French. Since the offering will trigger the executives' right to distributions from the trust, applicable accounting rules require a one-time pretax, non-cash compensation charge to be recorded at the time of the offering. Based on an assumed initial offering price of $19.00, the midpoint of the range set forth on the cover of this prospectus, Advantage will incur a $5.7 million charge in the quarter this offering is consummated as a result of this agreement.

   We anticipate incurring a one-time, noncash charge of approximately $1.4 million on the early extinguishment of debt and the redemption of preferred stock with the proceeds of this offering. This relates to the write-off of unamortized debt issuance costs and unearned compensation associated with securities issued at the time of our February 1998 management buy-out.

   Additionally, we anticipate incurring a charge totaling approximately $4.1 million in connection with the vesting of a portion of a warrant issued to NEBS, of which $0.7 million will be incurred in the quarter ended May 30, 2002 and the remainder will be incurred upon the consummation of this offering. This warrant contains two components--a performance-based portion that, in accordance with its terms, will vest and become exercisable in connection with this offering based on NEBS' performance under the alliance agreement in the period leading up to this offering and a vested portion, currently exercisable for 320,932 shares of our common stock. Both components of the warrant have an exercise price of $12.67 per share. The purpose of the vested portion of the warrant was to induce NEBS to purchase shares of our common stock in a separate transaction. The purpose of the performance-based portion of the warrant was to incentivize NEBS' performance under the alliance agreement. We currently estimate that the performance-based portion of the NEBS warrant, which results in the charge, will become exercisable for 641,863 shares. We believe that NEBS will purchase the maximum number of shares it is entitled to purchase under the vested portion and the performance-based portion of the warrant upon the consummation of this offering. Any portion of the warrant not exercised in connection with this offering will be canceled.

Quantitative and Qualitative Disclosures about Market Risk

  Interest Rate Risk

   We invest on a daily basis client payroll funds in our possession, which we hold from the time they are collected until they are remitted. We are exposed to credit risk in connection with these investments through the possible inability of borrowers to meet their obligations. We attempt to limit this credit risk by investing primarily in securities with no less than an A rating by Moody's and Standard & Poor's and in short-term funds. Our investment policy guidelines limit the size and duration of our individual investments. We do not utilize derivative financial instruments to manage interest rate risk.

   Funds held for clients are comprised of short-term funds and available-for-sale securities. As of February 22, 2002, our available-for-sale securities consisted of approximately 97% U.S. government agencies, 1% corporate bonds, 1% mutual funds and 1% other securities. Our available-for-sale securities are exposed to interest rate risk, as interest rate volatility will cause fluctuations in the market value of held investments and the earnings potential of future investments. Decreases in interest rates normally increase the market value of the available-for-sale securities, while increases in interest rates decrease the market value of the available-for-sale securities. Our available-for-sale securities and short-term funds are exposed to earnings risk from changes in interest rates, as rate volatility will cause fluctuations in the earnings potential of future investments. Decreases in interest rates quickly decrease earnings from short-term funds, and over time decrease earnings from the available-for-sale securities portfolio. Increases in interest rates have the opposite earnings effect on the available-for-sale securities and short-term funds. Earnings from the available-for-sale securities do not reflect changes in rates until the investments are sold or mature, and the proceeds are reinvested at current rates. Realized gains or losses from transactions in our available-for-sale portfolio may temporarily offset the immediate impact of changing interest rates on earnings from short-term funds.

   Calculating the future effects of changing interest rates involves many factors. These factors include, but are not limited to, daily interest rate changes, seasonal variations in investment balances and actual duration of investments. Realized gains are more prevalent in a decreasing rate environment and realized losses are more prevalent in an increasing rate environment. The amount of client payroll fund assets and liabilities varies significantly based upon the timing of collecting and remitting client funds to the applicable tax authorities and client employees. As of February 2002, our client payroll fund asset and liability balances were $169.0 million and $168.9 million, respectively. The variance represents a mark-to-market reserve due to fluctuating interest rates, which is reflected in stockholders' deficit.

   As of February 22, 2002, our available-for-sale securities included net unrealized gains of approximately $0.1 million, compared with a portfolio at May 25, 2001 and May 26, 2000 that included net unrealized losses of approximately $1.0 million and $2.4 million, respectively. As of May 26, 2000, May 25, 2001 and February 22, 2002, we had approximately $36.1 million, $72.2 million and $95.5 million, respectively, invested in available-for-sale securities at fair value, with weighted average yields to maturity of 6.1%, 6.3% and 6.1%, respectively.

   As of February 22, 2002, a hypothetical decrease in interest rates of 25 basis points would result in the potential increase of the fair value of our portfolio of approximately $1.6 million. Conversely, a corresponding increase in interest rates would result in a comparable decrease in fair value. This hypothetical decrease or increase in the fair value of the portfolio would be recorded as an adjustment to the portfolio's recorded value, with a corresponding amount recorded in stockholders' deficit, and with no related or immediate impact to the results of operations.

   The following table reflects the estimated exposure of net investment income for the next twelve months due to an immediate shift in forecasted investment return rates. Estimated exposures set forth below are dependent on material assumptions such as those previously discussed.

Rate of Return Change (basis point) Estimated Exposure to Net Investment Income
----------------------------------- -------------------------------------------
                +200                               $1.5 million
               -200                               ($1.5) million

   The recent trend in interest rates has been toward interest rate reductions versus interest rate increases during fiscal 2001. The following table summarizes the changes in the federal funds rate over the last three years:

                                                  1999  2000   2001   2002
                                                  ----  ----  -----  -----
     Federal funds rate--beginning of fiscal year 5.50% 4.75%  6.50%  4.00%
     Rate increase (decrease):
        First quarter............................   --   .50     --   (.50)
        Second quarter........................... (.75)  .25     --  (1.50)
        Third quarter............................   --   .25  (1.00)  (.25)
        Fourth quarter...........................   --   .75  (1.50)    --
                                                  ----  ----  -----  -----
     Federal funds rate--end of fiscal year...... 4.75% 6.50%  4.00%  1.75%

  Debt Obligations

   Our exposure to interest rate risk also arises from the variable rates associated with our borrowings. As of February 2002, we had total borrowings of $39.5 million bearing variable interest rates. As of February 2002, an adverse change of 1.0% in the interest rate would have caused us to incur a change in interest expense of approximately $0.4 million on an annual basis for all borrowings outstanding bearing interest at variable rates for the twelve month period ended February 2002.

Effects of Inflation

   The impact of inflation on our operations has not been significant in recent years. However, we cannot assure you that a high rate of inflation in the future would not have an adverse effect on our operating results.

Recent Accounting Pronouncements

   During fiscal 1999, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value and changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. We adopted SFAS 133 as of the beginning of fiscal 2002. There was no impact on our financial statements.

   In June 2001, the FASB finalized SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations. SFAS 141 also requires the recognition of acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the reclassification of the carrying amounts of intangible assets and goodwill shall be based on the criteria in SFAS 141.

   SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires the identification of reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at the date, regardless of when those assets were initially recognized. SFAS 142 requires a transitional goodwill impairment test six months from the date of adoption. We will also be required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

   We adopted SFAS 142 as of the beginning of fiscal 2002. We performed an initial impairment test of goodwill and determined that no impairment of recorded goodwill existed. Additionally, we have not recorded any amortization expense associated with recorded goodwill during fiscal 2002. During fiscal 2001, 2000 and 1999, we recorded $1.6 million, $0.7 million, and $0.5 million, respectively, of amortization expense related to recorded goodwill.

   In June 2001, the FASB approved the issuance of SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 will become effective for us at the beginning of fiscal 2003 and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. We are in the process of evaluating the impact this standard will have on our financial statements.

   In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. We are in the process of evaluating the impact this standard will have on our financial statements.

                                   BUSINESS

   The following description of our business should be read in conjunction with the information included elsewhere in this prospectus.

Overview

   Advantage Payroll Services, Inc. is a leading national provider of outsourced payroll processing and related services to small businesses. We assist our clients in managing their payroll processing cycle by:

   . calculating, collecting and disbursing their payroll funds;

   . remitting payroll taxes;

   . preparing and filing all associated tax returns; and

   . offering a wide range of ancillary products and services, including human resource information software, employee benefit services and workers' compensation premium billing.

   We generate revenue from these activities by charging fees for these services and from investing collected but unremitted payroll funds in the interval between our receipt of such funds and their disbursement.

   We were founded in 1967 and were acquired through a management buy-out in February 1998 by an investor group led by our Chief Executive Officer, Charles
W. Lathrop, Jr., and Willis Stein & Partners, L.L.C., a private equity firm based in Chicago, Illinois. Prior to our management buy-out, we marketed our products and services primarily through a network of associate offices. Our relationship with these associate offices is governed by a license agreement, which, among other things, prohibits the associate offices from distributing products and services other than our own, and a comprehensive policies and procedures manual. Our license agreements with our associate offices expire between September 2003 and September 2009, and are renewable at the option of the associate office for at least one additional ten-year term. This distribution model is based on the same division of responsibilities as we have with our direct offices. Our associate offices are responsible for selling and marketing our products and services in their assigned territory and interacting directly with clients to perform defined operational functions in connection with the delivery of our products and services. We perform all other services, including all centralized back-office functions, and maintain a direct contractual relationship with the client. We bear all credit risk associated with these contracts. We pay our associate offices a commission based on the revenue generated and retain all investment income on the collected but unremitted payroll funds. Subsequent to our management buy-out, we purchased all but 15 of our associate offices, which has contributed to our shift to a direct sales model, developed a direct national sales force, expanded the scope of our services and increased our national presence through strong organic growth and selected strategic acquisitions. We may in the future purchase our remaining associate offices from time to time should the opportunity arise.

   As part of our growth strategy, we intend to:

   . further expand our sales force and increase its productivity;

   . enter new geographic markets throughout the United States;

   . provide additional ancillary products and services to new and existing clients;

   . penetrate the market for mid-sized businesses; and

   . acquire compatible client bases on an opportunistic basis.

   Our target market of small to mid-sized businesses lends itself to outsourcing because payroll processing and related services are often too complex and costly for these businesses to administer internally. Outsourcing allows these businesses to focus on their core competencies thereby increasing their overall productivity. According to industry sources, small businesses have a lower penetration rate for outsourced payroll processing services than larger businesses and are increasingly using these services. We believe that our significant investments in a well-trained work force, national office network and scalable computer technology have enabled us to deliver a broad array of timely and accurate payroll processing and related services and positioned us to capitalize on this continuing outsourcing trend.

   We serve a growing and diverse client base of small to mid-sized businesses located in all 50 states. As of February 22, 2002, we provided services to approximately 44,500 clients, who process an average of 15 checks or direct deposits each pay period. We believe we are the nation's third largest payroll processing provider for small businesses based on the number of clients we serve. We serve our clients through a network of 41 local offices in 26 states. Our top 50 clients represent less than 3.7% of our payroll revenue, with no single client representing more than 0.4% of payroll revenue. In addition, our clients operate in a broad range of industries. As a result, our sales are not concentrated with any particular client or in any particular industry or region.

   Over our 35-year history, we have placed a priority on developing and maintaining a high level of client service. We believe that our level of client service differentiates us from our competitors. Our reputation for excellent client service is in part due to our focus on maintaining a well-trained work force. We believe that we maintain one of the industry's highest ratios of certified payroll professionals, or CPPs, to clients. Our service-orientation also fosters innovation on the part of our employees. We were one of the first in the payroll processing industry to provide complete federal, state and local tax filings for our clients. In addition, for years we have offered "bundled" services whereby we provide our clients with tax filing and direct deposit services as part of our basic payroll processing package. Our well-trained work force and our service-orientation are key factors that have contributed to our success in attracting and retaining clients. Our client retention rate was approximately 93%, net of business failures and ownership changes, and 85% overall for the twelve-month period ended February 22, 2002.

Industry Background

   Businesses in the United States are increasingly outsourcing non-core functions in order to reduce costs and improve service, quality, efficiency, productivity and convenience. Demand for outsourced employee administration services has grown significantly and is expected to continue growing over the next several years. According to Gartner Group Inc., a national research data provider, U.S. corporate spending on outsourced payroll processing and tax filing services was $7.2 billion in 2000 and is expected to grow to $16.7 billion by 2005, a five-year compound annual growth rate of 18.4%.

   The market for payroll processing and related services can generally be classified based on the size of the business in terms of the number of employees. The following table sets forth certain information relating to the market:

                                                   Estimated Outsourced
                     No. of     Approximate No. of  Payroll Processing
        Size        Employees   U.S. Businesses(1)    Penetration(2)
        ----      ------------- ------------------ --------------------
        Small....     1-99          10,405,373         15% or less
        Mid-Sized    100-999           139,833         40-50%
        Large.... 1,000 or more         16,990         50-60%

--------
(1)Based upon Dun & Bradstreet reports as of January 2002.
(2)Management estimates based on industry data.

   Payroll processing and employee administration are non-core functions well-suited for outsourcing, particularly by small to mid-sized businesses. They involve increasingly complex and changing tasks, including tracking employee information, calculating payroll, producing paychecks and direct deposits, remitting and filing payroll taxes and generating management reports. Outsourcing these discrete tasks allows them to be performed more efficiently and at a lower cost than performing them internally. In addition to reducing payroll processing costs and administrative burdens, we believe that outsourcing minimizes businesses' compliance risks associated with increasingly complex and changing federal, state and local tax regulations and administrative requirements. Compliance requires a dedicated staff with the requisite knowledge to accurately calculate taxes for multiple federal, state and local government agencies, collect wage garnishments based on different state laws and make numerous agency filings. Few small to mid-sized businesses can afford to maintain the expertise needed to keep up with these complex and changing regulations.

   We believe that our industry's need for payroll tax and regulatory expertise, combined with the requirement of initial and ongoing investments in information systems, create a substantial barrier to entry in the industry. In recent years, payroll processing and employee administration services have increased in complexity due to continual changes in regulations and increasingly sophisticated employee benefit plans. In addition, payroll and employee administration systems must keep pace with rapidly evolving business operations as clients increase in size, expand geographically and add new operations. Further, these systems must be flexible and scalable to enable integration with increasingly advanced computer systems as clients adopt new technologies. Developing the expertise and infrastructure needed to effectively compete in this industry on a national basis requires a substantial investment in time and money that presents significant obstacles to potential entrants.

   We believe that the small business portion of the payroll processing market is particularly attractive because:

   . the market is large and has a low penetration rate of outsourced payroll processing and related services;

   . small businesses generally do not require customized solutions;

   . small businesses generally have fewer in-house resources than larger businesses and, as a result, are generally more dependent on their outsourced service provider; and

   . the quality of service, ease of use and responsiveness to clients' needs are the primary considerations of small businesses.

Our Solution

   We believe we are well-positioned to capitalize on the continuing trend of outsourcing payroll processing and employee administration services by small to mid-sized businesses. We have designed a high-quality and cost-effective business solution for the small to mid-sized market. Our solution to meeting our clients' outsourcing needs includes the following:

   . timely and accurate outsourced payroll processing and related services;

   . well-trained client service representatives who are experienced and responsive;

   . flexible, scalable and redundant information technology systems;

   . a broad array of service offerings in a cost-effective format; and

   . a relationship-oriented approach to meet our clients' changing needs.

Our Business Strategy

   We are dedicated to continuing to provide premier products and services to our clients throughout the United States. Our objectives are to offer our clients the industry's highest quality of service and to develop and implement comprehensive and fully integrated service packages to best meet the ongoing needs of our clients. In order to achieve our objectives, we have implemented the following business strategies:

   Provide Premier Service. We believe clients choose their payroll processing provider based primarily upon the quality of the service provided. We are committed to providing high-quality services to our clients, including timely and accurate payroll and tax filing services. We provide extensive training to our employees and recruit experienced and knowledgeable payroll tax and regulatory experts. We believe that we maintain one of the highest ratios of CPPs to clients in the industry. Further, we have built a flexible and redundant back-office infrastructure in order to better meet the changing needs of our clients and to ensure that we maintain the continuity of our services at all times. We believe that our ability to consistently deliver high-quality services affords us a competitive advantage in our industry and is a key factor in enabling us to achieve net client retention rates of 93%, earn high client satisfaction ratings and allow our direct sales force to generate more than 80% of their sales from referrals.

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

   Offer the Best Value. We believe clients also seek a compelling value and comprehensive service offering when selecting a payroll processing provider. By bundling our core service offerings, we offer our clients payroll processing and related services at competitive prices. We plan to continue to develop innovative and profitable services that deliver value to our clients and increase penetration of ancillary services.

   Capitalize on Economies of Scale While Maintaining a Strong Local Presence. The payroll processing business benefits from significant economies of scale, resulting in lower processing costs per client as the client base grows. To maximize scale efficiencies, we use a centralized back-office infrastructure to provide requisite tax and regulatory expertise and technological support to determine payroll calculations, pay and file payroll taxes, handle taxing agency notices and inquiries and manage banking relationships. At the same time, we develop personal client relationships by using local offices to establish and maintain new and existing client relationships. Our local offices provide ongoing client service support and training, as well as print and distribute payroll checks and reports. We believe there is significant opportunity to benefit from increased efficiency in our current operations as we continue to add new clients and realize the benefits of integrating newly acquired clients.

   Enhance Referral Relationships. The payroll processing business is largely a referral-based business. We are committed to enhancing and maintaining our referral relationships, which generate more than 80% of our new clients. We recruit and hire sales representatives with business-to-business sales experience and focus on the development of referral relationships with accountants, banks and other business-to-business networks. We also obtain a significant number of referrals from satisfied clients.

Our Growth Strategy

   We believe we have significant opportunity for continued strong organic growth. We have experienced organic growth in payroll service revenue of 22.6% and 25.1% during fiscal 2001 and the nine months ended February 22, 2002, respectively. This strong organic payroll revenue growth has been complemented by several strategic acquisitions resulting in overall compound annual growth rates of 39.4% and 53.7% for the same periods. For more information about these acquisitions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition History." Since our management buy-out in February 1998, we have grown our total payroll service revenue, excluding investment income, at a compound annual growth rate of 46.1%. Key elements of our growth strategy include:

   Expand Direct Sales Force. Sales force expansion is a highly effective and cost-efficient means of growth due to the direct correlation between new sales and the number of sales representatives. We have grown our direct sales force from 2 to 139 sales representatives since February 1998 and plan to continue to actively expand in both existing and new markets.

   Increase Sales Force Productivity. Our profitability is, in part, driven by the productivity of our sales force. We measure the productivity of our sales force by the number of new clients obtained and the number of referral relationships generated. The productivity of our sales force increases with the tenure of our sales representatives. As a result of our recent rapid sales force expansion, the average tenure of our sales force is less than 1.4 years. By contrast, we believe the average tenure of the sales forces of our two largest competitors is significantly longer. The small business accounting community is the primary focus of our sales representatives and a major source for referrals. Since professional referrals play such an important part of our new business generation, we expect our sales force to experience significant productivity gains as their referral networks mature. During calendar year 2001, sales representatives completing a second twelve-month period of employment were on average 58% more productive during that twelve-month period than the sales representatives completing their first twelve months of employment. As a result, our relatively new sales force represents a significant source of future increases to our productivity and profitability.

   Enter New Geographic Markets. We have significantly expanded our national presence by opening local offices in major markets throughout the United States. We currently have offices in 27 of the 40 largest metropolitan markets in the United States. In order to meet the growing demand for our services, we intend to continue opening local offices in additional markets and have identified over 20 additional markets suitable for potential expansion over the next few years. The new markets we identified are generally in or near major metropolitan areas where significant small business growth is present. Over the past four years, we have opened seven new offices and established a sales-only presence, or company-owned offices staffed only with sales representatives, in three additional markets.

   Provide Ancillary Products and Services. Ancillary products and services significantly increase the profitability of a client, drive revenue growth and increase client retention. We have recently increased our emphasis on cross-selling ancillary products and services to both new and existing clients. Our ancillary products and services include: Section 125 Premium Only Plans, Workers' Compensation Premium Billing, New Hire Reporting, HR Counselor(R) and the Advantage401(k)(R). At present, over 80% of our clients have adopted
New Hire Reporting, while less than 5% of our clients have purchased our other ancillary products and services.

   Penetrate the Mid-Market. We define mid-sized businesses as businesses with 100 to 999 employees. By expanding our ability to serve the mid-market, we gain access to both a new market as well as the ability to grow with our clients as they expand their employee bases. Although we currently have more than 1,000 clients with 100 or more employees, we have traditionally concentrated our marketing and product development efforts on clients with less than 100 employees. With the consummation of a recent strategic acquisition, we enhanced our ability to market to and service mid-sized businesses. This mid-market service model, sold and delivered by our dedicated mid-market group, is now available to our clients and prospects nationwide.

   Continue to Pursue Strategic Relationships and Opportunistic Acquisitions. In order to expand our presence in existing markets and enter new markets, we are actively pursuing strategic relationships with other businesses that serve our potential clients. These relationships can take the form of referral relationships, preferred provider relationships or private label payroll programs. In addition to our strategic relationships, we have consummated several acquisitions that have increased our presence in existing markets and established our presence in new major markets. Since our management buy-out, we have acquired several payroll businesses, adding over 16,000 new clients to our client base. We intend to continue to pursue strategic relationships and acquisition candidates on an opportunistic basis as a cost-effective means of increasing our presence in existing markets, building scale, acquiring new products and entering new markets.

Products and Services

   We provide payroll processing and employee administration services to small and mid-sized businesses. We specialize in providing our clients with timely, accurate and cost-effective payroll processing and related products and services. Our flexible and responsive products and services alleviate various employment-related administrative burdens for our clients and the risks associated with complying with increasingly complex and changing federal, state and local tax regulations and withholding requirements, allowing them to focus on their core competencies. The following is a description of our products and services:

   Payroll and Tax Filing Services. Our payroll processing and tax filing services include calculating and processing client checks and direct deposits, signing and sealing payroll checks, generating standard management reports and providing code compliant tax services. We offer our core services, i.e., payroll processing and tax filing services, in bundled packages at competitive prices. As a result of our bundling approach, approximately 93% of our payroll processing clients also use our tax filing services and approximately 55% use our direct deposit services.

   As a part of our payroll processing and tax filing services, we receive employee earnings, tax and deduction information from the client, then apply federal, state and local payroll and tax regulations, such as those related to unemployment and FICA, to calculate employee net pay. We then debit the client's account by an amount equal to net pay plus payroll taxes, our fees and any other deductions that the client elects to have us process.

Finally, we pay the client's employees by check or direct deposit, remit taxes and file any applicable tax forms with the appropriate tax agency and transfer various deductions to appropriate third parties. For example, we provide quarterly preparation and filing with respect to 941 Federal Tax Returns, state withholding, state unemployment returns, and annual preparation and filing on Forms W-2, W-3, 1099 and 1096 and in connection with 940 FUTA Returns and 945 Accounts and Schedule H.

   We offer our clients, for an additional charge, various reports, special delivery options and additional services, such as general ledger and deferred compensation reports, workers' compensation reports, FICA Tip Credit Reporting and vacation and/or sick accrual reports, and payroll reports reflecting the distribution of an employee's labor among jobs, department and division summaries, labor/job costing. We also offer interfaces to many accounting software products, time and attendance systems and qualified benefit plan administrators.

   Clients can choose to contact us and submit information through a variety of means, including:

Method                           Description
------                           -----------
Phone                            Clients can call their customer service representative directly to communicate payroll data.

Fax                              Timesheets pre-printed with employee data are provided for each payroll. Clients then complete payroll data specific to that pay period and fax it to their customer service representative.

Electronic Timesheet             Clients using this method are regularly emailed an electronic spreadsheet populated with employee data that they complete and submit electronically to our payroll processing system.

Instant Payroll(R)               Clients that use Instant Payroll(R) input and manage their payroll data directly via the Internet at their convenience and the related payroll calculations are completed in seconds.

Advantage Payroll(R) for Windows Clients using this method load our Windows(R) based payroll application on their desktop PC at no additional charge. Clients input and manage their payroll data with this software and transmit that data to us via modem.

   All clients can access their reports at any time over the Internet and have the option of receiving their checks, direct deposit advice and printed reports by a variety of methods. Sales of our payroll and tax filing services and related products, not including revenue from ancillary products and services, represented 87.1% of our revenue for the nine months ended February 22, 2002.

   Ancillary Products and Services. We provide our clients with access to a variety of ancillary products and services, either directly or through arrangements with third-party providers. Integrating these ancillary products with our payroll processing services provides increased convenience and value to our clients and recurring revenue streams and productivity to us. The ancillary products and services that we frequently integrate with our other products and services include:

Product or Services                  Description
-------------------                  -----------
Services
Section 125 Premium Only Plans       We ensure proper compliance and reporting, on behalf of our clients, under Section 125 of the Internal Revenue Code. Premium Only
                                     Plans allow employees to make tax-free contributions to their group benefits plans. Employers and employees benefit by not having to pay payroll taxes on these pre-tax deductions.

Workers Compensation Premium Billing Our workers' compensation premium billing service allows us to calculate and collect the workers' compensation premiums of participating clients, then remit the premium to the applicable third-
                                     party insurance carrier for which the insurance company pays us a fee. This allows our clients to avoid paying an up-front premium deposit and eliminates or reduces audit adjustments at the end of the policy period.

Product or Services                     Description
-------------------                     -----------
Services

New Hire Reporting                      We assist our clients with proper compliance and reporting under
                                        The Welfare Reform Act of 1996, which requires all employers to report new hires to the appropriate state agency.

Electronic Payment of Corporate Federal Payroll clients who are required to pay their income, excise or other
  Tax                                   federal taxes electronically may elect to have us process those payments on their behalf.

Products

Payroll Checking Account--The           Clients can choose to have their payroll checks and direct deposits
  Advantage Check(R)                    paid out of an Advantage checking account and have us debit their account once for the entire amount. Benefits include the avoidance of account reconciliation, elimination of bank check clearing charges and increased confidentiality.

HR Counselor(R)                         HR Counselor(R) assists our clients in managing all aspects of their human resource and benefits administration functions and provides a single point of entry for all data shared by HR Counselor(R) and our payroll system. HR Counselor(R) is an easy to use human resource information system, or HRIS, that is available as a PC-based application that integrates with our Windows(R) payroll product, or as an Internet based application that integrates with our Instant Payroll(R) product.

Advantage401(k)(R)                      We offer our clients' employees access to an outside 401(k) plan.

Sales Channels

   We offer and distribute our core products and services through several sales channels. Each of the sales channels depends significantly on our sales representatives' ability to develop referral relationships. All service contracts, regardless of sales channel, are between us and the client, and neither the associate offices nor the private label sponsor is party to them. We are responsible for the design, specification and delivery of products and services for all sales channels. Further we bear all credit risk associated with these contracts. Our primary sales channels include:

   Direct Sales Force. We employ direct sales representatives to focus on the development of referral relationships with accountants, banks and other business-to-business networks and, in the event of a referral, to develop the client relationship. We recruit and hire sales representatives with business-to-business sales experience and prefer candidates with payroll experience. Our 139 direct sales representatives operate out of local offices located generally in major metropolitan areas. We typically assign one field sales representative for every 8,000 to 10,000 small businesses and 100 certified public accountants in that representative's territory. Our direct sales representatives are supported by certified public accountant relationship building programs, bank referral fee programs, direct marketing materials, our web site and public relations efforts. Our certified public accountant relationship building program consists of providing targeted certified public accountants with educational materials, access to our payroll tax experts and promotional materials in order to encourage them to recommend our services to their clients. When entering a new market, we typically increase the presence of these programs and materials and conduct a focused accountant media campaign. In the mid-market group, we depend primarily on client referrals, networking, telemarketing and referrals from our small market sales representatives to generate business. For the nine months ended February 22, 2002, our direct sales force contributed to the generation of 62.8% of our new clients, compared to 11.9% in fiscal 1998.

   Associate Network. Prior to our February 1998 management buy-out, we primarily relied on a network of associate offices for sales, marketing and client interaction. Since our management buy-out, we have purchased the majority of our associate offices from their prior owners, which has contributed to our shift to a direct sales model. The 15 remaining associate offices are located primarily in second and third-tier markets. We may in the future purchase these offices from time to time should the opportunity arise. Our relationship with these associate offices is governed by a license agreement, which prohibits, among other things, the associate offices from distributing products and services other than our own, and a comprehensive policies and procedures manual. Our license agreements with our associate offices expire between September 2003 and September 2009, and are renewable at the option of the associate office for at least one additional ten-year term. This distribution model is based on the same division of responsibilities as we have with our direct offices. Our associate offices are responsible for selling and marketing our products and services in their assigned territory and interacting directly with clients to perform defined operational functions in connection with the delivery of our products and services. We perform all other services, including all centralized back-office functions, and maintain a direct contractual relationship with the client. We bear all credit risk associated with these contracts. We pay our associate offices a commission based on revenue generated and retain all investment income on the collected but unremitted payroll funds. We support our associate offices by providing, among other things, all centralized back-office processing, tax filing and ACH processing functions and product development, as well as by developing marketing materials, training programs and business generation programs. The license agreement also prohibits associate offices from moving clients off the Advantage processing system. Under the license agreements, we maintain control over the operations of our associate offices and have a right of first refusal in connection with the sale of an associate office. In order to maintain quality control over our associate offices, we have promulgated a continually updated operational procedures manual of over 400 pages, which details the standards, policies and procedures under which our associate offices must operate. The license agreements require strict adherence to these standards, policies and procedures. Among other things, we have the right to make periodic inspections of our associate offices, monitor compliance and review operational and financial performance. Under the license agreements, we have the right to require upgrades to their infrastructure to improve their performance when necessary. In addition, we provide ongoing advice and counsel both from an operations and sales perspective to our associate offices. For the nine months ended February 22, 2002, our associate network contributed to the generation of 20.6% of our new clients.

   Private Label. We offer our products and services through a private label relationship with NEBS, a manufacturer and distributor of business supplies to small businesses. NEBS is also one of our significant stockholders. We perform all functions other than sales and marketing under NEBS' labels. Under a ten-year agreement, NEBS sells payroll services to their new and existing clients under their labels through their approximately 270 sales representatives. These clients are then serviced by a dedicated processing office. NEBS has approximately 2.3 million active customers located in the United States. We pay NEBS a commission based on the services they perform and retain all investment income on tax withheld. For the nine months ended February 22, 2002, our relationship with NEBS contributed to the generation of 16.6% of our new clients. We also have other private label arrangements, primarily with small certified public accounting firms, and will continue to pursue other similar relationships in the future.

   Telecenter. We have established a telecenter in Sarasota, Florida to assist us in offering our products and services to potential clients in markets not serviced by one of our local offices. Interest in our products and services generated from our web site, Internet marketing and other relationships is channeled through the telecenter for immediate handling. If the telecenter representative consummates a sale with a client over the phone, the client's payroll information is collected by fax or mail and the client is assigned to the closest appropriate office for ongoing payroll processing. If a sale is not consummated over the phone, the prospective client is assigned to the closest appropriate sales office for further discussions regarding our products and services.

   The Internet. Our web site, www.advantagepayroll.com, provides additional access to our services for potential payroll clients nationwide. The Internet allows us to market to clients in remote areas. These clients can read about our services online and sign-up for our products by downloading forms and speaking with our telesales representatives. We purchased the right to be listed first among payroll service providers on Verizon Information Services' SuperPages.com. According to Verizon, SuperPages.com is the Internet's number one ranked online directory.

Referral Relationships

   Our professional referral relationships generate more than 80% of our new clients, while cold calling, telemarketing, the Internet, the Yellow Pages and direct mailings generate the remainder. For the nine months ended February 22, 2002, sources of new clients primarily fell within the following categories:

                            Sources of New Clients

                                               % of Total
                       Source                   Sources
                       ------                  ----------
                       CPA Referrals..........     44%
                       Client Referrals.......     20
                       Bank Referrals.........     10
                       Other Referrals........      8
                       Cold Call/Telemarketing      8
                       Yellow Pages/Other.....      6
                       Internet...............      4
                                                  ---
                          Total...............    100%

   Certified Public Accountants. Building referral relationships in the small business accounting community is the primary focus of our sales representatives. It is common in the industry for certified public accountants to refer their clients to a payroll processor so that their clients can focus on their core competencies. As trusted advisors, accountants have considerable influence over their clients' decisions. This dynamic creates tremendous leverage for a sales representative who has formed an ongoing relationship with the certified public accountant in his or her territory. Accordingly, the development of these relationships is the primary driver of productivity growth for a sales representative in a new territory.

   Clients. Our satisfied clients frequently recommend our services to other business owners. We believe that our payroll clients recognize the benefits of outsourcing payroll processing to a service provider with a history of providing timely and accurate payroll and related services and successfully interacting with governmental agencies. As a result, our satisfied clients often recommend our "payroll service solution" to other business owners.

   Banks. While all sales representatives solicit bank branches in their territory for referrals, we also have formal referral agreements, which include revenue sharing components, with three major regional banks: Union Bank of California, N.A., Banknorth Group, Inc. and Union Planters Bank, N.A. Under these referral agreements, our products and services are among the approved products and services recommended by bank employees. In addition, our referral agreements provide incentives to bank employees encouraging them to refer their clients to us. Referrals resulting from these relationships are directed to a local sales representative as we have local offices in the vicinity of all three banks.

   Other Referrals. We also have informal referral relationships with attorneys, insurance agents, bookkeepers, Chambers of Commerce and other groups. While these referral relationships generate less new business than referral relationships with certified public accountants and banks, these informal arrangements augment our sales representatives' total marketing plan. In addition, we have had a relationship with BJ's Wholesale Club, Inc., a leading discount warehouse retailer, for over two years pursuant to which we provide payroll services to BJ's business customers. Under this written agreement, BJ's recommends our services to their clients and distributes marketing materials in exchange for a commission. While BJ's strong marketing, brand and client relationships influence customers to purchase our payroll processing products and services, we maintain control over the actual sales of our products and services. We intend to continue to seek similar distribution arrangements with other potential partners.

Operations

   We maintain distinct but integrated payroll, tax processing, ACH processing and investment operational areas to ensure that we can provide complete and comprehensive payroll processing and tax filing services to our clients. Each area performs functions to ensure complete client service, internal control of data and accountability for accurate and audited client tax files. These areas are sufficiently centralized to allow us economies of scale in maintaining functional expertise. We use technology to ensure ongoing operational ability and efficiency. The following describes each of our operational areas and our technology support:

   Payroll. Payroll hours and employee data are received by our local branch office by fax or phone communication from the client and keyed into the payroll system. The client's data is then transmitted to our corporate office for central processing. In the case of Instant Payroll(R) clients and Windows(R) clients, data files are transmitted directly to our corporate office. All calculations are performed centrally. Completed files are transmitted back to the local office for the printing of payroll checks and management reports and delivery to the client. Files containing payroll check numbers are again transmitted back to our corporate office, thus creating a complete history of the transactions in both offices. Although client payroll is processed based on a predetermined schedule, we have the ability to process special or bonus payroll to meet our clients' needs.

   Tax. Our corporate office maintains and processes all of the control files necessary for the proper taxation of wages and calculation of tax deposits. Our tax system is updated daily based on information provided by our payroll tax and regulatory experts and performs all the necessary tax payment calculations. The preparation of quarterly payroll tax returns and the reconciliation and reporting of wages and tax payments is accomplished at our corporate office using our integrated document management system. Our clients receive copies and/or summary information regarding the quarterly activity processed on their accounts. The tax processing department audits the system-calculated tax payments and prepares necessary documents to meet the remittance requirements of each taxing jurisdiction. The exchange of tax information between us and the tax agencies is accomplished through various mediums such as electronic funds transfer, electronic data interchange, magnetic tape and paper reports and checks.

   Our tax department is the focal point for the dissemination of information received from or sent to tax agencies. This department monitors all tax law changes and implements them in our payroll and tax systems. An auxiliary function of the compliance department is the management of all new hire reporting to all states for clients selecting this option. We have developed good relationships with government agencies, which are important in maintaining our reputation as a high-quality provider of payroll services. We are actively involved in several industry groups, including the board of the National Payroll Reporting Consortium, the American Society of Payroll Managers' Government Affairs Committee and the American Payroll Association's Government Affairs Task Force.

   ACH Processing. Our ACH processing department generates all of the ACH files necessary to credit employee direct deposit transactions, collect the payroll fees from our clients' accounts and move money to fund bank accounts owned by us to cover issued checks. Our corporate office accounts for and distributes client funds. Clients may elect to use their business account or Advantage owned checks to pay employees. We maintain business checking accounts in the geographic area of each local office to enable checks to be written from a local financial institution. Within this department, our credit department is responsible for the processing of all collection activities. Through electronic fund transfers, we collect payroll taxes to be remitted to governmental agencies, monies to fund both direct deposits and client checks drawn on our accounts and fees. In order to mitigate credit risk, we have the contractual right to offset any unpaid funds with monies escrowed for tax or other purposes.

   Investment. Our investment department invests on a daily basis client payroll funds in our possession, which we hold from the time they are received until they are disbursed. Our board of directors has adopted an investment policy which provides guidelines for the quality, maturity and diversification of our invested funds and is intended to maintain liquidity and minimize market value fluctuations. Under this investment policy, investments are limited to fixed income securities consisting of money market instruments (including money market funds), U.S. government securities and corporate instruments rated A or higher by Moody's and Standard & Poor's. In order to maintain diversification, no more than 5.0% of our portfolio may be invested in an individual position, with the exception of the U.S. treasury or U.S. agencies. Our policy prohibits investments or trading in commodities, equities, direct loans, illiquid mortgages, futures, limited partnerships, venture capital, short sales or similar transactions. We measure the performance of our investments on a monthly basis. To the extent our investments cease to conform to our investment policy, they are liquidated over a reasonable period of time. The interest revenue or realized gains (and losses) that accrues from these investments is solely to our benefit and used to fund operating expenses, unforeseen and future contingencies and to provide working capital. Our investment department will monitor our investment securities to ensure that the fair value of such securities (excluding cash items, U.S. government securities and money market funds) does not exceed 40.0% of our total assets (excluding cash items, U.S. government securities and money market funds).

   Technology and Disaster Recovery. Technology plays an integral part in ensuring operational efficiency. We have made significant investments in disaster recovery and business continuity programs to ensure constant availability of systems, data and communications, and have taken measures to ensure rapid recovery of data and communications in the event of unplanned outages at our corporate office or local offices. The data center at our corporate office has security-restricted access, raised flooring, independent air conditioning, constant power supplies, a back-up generator and fire suppression capabilities. A fully equipped alternate data center with redundant servers is located 34 miles from our headquarters and is on a separate power grid. All primary systems are backed-up daily and downloaded onto the redundant system. In addition, we have retained SunGard to provide disaster recovery services and to assist us in implementing a disaster recovery plan.

Clients

   We serve a growing and diverse client base of small to mid-sized businesses located in all 50 states. As of February 22, 2002, we provided services to approximately 44,500 clients, who process an average of 15 checks or direct deposits each pay period. Our sales are not dependent on any one client or group of clients. Our top 50 clients represent less than 3.7% of our payroll revenue, with no single client representing more than 0.4% of payroll revenue.

   We serve our clients through a network of 41 local offices in 26 states. Our clients are generally located in relative close proximity to one of our local offices. The following table demonstrates the geographic diversity of our client base:

             Percent of Clients by Region as of February 22, 2002

                        U.S. Region  % of Total Clients
                        -----------  ------------------
                        Northeast...         30%
                        Southeast...         21
                        West........         19
                        Central.....         18
                        Mid-Atlantic         12
                                            ---
                           Total....        100%

   In addition, our clients operate in a broad range of industries and, as a result, our sales are not concentrated in any particular industry. The following table shows the distribution of our clients by industry group as compared to the economy as a whole:

           Industry                            Advantage (1) D&B (2)
           --------                            ------------- -------
           Services...........................     47.2%      41.3%
           Retail Trade.......................     18.5       19.2
           Finance, Insurance and Real Estate.     10.0        8.6
           Manufacturing......................      7.7        5.3
           Construction.......................      6.7        8.9
           Wholesale Trade....................      3.7        5.6
           Transportation and Public Utilities      2.8        4.3
           Agriculture, Forestry and Fishing..      2.0        5.1
           Public Administration..............      0.8        1.4
           Mining.............................      0.6        0.3
                                                   ----       ----
              Total...........................      100%       100%

--------
(1)As of December 31, 2001.
(2)Based upon the number of U.S. businesses in the various industry categories as measured by Dun & Bradstreet as of January 2002.

   We believe that our high-quality, responsive and professional client service are key factors in enabling us to achieve client retention rates of approximately 93%, net of business failures and ownership changes, earn high client satisfaction ratings and allow our direct sales force to generate more than 80% of their sales from referrals.

Competition

   The market for payroll processing services is highly fragmented. Our principal national competitors are ADP and Paychex, which have considerably larger client bases. We also compete with over 1,600 local and regional payroll processing service providers. In addition to competition from traditional payroll companies, we compete with the in-house resources of our clients and professional employer organizations that combine the payroll function with insurance, benefits and other administrative and human resource functions.

   We compete for clients on the basis of quality service, timely and accurate performance, requisite skills, scope and price of services, and geographic reach of services. We believe that our high-quality, responsive and flexible client service and bundled service offerings differentiate us from our competitors.

Properties

   Our corporate headquarters are located in a company-owned 30,000 square foot facility in Auburn, Maine from which we also process payroll and perform related administrative services. We also own a 17,000 square foot facility in Rock Hill, South Carolina.

   We maintain company-owned offices in the following locations, each of which are located in space occupied under lease:

   Phoenix, Arizona (sales-only)
   Tucson, Arizona
   Los Angeles, California (sales-only)
   Oakland, California
   Orange County, California
   San Diego, California
   Denver, Colorado
   Hartford, Connecticut
   Ft. Lauderdale, Florida
   Orlando, Florida
   Sarasota, Florida
   Atlanta, Georgia
                                          Chicago, Illinois
                                          Portland, Maine
                                          Baltimore, Maryland
                                          Westwood, Massachusetts
                                          Portsmouth, New Hampshire
                                          Wayne, New Jersey
                                          Charlotte, North Carolina
                                          Ft. Washington, Pennsylvania
                                          Charleston, South Carolina
                                          Dallas, Texas
                                          Burlington, Vermont
                                          Milwaukee, Wisconsin (sales-only)

   We anticipate that our rights under these leases, as well as our owned property, will be pledged to the lenders under our new revolving credit facility.

   Our associate offices are located in the following cities. Our associate offices either own or lease their own office space.

   Birmingham, Alabama
   Fairfield County, Connecticut
   Evansville, Indiana
   Baton Rouge, Louisiana
   Bangor, Maine
   Presque Isle, Maine
   Boston, Massachusetts
   Concord, Massachusetts
                                          Detroit, Michigan
                                          Minneapolis, Minnesota
                                          Manchester, New Hampshire
                                          Long Island, New York
                                          Warwick, Rhode Island
                                          Midland, Texas
                                          Wheeling, West Virginia


   We believe our offices are well maintained and suitable for our current requirements. We anticipate that as our business grows, we will need to acquire, lease or build additional facilities. We believe that suitable additional or substitute space is readily available when needed.

Trademarks and Tradenames

   We have registered the following trademarks: Advantage Payroll, Advantage Payroll Services, Advantage, Instant Payroll, HR Counselor and Advantage Check. The registration for these trademarks is perpetual. We consider each of these trademarks to be important to our business operations. We have in the past and will continue to file for copyright protection on our proprietary operating software. We have no patent protection for our operating software.

Employees

   At February 22, 2002, we employed over 700 persons. Our employees are not represented by any unions. We have not experienced any work stoppage due to labor disagreements and we believe that our employee relations are good.

   A number of our employees hold the certified payroll professional, or CPP, designation. We believe that we maintain one of the industry's highest ratios of CPPs to clients. The CPP designation is awarded by the American Payroll Association, or APA, to individuals who have demonstrated a broad scope of professional proficiency in payroll computation, tax reporting and calculation, and regulatory compliance as it relates to payroll. Individuals applying for certification are required to have been practicing a total of three years out of the five years preceding the date of the examination, pass a rigorous four hour examination, and agree to be bound by the APA code of ethics. The certificate is valid for five years, at the end of which an individual must re-certify by examination or continuing education.

   We maintain a $1.0 million key man life insurance policy on our Chairman, President and Chief Executive Officer, Charles W. Lathrop, Jr.

Legal Proceedings

   We are not aware of any legal proceedings pending or threatened against us that we expect would have a material adverse effect on our financial condition or results of operations.

                                  MANAGEMENT

Executive Officers, Directors and Key Employees

   Our executive officers, directors and key employees are as follows:

        Name                 Age                        Position
        ----                 ---                        --------
Charles W. Lathrop, Jr...... 45  Chairman, President and Chief Executive Officer
Peter J. McGrail............ 42  Vice President, Chief Financial Officer and Assistant
                                   Secretary
Nancy M. French............. 48  Vice President of Tax Services and Government Relations
David R. Meagher............ 43  Vice President of Sales & Marketing
Steven R. Beauchamp......... 30  Vice President of Payroll Operations
George P. Allman (1)........ 60  Director
Daniel M. Gill (2).......... 38  Director
Lawrence R. Pugh (1) (2).... 69  Director
Hollis W. Rademacher (1) (2) 66  Director
John R. Willis (2).......... 52  Director

--------
(1)Member of the audit committee.
(2)Member of the compensation committee.

   Charles W. Lathrop, Jr. has served as our President and Chief Executive Officer since January 1997. Mr. Lathrop has served as a director since February 1998 and was elected Chairman of the board of directors in September 2001. Prior to joining Advantage, Mr. Lathrop served as President of The Spencer Charles Group, Ltd., a management-consulting firm servicing the small business community from May 1995 to January 1997. From September 1993 to May 1995, Mr. Lathrop served as Executive Vice President and Chief Operating Officer of Choice Drug Systems, Inc., which at the time was a publicly traded healthcare company. Prior to September 1993, Mr. Lathrop was Executive Vice President and Chief Operating Officer of Arthur Drug Stores, Inc., a privately held retail drug store chain.

   Peter J. McGrail has served as our Vice President and Chief Financial Officer since May 1999 and Assistant Secretary since May 2002. Prior to joining Advantage, Mr. McGrail worked as a consultant evaluating investment opportunities from January 1999 to April 1999 for Gordon Brothers, a private business consulting firm. From January 1995 to December 1998, Mr. McGrail served as Vice President and Chief Financial Officer with Kitchen Etc., a privately held, high growth retail organization. Prior to January 1995, he was the Controller at Nature Food Centers, a publicly traded retailer. Mr. McGrail also spent seven years in public accounting with KPMG LLP as a certified public accountant.

   Nancy M. French has served as our Vice President of Tax Services and Government Relations since December 1998. From 1982 to 1998, Ms. French held a variety of management positions within Advantage, including Vice President of Operations and Director of Tax Services. Ms. French serves on the Government Affairs Task Force of the American Payroll Association and is a member of the American Society of Payroll Managers, Government Affairs Committee, as well as the Maine Association of Payroll Professionals. Ms. French is a founding member and serves on the board of directors of the National Payroll Reporting Consortium. Ms. French is a certified payroll professional.

   David R. Meagher has served as our Vice President of Sales & Marketing since September 1999. Prior to his current position, Mr. Meagher served as Vice President of Business Development from July 1997 to September 1999. Prior to joining Advantage, Mr. Meagher was Vice President of Sales at InterPay, a regional payroll processing company and a subsidiary of FleetBoston, from April 1995 to July 1997. Mr. Meagher is a certified payroll professional.

   Steven R. Beauchamp has served as our Vice President of Payroll Operations since August 2001. Mr. Beauchamp was the President of Payroll Central, Inc., a regional payroll processing company serving the mid-market, prior to it being acquired by Advantage in August 2001. Prior to joining Payroll Central, Mr. Beauchamp spent three years in operations management with ADP Canada from May 1995 to May 1998. Mr. Beauchamp is a certified payroll professional.

   George P. Allman has been a director of Advantage since August 2001. Mr. Allman is Senior Vice President and President--Diversified Operations of New England Business Service, Inc., a manufacturer and distributor of business supplies to small businesses and an Advantage stockholder. Prior to assuming this position in 1998, Mr. Allman served as Vice President--Diversified Operations and as Vice President--Retail Sales and Operations in 1996, the year he joined New England Business Service, Inc. From 1984 to 1996, Mr. Allman was Founder and President of GPA Associates, Inc., an exclusive supplier of The Gillette Company products to the promotional products industry. Prior to founding GPA Associates, Inc., Mr. Allman served in various positions in The Gillette Company from 1966 to 1984, where his last position was Vice President--Special Markets.

   Daniel M. Gill has served as a director of Advantage since February 1998. Mr. Gill is a Managing Director of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P. Willis Stein is a Chicago-based private equity firm. Prior to the formation of Willis Stein & Partners, L.P. in 1995, Mr. Gill was a Managing Director of Continental Illinois Venture Corporation, a subsidiary of Bank of America. Mr. Gill serves on the board of directors of CTN Media Group, Inc., Racing Champions Corp. and other Willis Stein & Partners' portfolio companies.

   Lawrence R. Pugh has served as a director of Advantage since October 1999. Mr. Pugh retired as Chairman of VF Corporation, an apparel company in Pennsylvania, in October 1998, a post he had held since 1983. Additionally, Mr. Pugh served as Chief Executive Officer of VF Corporation from 1983 to 1995. Mr. Pugh serves on the board of directors of UnumProvident, Co., the country's largest disability insurer.

   Hollis W. Rademacher has served as a director of Advantage since February 1998. Since 1993, Mr. Rademacher has acted as a business consultant and private investor under the name HR Consulting and Investments. Prior to that time, Mr. Rademacher served in a variety of positions with Continental Bank Corporation, most recently as Chief Financial Officer. Mr. Rademacher serves on the board of directors of Schawk, Inc., Wintrust Financial Corp., CTN Media Group, Inc. and Aurum Technology, Inc. Mr. Rademacher is a past member of the Reserve City Bankers Association, and a past member of the board of directors of the National Futures Association and the Bank Administration Institute.

   John R. Willis has served as a director of Advantage since February 1998. Mr. Willis is a Managing Director of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P. Willis Stein is a Chicago-based private equity firm. From 1989 through 1994, Mr. Willis was President and a director of Continental Illinois Venture Corporation, a subsidiary of Bank of America. Mr. Willis joined Continental Bank Corporation in 1974, holding a variety of managerial responsibilities in corporate banking. Mr. Willis serves on the board of directors of Aavid Thermal Technologies, Inc., Ziff Davis Media Inc. and other Willis Stein & Partners' portfolio companies.

Terms of Office

   Our directors were elected pursuant to a stockholders agreement. At present, all directors are elected and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. There are no family relationships between any of our directors or executive officers. Our executive officers are elected by, and serve until dismissed by, the board of directors.

   Upon the completion of this offering, our board will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Messrs. Allman and Gill will be in the class of directors whose term expires at the 2003 annual meeting of our stockholders. Messrs. Pugh and Rademacher will be in the class of directors whose term expires at the 2004 annual meeting of our stockholders. Messrs. Lathrop and Willis will be in the class of directors whose term expires at the 2005 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.

Committees of the Board of Directors

   Our board of directors has an audit committee and a compensation committee. The board may also establish other committees to assist in the discharge of its responsibilities.

   Audit Committee. The audit committee makes recommendations to the board of directors regarding the independent auditors to be nominated for election by the stockholders and reviews the independence of such auditors, approves the scope of the annual audit activities of the independent auditors, approves the audit fee payable to the independent auditors and reviews such audit results with the independent auditors. The audit committee is currently comprised of Messrs. Allman, Pugh and Rademacher. PricewaterhouseCoopers LLP currently serves as our independent accountants.

   Compensation Committee. The duties of the compensation committee are to provide a general review of our compensation and benefit plans to ensure that they meet corporate objectives. In addition, the compensation committee reviews the chief executive officer's recommendations on compensating our officers and adopting and changing major compensation policies and practices, and reports its recommendations to the whole board of directors for approval and authorization. The compensation committee also administers our stock plans. Messrs. Gill, Pugh, Rademacher and Willis currently serve as members of our compensation committee.

Compensation Committee Interlocks and Insider Participation

   No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation of Directors

   Our directors are currently not entitled to receive any compensation for serving on the board. Directors are reimbursed for their out-of-pocket expenses incurred in connection with such services. Following this offering, directors who are not our employees or who are not otherwise affiliated with us or our principal stockholders will receive compensation that is commensurate with arrangements offered to directors of companies that are similar to us. Compensation arrangements for independent directors established by our board may be in the form of cash payments and/or option grants.

Compensation of Executive Officers

   The following table sets forth information concerning the compensation for the fiscal year ended May 25, 2001 for our chief executive officer and the three other executive officers who earned in excess of $100,000 for services rendered during our last fiscal year. For ease of reference, we collectively refer to these executive officers throughout this section as our "named executive officers."

                          Summary Compensation Table

                                                 Annual Compensation (1)
-                                         ------------------------------------- Securities   All Other
                                                                 Other Annual   Underlying  Compensation
   Name and Principal Position            Salary ($) Bonus ($) Compensation (1) Options (#)   ($) (2)
   ---------------------------            ---------- --------- ---------------- ----------- ------------
Charles W. Lathrop, Jr...................  $184,087  $110,000      $ 4,432        300,000      $3,682
  Chairman, President and
  Chief Executive Officer
Peter J. McGrail.........................   122,555    40,000       29,604         85,000       2,348
  Vice President, Chief Financial Officer
  and Assistant Secretary
Nancy M. French..........................   116,487    20,000           --         80,000       2,460
  Vice President of Tax Services and
  Government Relations
David R. Meagher.........................   118,518    20,000        4,574         80,000       2,069
  Vice President of Sales & Marketing

--------
(1)With respect to each of the named executive officers, the aggregate amount of perquisites and other personal benefits, securities or property received was less than either $50,000 or 10.0% of the total annual salary and bonus reported for such named executive officer.
(2)All other compensation consists of discretionary matching contributions to our 401(k) plan on behalf of each named executive officer.

Option Grants in Last Fiscal Year

   The following table sets forth information regarding stock options granted by us to the named executive officers during our last fiscal year. The percentage of total options set forth below is based on options to purchase an aggregate of 129,400 shares of common stock granted to employees in fiscal 2001. Stock options are generally granted at 100.0% of the fair value of our common stock as determined by the compensation committee on the date of grant. In reaching the determination of fair value at the time of each grant, the compensation committee considers a range of factors, including our current financial position, our recent revenue, results of operations and cash flows, its assessment of our competitive position in our markets and prospects for the future, the status of our product development and marketing efforts, current valuations for comparable companies and the illiquidity of an investment in our common stock. Each of the options listed below were granted under the 1998 Key Employee Stock Plan.

                         Option Grants in Fiscal 2001




                                                                                Potential Realizable
                                           Individual Grants                    Value at Assumed
                        -------------------------------------------------------  Annual Rate of
                           Number of        % of                                Stock Price Appreciation
                          Securities    Total Options                           for Option Term (1)
                          Underlying     Granted to   Exercise Price Expiration ------------------------
Name                    Options Granted Employees in  Per Share (2)     Date       5%          10%
----                    ---------------  Fiscal Year  -------------- ----------   --------    --------
Charles W. Lathrop, Jr.         --            --              --           --         --           --
Peter J. McGrail.......     10,000          7.7%          $12.03       6/1/10   $174,452     $327,710
Nancy M. French........         --            --              --           --         --           --
David R. Meagher.......         --            --              --           --         --           --

--------
(1)Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5.0% and 10.0% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission based on the midpoint of the offering range, and do not represent our estimate or projection of the future stock price.
(2)The exercise price was equal to the fair market value of the common stock on the date of grant.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

   None of the named executive officers exercised options during the fiscal year ended May 25, 2001. The following table sets forth the number and value of securities underlying unexercised options held as of May 25, 2001.

  Aggregate Option Exercises in Fiscal 2001 and Fiscal Year-End Option Values

                                                     Number of Securities      Value of Unexercised
                                                    Underlying Unexercised     In-the-Money Options
                          Shares                    Options at May 25, 2001     at May 25, 2001 (1)
                        Acquired on                ------------------------- -------------------------
         Name            Exercise   Value Realized Exercisable Unexercisable Exercisable Unexercisable
         ----           ----------- -------------- ----------- ------------- ----------- -------------
Charles W. Lathrop, Jr.     --            --         180,000      120,000    $3,392,982   $2,261,988
Peter J. McGrail.......     --            --          30,000       55,000       540,000      879,700
Nancy M. French........     --            --          40,000       40,000       753,996      753,996
David R. Meagher.......     --            --          40,000       40,000       753,996      753,996

--------
(1)The value of unexercised in-the-money option is based on the assumed initial public offering price of $19.00 per share, the midpoint of the filing range, less the per share exercise price, multiplied by the number of shares underlying the options.

Stock Plans

  1998 Key Employee Stock Option Plan

   On February 10, 1998, our board of directors adopted and our stockholders approved the 1998 Key Employees Stock Option Plan, or the 1998 Key Employee Stock Plan, which authorizes the granting of stock options and the sale of our common stock to our executives and other key employees or our subsidiaries. The 1998 Key Employee Stock Plan authorizes the granting of stock options up to an aggregate of 750,000 shares of common stock, subject to adjustment upon the occurrence of specified events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events.

   Options to purchase an aggregate of 698,000 shares of our common stock were outstanding as of February 22, 2002 under the 1998 Key Employee Stock Plan. Most of the options vest and become exercisable in three equal installments beginning on the first anniversary of the grant date and continuing thereafter on an annual basis. Unvested options will terminate in the event that the optionee ceases to be employed by us, and vested but unexercised options are subject to repurchase by us in the event the optionee ceases to be employed by us and/or our subsidiaries for any reason. This repurchase option will terminate upon the consummation of this offering. As of the date of this prospectus, most of our option agreements provide that options will immediately terminate 45 days after the optionee ceases to be employed by us for any reason. The outstanding options granted under the 1998 Key Employee Stock Plan have a weighted average exercise price equal to $1.45 per share.

  2000 Management and Sales Employees Stock Option Plan

   On January 27, 2000, our board of directors approved the 2000 Management and Sales Employees Stock Option Plan, or the 2000 Management and Sales Employees Stock Plan, which authorizes the granting of stock options and the sale of our common stock to our managers and sales representatives or our subsidiaries. The 2000 Management and Sales Employees Stock Plan authorizes the granting of stock options up to an aggregate of 100,000 shares of common stock, subject to adjustment upon the occurrence of specified events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events.

   Options to purchase an aggregate of 87,550 shares of our common stock were outstanding as of February 22, 2002 under the 2000 Management and Sales Employees Stock Plan. Options vest and become exercisable in either three or five equal installments beginning on the first anniversary of the grant date and continuing thereafter on an annual basis. Unvested options will terminate in the event that the optionee ceases to be employed by us, and vested but unexercised options are subject to repurchase by us in the event the optionee ceases to be employed by us and/or our subsidiaries for any reason. This repurchase option will terminate upon the consummation of this offering. As of the date of this prospectus, most of our option agreements provide that options will immediately terminate 45 days after the optionee ceases to be employed by us for any reason. The outstanding options granted under the 2000 Management and Sales Employees Stock Plan have a weighted average exercise price equal to $13.32 per share.

  2001 Management and Sales Employees Stock Option Plan

   On June 5, 2001, our board of directors approved the 2001 Management and Sales Employees Stock Option Plan, or the 2001 Management and Sales Employees Stock Plan, which authorizes the granting of stock options and the sale of our common stock to our managers and sales representatives or our subsidiaries. The 2001 Management and Sales Employees Stock Plan authorizes the granting of stock options up to an aggregate of 200,000 shares of common stock, subject to adjustment upon the occurrence of specified events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events.

   Options to purchase an aggregate of 120,000 shares of common stock were outstanding as of February 22, 2002 under the 2001 Management and Sales Employees Stock Plan. Options vest and become exercisable in either three or five equal installments beginning on the first anniversary of the grant date and continuing thereafter on an annual basis. Unvested options will terminate in the event that the optionee ceases to be employed by us, and vested but unexercised options are subject to repurchase by us in the event the optionee ceases to be employed by us and/or our subsidiaries for any reason. This repurchase option will terminate upon the consummation of this offering. As of the date of this prospectus, most of our option agreements provide that options will immediately terminate 45 days after the optionee ceases to be employed by us for any reason. The options granted under the 2001 Management and Sales Employees Stock Plan have an exercise price equal to $16.50 per share.

  2002 Stock Option Plan

   We expect the 2002 Stock Option Plan, or the 2002 Plan, to be adopted by our board of directors and approved by our stockholders prior to the completion of this offering. As of the date of this prospectus, no awards have been made under the 2002 Plan. No future grants will be made under the 1998 Key Employee Stock Plan upon the effectiveness of the 2002 Plan.

   The 2002 Plan provides for the grant of incentive stock options to our employees, including officers and employee directors, and for the grant of nonstatutory stock options and to our employees, directors and other persons who provide services to us, including associates. A total of 1,750,000 shares of common stock, any shares returned to the 1998 Key Employee Stock Plan as a result of termination of options and annual increases to be added on the date of each annual meeting of our stockholders commencing in 2002 equal to 1.0% of the outstanding shares of common stock, or such lesser amount as may be determined by our board of directors, will be reserved for issuance pursuant to the 2002 Plan.

   The administrator of the 2002 Plan has the power to determine the terms of the options granted, including the exercise price of the option, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, our board of directors has the authority to amend, suspend or terminate the 2002 Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 2002 Plan.

   Options granted under the 2002 Plan are generally not transferable by the optionee, and each option is exercisable during the lifetime of the optionee and only by such optionee. Options granted under the 2002 Plan must generally be exercised within 60 days after the end of an optionee's status as an employee, director or consultant of Advantage, or within 180 days after such optionee's termination by death or disability, but in no event later than the expiration of the option term.

   The exercise price of all incentive stock options granted under the 2002 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the 2002 Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10.0% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110.0% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 2002 Plan may not exceed ten years.

   The 2002 Plan provides that, in the event of a merger with or into another corporation, or a sale of substantially all of our assets, each option shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options are not assumed or substituted for by the successor corporation, the administrator shall provide for the optionee to have the right to exercise the option as to all of the optioned stock, including shares as to which it would not otherwise be exercisable.

  401(k) Plan

   We maintain a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers most employees who satisfy certain eligibility requirements relating to minimum age and length of service. Under the 401(k) plan, eligible employees may elect to contribute a minimum of 1.0% of their annual compensation, up to a maximum amount equal to the lesser of 15.0% of their annual compensation or the statutorily prescribed annual limit. We may also elect to make a matching contribution to the 401(k) plan in an amount equal to a discretional percentage of the employee contributions, subject to certain statutory limitations. We announce annually the amount of funds which we will match. The current matching rate is 50.0% of the first 4.0% contributed by an employee.

Director and Officer Indemnification and Limitation on Liability

   Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our bylaws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of Advantage, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of Advantage or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Employment Agreements

   We are party to several employment and non-compete agreements with key executives. In March 2002, we entered into an employment agreement with Charles
W. Lathrop, Jr. The employment agreement provides that Mr. Lathrop will serve as our President and Chief Executive Officer through the fifth anniversary of the date of his agreement. Mr. Lathrop's employment will automatically terminate upon his resignation, death, disability or incapacity, or upon earlier termination by us. The employment agreement provides that Mr. Lathrop will receive:

   . an annual base salary starting at $208,000, subject to annual increases beginning in June 2003;

   . an annual bonus equal to between 25.0% to 75.0% of his base salary based upon achievement of performance goals and objectives, each to be determined by our board of directors and Mr. Lathrop on an annual basis;

   . a company-owned vehicle;

   . a $1.5 million term life insurance policy; and

   . customary fringe benefits.
   If the employment period is terminated by us without cause prior to the fifth anniversary of his agreement, Mr. Lathrop will be entitled to receive his then current base salary until the earlier of the second anniversary of his termination or the expiration date of his employment agreement. In addition, immediately prior to his termination, the vesting of any unvested stock options held by Mr. Lathrop shall accelerate by twelve months, so that Mr. Lathrop will receive one additional year for purposes of determining his number vested options. Further, if, during his employment period, Mr. Lathrop terminates his employment for good reason, as defined in his employment agreement, Mr. Lathrop will be entitled to receive his current base salary until the earlier of the second anniversary of his termination or the expiration date of his employment agreement. Under the employment agreement, Mr. Lathrop has agreed not to:

   . compete with us during his employment with us and for two years thereafter;

   . disclose any of our confidential information during his employment with us without the prior written consent of the board;

   . solicit or hire any of our or our subsidiaries' employees during the noncompete period; or

   . interfere with the relationships between us and our clients, suppliers, licensees, licensors, associate offices or any of our other business relations, during the noncompete period.

   In addition, Mr. Lathrop has agreed to disclose to us any and all inventions, innovations, improvements, developments and all other similar or related information, relating to our and our subsidiaries' business, research and development or products and services, which are conceived, developed or made by him during his employment and has acknowledged that such inventions will be our property.

   We also entered into substantially similar employment agreements with Peter
J. McGrail and Nancy M. French in March 2002, and David R. Meagher in April 2001. Each of the employment agreements provides that such executive will serve in his or her respective position through the third anniversary of the date of the agreement; provided, however, that each executive's employment period will automatically terminate upon such executive's resignation, death, disability or incapacity, or upon earlier termination by us. Under their respective employment agreements, the executives receive:

   . an annual base salary, which increases by 4.0% per annum or such other rate as our board of directors may determine, starting at the following amount:

                          Name         Annual Base Salary
                          ----         ------------------
                      Peter J. McGrail      $160,000
                      Nancy M. French.      $125,000
                      David R. Meagher      $135,200

   . an annual bonus based upon the executive's attainment of certain performance based objectives set each year by our president and approved by our board; and

   . customary fringe benefits.

   If the executive's employment period is terminated by us without cause prior to the third anniversary of the date of his or her agreement, he or she will be entitled to receive a severance payment equal to his or her then current base salary until the earlier of the twelve-month anniversary of his or her termination or the expiration date of his or her employment agreement. If the employment period is terminated by us for cause or as a result of the executive's resignation, death, disability or incapacity, such executive will be entitled to receive his or her then current base salary through the date of termination. Under the employment agreements, each executive has agreed not to:

   . compete with us during his or her employment with us and for two years thereafter;

   . disclose any of our confidential information during his or her employment with us without the prior written consent of the board;

   . solicit or hire any of our or our subsidiaries' employees during the noncompete period; or

   . interfere with the relationships between us and our clients, suppliers, licensees, licensors, associate offices or any of our other business relations, during the noncompete period.

   In addition, each executive has agreed to disclose to us any and all inventions, innovations, improvements, developments and all other similar or related information, relating to our and our subsidiaries' business, research and development or products and services, which are conceived, developed or made by him or her during his or her employment and has acknowledged that such inventions will be our property.

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth information with respect to the beneficial ownership of our common stock as of April 30, 2002 by:

   . each person, or group of affiliated persons, known to us to own beneficially more than 5.0% of our common stock;

   . each of our directors;

   . each of our named executive officers;

   . all of our directors and executive officers as a group; and

   . the selling stockholders.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of April 30, 2002, are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding such options or warrants but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Percentage ownership prior to the offering is based on 12,156,329 shares of common stock outstanding as of April 30, 2002. Percentage ownership after the offering is based on 17,658,598 shares of common stock expected to be outstanding after the offering, including shares expected to be issued upon exercise of the NEBS warrant. Except as otherwise noted, the persons or entities named have sole voting power with respect to those shares shown as beneficially owned by them. Unless otherwise indicated, the principal address of each of the stockholders below is c/o Advantage Payroll Services, Inc., 126 Merrow Road, Auburn, Maine 04211.

                                                Shares Beneficially               Shares Beneficially
                                                Owned Prior to Offering           Owned After Offering
                                                ----------------------- Shares to --------------------
Name and Address                                  Number      Percent    be Sold    Number    Percent
----------------                                 ----------   -------   --------- ----------  -------
5% Stockholders:
Willis Stein & Partners, L.P. (1)..............  7,785,032     64.0      771,551   7,013,481   39.7
New England Business Service, Inc. (2).........  3,102,339     23.6           --   3,102,339   17.6
Directors and Executive Officers:
Charles W. Lathrop, Jr. (3)....................    701,861      5.7           --     701,861    3.9
Peter J. McGrail (4)...........................     47,000      *             --      47,000    *
Nancy M. French (5)............................    515,875      4.2           --     515,875    2.9
David R. Meagher (6)...........................     80,000      *             --      80,000    *
George P. Allman (2)...........................  3,102,339     23.6           --   3,102,339   17.6
Daniel M. Gill (1).............................  7,785,032     64.0      771,551   7,013,481   39.7
Lawrence R. Pugh (7)...........................      6,000      *             --       6,000    *
Hollis W. Rademacher...........................     24,979      *             --      24,979    *
John R. Willis (1).............................  7,785,032     64.0      771,551   7,013,481   39.7
All directors and executive officers as a group
  (9 persons) (8).............................. 12,263,086     90.6      771,551  11,491,535   63.6
Selling Stockholders:
J. Stokes Mayfield (9).........................    245,962      2.0      122,981     122,981    *
Addie M. Rutledge (9)..........................     81,987      *         65,994      15,993    *

--------
   *Denotes ownership of less than one percent.
(1)The 7,785,032 shares of common stock in the table include 300,000 shares to be transferred into a trust pursuant to the restated additional incentive agreement. Willis Stein & Partners, L.P. disclaims beneficial ownership of the shares held of record by the trust. John R. Willis and Daniel M. Gill, as Managing Directors of Willis Stein & Partners, L.L.C., which is the general partner of Willis Stein & Partners, L.P., may each be deemed to beneficially own the shares held of record by Willis Stein & Partners, L.P. Voting

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

   and dispositive power over the shares held by Willis Stein & Partners, L.P., resides with the Managing Directors of Willis Stein & Partners, L.L.C., with no individual holding the right to make investment decisions. The Managing Directors of Willis Stein & Partners, L.L.C. include John R. Willis, Daniel
   M. Gill and Avy H. Stein. As a result, each of these persons disclaims beneficial ownership of these shares. The address of Willis Stein & Partners, L.P. is One North Wacker Drive, Suite 4800, Chicago, IL 60606.
(2)The 3,102,339 shares of common stock in the table include 962,795 shares of common stock which we estimate will be exercisable at the time of this offering under the vested portion and the performance-based portion of a warrant held by NEBS. Mr. Allman is Senior Vice President and President--Diversified Operations of New England Business Service, Inc., a manufacturer and distributor of business supplies to small businesses and an Advantage stockholder. As a result, the shares of common stock owned by NEBS may be deemed to be beneficially owned by Mr. Allman. Mr. Allman disclaims beneficial ownership of these shares. NEBS is a publicly traded company managed by its board of directors. NEBS has advised us that the power to vote and dispose of our shares resides with its board of directors. The address of Mr. Allman and NEBS is c/o New England Business Service, Inc., 500 Main Street, Groton, MA 01471.
(3)The 701,861 shares of common stock in the table include options to acquire 240,000 shares of common stock which are currently exercisable, 35,000 shares of common stock owned by Angela M. Lathrop, 1,333 shares of common stock owned by the Lathrop Family Trust f/b/o Spencer C. Lathrop and 1,333 shares of common stock owned by the Lathrop Family Trust f/b/o Colby W. Lathrop. Mr. Lathrop may be deemed to have beneficial ownership of the shares of common stock owned by Angela M. Lathrop, the Lathrop Family Trust f/b/o Spencer C. Lathrop and the Lathrop Family Trust f/b/o Colby W. Lathrop. Mr. Lathrop also has 60,000 unvested options.
(4)The 47,000 shares of common stock in the table include options to acquire 47,000 shares of common stock which are currently exercisable. Mr. McGrail also has 38,000 unvested options.
(5)The 515,875 shares of common stock in the table include options to acquire 60,000 shares of common stock which are currently exercisable. Ms. French also has 20,000 unvested options.
(6)The 80,000 shares of common stock in the table include options to acquire 60,000 shares of common stock which are currently exercisable. Mr. Meagher also has 20,000 unvested options.
(7)The 6,000 shares of common stock in the table include options to acquire 6,000 shares of common stock which are currently exercisable. Mr. Pugh also has 9,000 unvested options.
(8)The 12,263,086 shares of common stock in the table include options and a warrant to acquire 1,375,795 shares of common stock which are currently exercisable.
(9)J. Stokes Mayfield and Addie M. Rutledge are former owners of a payroll processing business we acquired in July 1999.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Restated Additional Incentive Agreement

   In February 1998, Willis Stein & Partners, L.P., Advantage and certain executives entered into an additional incentive agreement, entitling Messrs. Lathrop and Meagher and Ms. French to receive a certain percentage of any cash received by Willis Stein in connection with its investment in Advantage beyond a certain target rate of return. The purpose of this agreement was to provide additional incentives to management to achieve higher rates of return on Willis Stein's investment. The original agreement was constructed contemplating a cash sale of Advantage in a single private transaction resulting in a one-time payment to the executives and a corresponding one-time compensation charge. In the context of a public offering, however, Willis Stein's liquidation of its investment over time might result in periodic non-cash compensation charges to Advantage that could be unpredictable in frequency and size. As a result, the agreement was amended and restated in March 2002 in order to allow Advantage to record a one-time pretax, non-cash compensation charge at the time of this offering. Mr. McGrail was added as a party to the agreement at that time.

   Under the amended and restated agreement, at the time of this offering, Willis Stein will transfer 300,000 of its shares to an irrevocable grantor trust established for the benefit of Messrs. Lathrop, McGrail and Meagher and Ms. French. Following this offering, the trust will participate in any sale, transfer or other disposition by Willis Stein of its Advantage common stock, not including shares sold in this offering, in an amount equal to 5% of the total number of securities to be sold or transferred by Willis Stein. Mr. Lathrop will receive 60% of the trust assets valued at $3.4 million, assuming an initial offering price of $19.00, the midpoint of the range set forth on the cover of this prospectus. Messrs. McGrail and Meagher and Ms. French will receive the balance of the trust assets. Distributions will be made immediately following any distribution by Willis Stein to its general and limited partners of cash, securities or other property received by Willis Stein on account of its security ownership in Advantage. Upon the tenth anniversary of the consummation of this offering, the trustee will distribute to the executives the remainder of the trust assets. Once the trust is created and the shares are transferred, each executive's right to receive distributions from the trust is unconditional and irrevocable, whether he or she remains employed by Advantage.

   Since the offering will trigger the executives' right to distributions from the trust, applicable accounting rules require a one-time pretax, non-cash compensation charge to be recorded at the time of the offering. Based on an assumed initial offering price of $19.00, the midpoint of the range set forth on the cover of this prospectus, Advantage will incur a $5.7 million charge in the quarter this offering is consummated as a result of this agreement.

   Pursuant to a lockup agreement with Lehman Brothers, Inc., Willis Stein cannot sell, transfer or dispose of their shares of our common stock prior to 180 days after the consummation of this offering and, as a result, neither can the trust.

   Willis Stein is one of our principal stockholders and the managing directors of its general partner, Willis Stein & Partners, L.L.C., include two of our directors, John R. Willis and Daniel M. Gill.

Alliance Agreement

   In March 2000, we entered into a ten-year strategic alliance agreement with NEBS, one of our principal stockholders, and McBee Systems, Inc., an indirect wholly-owned subsidiary of NEBS. Under this agreement, we agreed to provide payroll processing and related services to NEBS' customers under certain NEBS' labels. In return, NEBS has agreed to actively market our products and services to its existing and prospective U.S. customers and to refrain from marketing or selling other substantially similar products or services. In addition, we agreed to provide our products and services to NEBS at prices at least as favorable as those offered by us to other similar private label purchasers. We are entitled to collect all processing and related fees and charges from

NEBS' customers, as well as to retain all investment income on tax withheld. In return, we agreed to pay NEBS a commission on account of all services provided under the private label program and to provide a facility with a dedicated work force to support the private label services and products. We also agreed to supply all sales and customer support for the program and train NEBS' personnel to familiarize them with our products and services. This agreement will continue after the conclusion of the initial ten-year term for successive five-year periods unless either party gives the other party at least 18 months prior written notice that it wishes to terminate the agreement. This agreement, however, may be terminated at any time by either party in the event that the other party fails to substantially perform any of its material obligations under the agreement, becomes insolvent or bankrupt or fails to maintain operations as a going concern for more than 20 days. Payroll service revenue received as a result of this agreement was $539,972 for fiscal 2001 and $1,621,777 for the nine months ended February 22, 2002. Commissions paid to NEBS were $152,800 for fiscal 2001 and $412,216 for the nine months ended February 22, 2002.

Common Stock Purchase Warrant

   In March 2000, we sold NEBS 1,069,772 shares of our common stock at $12.03 per share and issued a performance-based warrant for an additional 1,069,772 shares at an exercise price of $12.67 per share. The terms of the warrant provided that it would become exercisable upon the attainment of certain defined active client levels. As a result of this transaction, NEBS became one of our principal stockholders.
   In August 2001, we canceled the existing warrant and sold NEBS an additional 1,069,772 shares of our common stock and issued a new warrant, all for an aggregate purchase price of $17.7 million in cash. The new warrant, with an exercise price of $12.67 per share, consisted of two portions. The first portion, covering 748,840 shares, becomes exercisable upon attainment of performance milestones. We refer to this portion as the performance-based portion. The performance-based portion becomes exercisable in increments of 106,977 shares at the time NEBS has 2,500 active clients and upon the attainment of each additional 2,500 active clients. The purpose of the performance-based portion was to incentivize NEBS to perform under the alliance agreement.
   The second portion of the warrant, covering 320,932 shares, was immediately exercisable at $12.67 per share for a period of one year ending August 2002 without regard to any performance criteria. We refer to this portion as the vested portion. The purpose of the vested portion of the warrant was to induce NEBS to purchase the stock for an aggregate of $17.7 million, or $16.50 per share, which in the absence of the warrant was above the fair market value of the stock. We estimate that the fair market value of the securities sold in that transaction was $16.4 million for the stock, or $15.31 per share, and $1.3 million for the warrant. Since the sale of the stock and the issuance of the new warrant consisted of a single financing transaction, with NEBS paying fair value for the stock and warrant combined, the $17.7 million received for the stock and vested portion of the warrant was accounted for as an equity transaction.

   According to the terms of the warrant, upon the consummation of this offering, the warrant will terminate and a formula will be used to determine the number of shares exercisable under the performance-based portion of the warrant. The number of active clients used to determine the number of shares of common stock purchasable is based on the number of active clients secured during the quarter before this offering multiplied by the remaining twelve quarters in the initial term of the agreement. The purpose of this provision is to terminate any performance awards after this offering without limiting the award that NEBS may have earned had the agreement run its full term. The maximum number of shares purchasable under the performance-based portion of the warrant is 748,840 shares. We currently estimate that the performance-based portion of the NEBS warrant will become exercisable for 641,863 shares, of which 106,977 shares became exercisable in the quarter ended May 30, 2002 and the remainder will become exercisable upon the consummation of this offering.

   We believe that NEBS will purchase the maximum number of shares it is entitled to purchase under the vested portion and the performance-based portion of the warrant upon the consummation of this offering. Any portion of the warrant not exercised in connection with this offering will be canceled.

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

Exchange Agreement

   Since the February 1998 management buy-out, we have from time to time issued 12% junior subordinated notes to certain of our stockholders including, but not limited to, Willis Stein & Partners, L.P., Mr. Rademacher, the Lathrop Trust and Ms. French. In May 2001, we entered into an exchange agreement in order to exchange all outstanding subordinated notes and accrued but unpaid interest thereon for shares of our 12% redeemable preferred stock. Pursuant to this agreement, we exchanged notes, including accrued but unpaid interest thereon, with an aggregate value of $21,765,652 for 21,765,652 shares of our preferred stock at a price of $1.00 per share. We will redeem all of our shares of preferred stock, including the shares issued pursuant to the exchange agreement, for approximately $36.2 million with the proceeds of this offering.

   Mr. Rademacher is one of our directors and Ms. French is one of our executive officers. Charles W. Lathrop, Jr., our chief executive officer, is the beneficiary of the Lathrop Trust. Willis Stein is one of our principal stockholder and the managing directors of its general partner, Willis Stein & Partner, L.L.C., include two of our directors, John R. Willis and Daniel M. Gill.

                         DESCRIPTION OF CAPITAL STOCK

   Upon completion of this offering, we will be authorized to issue up to 200,000,000 shares of common stock and 5,000,000 shares of preferred stock. Shares of each class have a par value of $0.01 per share. The following description summarizes the material provisions of our capital stock. The summary is not complete and may not contain all the information you should consider before investing in the common stock. You should read carefully our Restated Certificate of Incorporation and Restated Bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

   As of April 30, 2002, there were 12,156,329 shares of common stock outstanding, which were held of record by 29 stockholders. Following this offering, there will be 17,658,598 shares of common stock outstanding, after giving effect to the exercise of the NEBS warrant (assuming no exercise of the underwriters' over-allotment option). Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. The payment of dividends is expected to be restricted by the terms of our new revolving credit facility. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

   The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable.

Serial Preferred Stock

   Upon completion of this offering, we will redeem all outstanding shares of
our preferred stock for $      . Thereafter, pursuant to our certificate of
incorporation, our board of directors will have the authority, without further action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

   . restricting dividends on our common stock;

   . diluting the voting power of our common stock;

   . impairing the liquidation rights of our common stock; or

   . delaying or preventing a change of control of Advantage.

   There will be no shares of preferred stock outstanding after the redemption of our preferred stock upon the completion of this offering, and we have no current plans to issue any shares of preferred stock.

Warrant

   In August 2001, we granted NEBS a warrant to purchase up to 1,069,772 shares of our common stock at a purchase price of $12.67 per share. As of April 30, 2002, NEBS had the right to acquire 320,932 shares of our common stock under the vested portion of the warrant. We estimate that NEBS will be entitled to acquire 641,863 additional shares under the performance-based portion of the warrant at the time of the offering and that NEBS will purchase the maximum number of shares it is entitled to purchase under the warrant. Its right to exercise this warrant terminates upon the consummation of this offering. See "Certain Relationships and Related Transactions--Common Stock Purchase Warrant."

Options

   As of February 22, 2002, options to purchase a total of 905,550 shares of common stock were outstanding, of which 480,573 have vested. The exercise prices of the vested options range from $0.15 to $12.03.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

   Some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

   These provisions include:

  Classified Board of Directors

   Upon completion of this offering, our board of directors will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provisions of our certificate of incorporation and bylaws authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

  Cumulative Voting

   Our certificate of incorporation expressly denies our stockholders the right to cumulative voting in the election of directors. As a result, stockholders may not aggregate their votes for a single director.

  Stockholder Action; Special Meeting of Stockholders

   Our certificate of incorporation eliminates the ability of stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by a majority of the board of directors. As a result, stockholders must rely on the board of directors to call a special meeting or wait until the next annual meeting to hold a vote on extraordinary matters like a significant transaction.

  Advance Notice Requirements for Stockholder Proposals and Directors
  Nominations

   Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after that anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

  Authorized But Unissued Shares

   The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our stock by means of a proxy contest, tender offer, merger or otherwise.

  Amendments; Supermajority Vote Requirements

   The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless either a corporation's certificate of incorporation or bylaws require a greater percentage. Our certificate of incorporation imposes supermajority vote requirements in connection with the amendment of provisions of our certificate of incorporation and bylaws, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings.

  Material Provisions of Delaware Law

   Following the consummation of this offering, we will be subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless:

   . the transaction is approved by the board of directors prior to the date the "interested stockholder" obtained such status;

   . upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

   . on or subsequent to such date, the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

   A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person, other than Willis Stein, who, together with affiliates and associates, owns, or at any time in the previous three years owned, 15.0% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Advantage and, accordingly, may discourage attempts to acquire our company.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A. Its address is 150 Royall Street, Canton, Massachusetts 02021.

Listing

   We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "APAY."

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

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

   Upon completion of this offering, we will have 17,658,598 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options outstanding after February 22, 2001. Of these shares of common stock, the 5,500,000 shares of common stock being sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. An aggregate of 12,158,598 shares of common stock held by our existing stockholders upon completion of the offering will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lockup agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

   . 11,222 shares will be available for immediate sale on the date of this prospectus;

   . 12,099,376 shares will be available for sale 180 days after the date of this prospectus, the expiration date for the lockup agreements, pursuant to Rules 144 and 144(k); and

   . 48,000 shares will be available for sale approximately one year after the date of this prospectus pursuant to Rule 144.

Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

   . 1.0% of the number of shares of common stock then outstanding, which will equal approximately 176,586 shares immediately after this offering; or

   . the average weekly trading volume of our common stock on the Nasdaq
     National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

   Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

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

Rule 701

   Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of options granted under our stock plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options

   We intend to file registration statements on Form S-8 under the Securities Act to register approximately 2,655,550 shares of common stock issuable under our stock plans. These registration statements are expected to be filed after six months following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lockup agreements described below.

Lockup Agreements

   Notwithstanding the foregoing, Advantage, our executive officers, directors and substantially all of our existing stockholders and holders of a substantial majority of our options have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. except, in the case of Advantage, for the shares of common stock to be issued in connection with the offering or pursuant to employee benefit plans existing on the date of this prospectus, permitted transfers to related parties that agree to be bound by the foregoing restrictions, and permitted sales of shares acquired in the open market following the completion of the offering.

Registration Rights

   After the completion of this offering, the holders of approximately 12,044,226 shares of our common stock and rights to acquire common stock, assuming no exercise of the underwriters' over-allotment option, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of a registration rights agreement between us, Willis Stein & Partners, L.P. and certain other holders of registrable securities, if we propose to register any of our securities under the Securities Act, such holders are entitled to notice of such registration and are entitled to include shares of common stock in the registration at our expense. Additionally, Willis Stein, which holds 7,013,481 shares of common stock, after deducting shares to be sold pursuant to this offering and assuming no exercise of the underwriters' over-allotment option, has the right to demand registration of their shares under the Securities Act at any time. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration. The expenses incurred in such registrations described above will be borne by us. All holders with registration rights have agreed not to exercise their registration rights until 180 days following the date of this prospectus unless Lehman Brothers agrees otherwise.

                                 UNDERWRITING

   Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc., CIBC World Markets Corp., Robert W. Baird & Co. Incorporated and First Union Securities, Inc. are acting as representatives, has agreed to purchase from us, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the respective number of shares of common stock shown opposite its name below:

                                                    Number of
                        Underwriters                 Shares
                        ------------                ----------
                 Lehman Brothers Inc...............
                 CIBC World Markets Corp...........
                 Robert W. Baird & Co. Incorporated
                 First Union Securities, Inc.......
                                                    ----------
                        Total......................
                                                    ==========

   The underwriting agreement provides that the underwriters' obligations to purchase our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, which include:

   . if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;

   . the representations and warranties made by us to the underwriters are true;

   . there is no material change in the financial markets; and

   . we deliver customary closing documents to the underwriters.

Commissions and Expenses

   The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in
excess of $      per share to brokers and dealers. The underwriters may allow,
and the selected dealers may reallow, a concession not in excess of $     per
share. After the offering, the underwriters may change the offering price and other selling terms.

   The following table summarizes the underwriting discounts and commissions we will pay. The underwriting discounts and commissions are equal to the public offer price per share, less the amount paid to us per share. The underwriting
discounts and commissions equal      % of the initial public offering price.

                                    Total Without       With
                          Per Share Over-Allotment Over-Allotment
                          --------- -------------- --------------
               Paid by us     $           $              $

   We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $1.5 million.

Over-Allotment Option

   Willis Stein & Partners, L.P. has granted to the underwriters an option to purchase up to an aggregate of 825,000 shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter's initial commitment as indicated in the preceding table.

Lockup Agreements

   We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. We and all of our executive officers, directors and substantially all of our stockholders holding in the aggregate 12,099,376 shares of our common stock, have agreed under lockup agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus.

Offering Price Determination

   Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered

   . prevailing market conditions;

   . our historical performance and capital structure;

   . estimates of our business potential and earnings prospects;

   . an overall assessment of our management; and

   . the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. We have further agreed to indemnify Lehman Brothers Inc. against liabilities related to the directed share program referred to below, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

   . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchase shares in the open market.

   . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

   . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

   . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

   These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

   Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition of the offering price listed on the cover of this prospectus.

Offer and Sales in Canada

   This prospectus is not, and under no circumstances is it to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus with the relevant Canadian securities regulators and only by a dealer registered in accordance with local provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Directed Share Program

   At our request, the underwriters have reserved up to 385,000, or 7.0% of the common stock offered by this prospectus, for sale under a directed share program to specified business associates. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

Electronic Distribution

   A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

   Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Other

   First Union Securities, Inc., one of the underwriters, is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to "Wachovia Securities" in this prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the securities offered by this prospectus.

Relationships

   Certain of the underwriters and their affiliates have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary fees and expenses for these commercial and investment banking transactions. In particular, an affiliate for CIBC World Markets Corp. is a lender under our senior credit facility. As a result of our use of a portion of the net proceeds of the offering to repay indebtedness under the senior credit facility, this affiliate will receive more than 10% of the net offering proceeds. In addition, an affiliate of CIBC World Markets Corp. owns shares of our common stock and preferred stock. We also intend to use a portion of the net offering proceeds to redeem the preferred stock. The offering therefore is being conducted in accordance with the applicable provisions of Rule 2710 of the National Association of Securities Dealers, Inc. Conduct Rules. Rule 2710(c)(8) requires that the initial public offering price of the shares of common stock be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. Accordingly, Lehman Brothers Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than that recommended by Lehman Brothers Inc. Lehman Brothers Inc. will receive a fee of $20,000 for acting as qualified independent underwriter. We have agreed to indemnify Lehman Brothers Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

   In connection with this offering, we are planning to enter into a new senior revolving credit facility as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." We anticipate that an affiliate of CIBC World Markets Corp. will be the administrative agent and a lender under this new credit facility and will receive customary compensation in connection therewith. Other underwriters may also be lenders under the new credit facilities.

Discretionary Sales

   The underwriters have informed us and the selling stockholders that they will not confirm sales to accounts over which they exercise discretionary authority without prior written approval of the customer.

                                    EXPERTS

   The consolidated financial statements of Advantage Payroll Services, Inc. and Subsidiaries (formerly Advantage Business Services Holdings, Inc.) as of February 22, 2002, May 25, 2001 and May 26, 2000 and for the nine months ended February 22, 2002 and for each of the three years in the period ended May 25, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for Advantage Payroll Services, Inc. by Kirkland & Ellis (a partnership that includes professional corporations), Chicago, Illinois. Some legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, Chicago, Illinois. Kirkland & Ellis and Latham & Watkins have, from time to time, represented, and may continue to represent, some of the underwriters in connection with various legal matters and Willis Stein & Partners, L.P. and some of their affiliates, including Advantage Payroll Services, Inc., in connection with legal matters.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement or the exhibits and schedules which are part of the registration statement.

   For more information about our company and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the Securities and Exchange Commission are also available to the public from the Securities and Exchange Commission's world wide web site at www.sec.gov.

   Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Securities and Exchange Commission's public reference rooms and the web site of the Securities and Exchange Commission.

                         INDEX TO FINANCIAL STATEMENTS

Advantage Payroll Services, Inc. Consolidated Financial Statements

Report of PricewaterhouseCoopers LLP, Independent Accountants........................................ F-2
Consolidated Balance Sheets as of May 26, 2000 and May 25, 2001 and as of February 22, 2002.......... F-3
Consolidated Statements of Operations for the years ended May 28, 1999, May 26, 2000 and May 25, 2001 and for the nine months ended February 23, 2001 (unaudited) and February 22, 2002.................. F-4
Consolidated Statements of Stockholders' Deficit for the years ended May 28, 1999, May 26, 2000 and
  May 25, 2001 and for the nine months ended February 22, 2002....................................... F-5
Consolidated Statements of Cash Flows for the years ended May 28, 1999, May 26, 2000 and May 25,
  2001 and for the nine months ended February 23, 2001(unaudited) and February 22, 2002.............. F-6
Notes to Consolidated Financial Statements........................................................... F-7

                       Report of Independent Accountants

To the Board of Directors and Stockholders of Advantage Payroll Services, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the financial position of Advantage Payroll Services, Inc. and its Subsidiaries (formerly Advantage Business Services Holdings, Inc.) as of February 22, 2002, May 25, 2001 and May 26, 2000, and the results of their operations and their cash flows for the nine months ended February 22, 2002 and for each of the three years in the period ended May 25, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP
Portland, ME
March 18, 2002

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
             May 26, 2000 and May 25, 2001, and February 22, 2002

                                                                                              February 22,
                                                                  May 26, 2000  May 25, 2001      2002
                                                                  ------------  ------------  ------------
                          Assets
Current assets:
   Cash and cash equivalents..................................... $  9,130,164  $  4,305,147  $  2,872,419
   Accounts receivable...........................................      639,855       645,091     1,544,136
   Interest receivable...........................................      918,184       795,632     1,774,731
   Supplies inventory............................................      164,106       505,945       323,245
   Prepaid expenses and other current assets.....................    1,025,839       828,377     1,395,652
                                                                  ------------  ------------  ------------
       Current assets before client payroll funds invested.......   11,878,148     7,080,192     7,910,183
   Client payroll funds invested.................................   88,032,488   110,504,761   168,976,768
                                                                  ------------  ------------  ------------
       Total current assets......................................   99,910,636   117,584,953   176,886,951
Net property and equipment.......................................    6,887,051     8,597,791    11,695,943
Goodwill.........................................................   14,636,359    30,902,796    43,826,814
Other intangible assets..........................................    5,340,834     9,694,423    14,222,418
Other assets.....................................................      401,925       266,036       182,649
                                                                  ------------  ------------  ------------
       Total assets.............................................. $127,176,805  $167,045,999  $246,814,775
                                                                  ============  ============  ============
           Liabilities and Stockholders' Deficit
Current liabilities:
   Current portion of long-term debt............................. $  3,015,711  $  4,322,812  $  9,750,000
   Accounts payable..............................................    1,142,885     1,485,890     1,853,509
   Accrued expenses..............................................    1,504,454     2,554,079     3,562,472
   Interest payable..............................................    1,458,736     1,750,315       140,557
                                                                  ------------  ------------  ------------
       Current liabilities before client payroll obligations.....    7,121,786    10,113,096    15,306,538
   Client payroll obligations....................................   90,705,030   111,986,588   168,883,146
                                                                  ------------  ------------  ------------
       Total current liabilities.................................   97,826,816   122,099,684   184,189,684
Long-term debt, excluding current portion........................   20,328,452    34,396,947    29,746,947
Junior Subordinated Debt.........................................   19,577,093    21,109,495            --
Redeemable preferred stock, par $0.01 per share, authorized
  35,000,000, issued and outstanding 6,311,833 at May 26,
  2000 and May 25, 2001 and 30,468,485 at February 22, 2002
  (liquidation preference of $7,973,525 at May 26, 2000,
  $8,974,273 at May 25, 2001 and $36,179,803 at February 22,
  2002)..........................................................    7,667,281     8,685,364    35,329,543
Commitments......................................................
Stockholders' deficit:
   Common stock, par $0.01 per share, authorized 16,000,000,
     issued 10,707,140 at May 26, 2000, 11,039,642 at May
     25, 2001 and 12,117,747 at February 22, 2002................      128,998       132,323       143,104
   Additional paid-in capital....................................   16,163,687    20,160,361    37,892,700
   Accumulated other comprehensive income:
       Unrealized gain (loss) on investments, net of tax.........   (2,371,464)     (968,235)       93,622
   Accumulated deficit...........................................   (5,691,626)  (12,117,508)  (14,128,393)
   Treasury stock, 9,418 shares at cost..........................  (26,452,432)  (26,452,432)  (26,452,432)
                                                                  ------------  ------------  ------------
       Total stockholders' deficit...............................  (18,222,837)  (19,245,491)   (2,451,399)
                                                                  ------------  ------------  ------------
       Total liabilities and stockholders' deficit............... $127,176,805  $167,045,999  $246,814,775
                                                                  ============  ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
     For the Years Ended May 28, 1999, May 26, 2000 and May 25, 2001, and for the Nine Months Ended February 23, 2001 (Unaudited) and February 22, 2002

                                                                               Nine Months  Nine Months
                                                                                  Ended        Ended
                                                                               February 23, February 22,
                                            1999         2000         2001         2001         2002
                                        -----------  -----------  -----------  ------------ ------------
                                                                               (Unaudited)
Payroll service revenue................ $25,068,248  $30,186,208  $42,065,118  $30,344,064  $46,633,467
Interest on client payroll funds
  invested.............................   4,409,571    5,544,218    8,032,633    5,753,225    5,681,320
                                        -----------  -----------  -----------  -----------  -----------
       Total revenue...................  29,477,819   35,730,426   50,097,751   36,097,289   52,314,787
Operating expenses:
   Operating costs:
       Wages and benefits..............   5,050,188    5,799,666    9,365,703    6,694,654    9,857,991
       Other operating costs...........   2,758,205    4,789,087    7,552,194    5,444,381    8,396,758
   Conversion expenses.................   1,425,832    1,056,048    1,969,577    1,365,489    3,415,635
   Selling, general and
     administrative....................  15,991,562   21,784,332   26,239,133   19,327,385   24,835,841
   Depreciation and amortization.......   1,817,219    3,014,345    4,699,327    3,328,888    3,021,422
                                        -----------  -----------  -----------  -----------  -----------
Operating income (loss)................   2,434,813     (713,052)     271,817      (63,508)   2,787,140
Interest expense.......................   3,907,702    4,619,195    5,868,318    4,242,326    1,775,725
Investment and other income............     143,108      126,801      215,367      207,663       26,578
                                        -----------  -----------  -----------  -----------  -----------
       Income (loss) before income
         taxes.........................  (1,329,781)  (5,205,446)  (5,381,134)  (4,098,171)   1,037,993
                                        -----------  -----------  -----------  -----------  -----------
Income tax expense (benefit)...........    (439,000)    (801,000)      44,000       34,000           --
                                        -----------  -----------  -----------  -----------  -----------
Net income (loss)......................    (890,781)  (4,404,446)  (5,425,134)  (4,132,171)   1,037,993
Preferred stock dividends..............    (670,030)    (825,174)  (1,000,748)    (739,000)  (3,048,878)
                                        -----------  -----------  -----------  -----------  -----------
Net loss applicable to common
  stockholders......................... $(1,560,811) $(5,229,620) $(6,425,882) $(4,871,171) $(2,010,885)
                                        ===========  ===========  ===========  ===========  ===========
Basic and diluted earnings per share... $     (0.17) $     (0.54) $     (0.59) $     (0.45) $     (0.17)
                                        ===========  ===========  ===========  ===========  ===========
Weighted average common shares
  outstanding..........................   9,250,000    9,751,714   10,925,216   10,890,214   11,803,588
                                        ===========  ===========  ===========  ===========  ===========


  The accompanying notes are an integral part of these consolidated financial statements.

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
      For the Years Ended May 28, 1999, May 26, 2000 and May 25, 2001 and
                  for the Nine Months Ended February 22, 2002

                                                                                  Common stock        Treasury stock
                                                                               ------------------- -------------------
                                                                                 Shares    Amount  Shares    Amount
                                                                               ---------- -------- ------ ------------
Balance at May 29, 1998.......................................................  9,259,418 $114,521 9,418  $(26,452,432)
                                                                               ---------- -------- -----  ------------
Net loss......................................................................
Unrealized loss on investments, net of tax....................................
Reclassification adjustments for gains on investments realized in net loss, net of tax...................................................................

Total comprehensive loss......................................................
Preferred stock dividends.....................................................
                                                                               ---------- -------- -----  ------------
Balance at May 28, 1999.......................................................  9,259,418  114,521 9,418   (26,452,432)
                                                                               ---------- -------- -----  ------------
Net loss......................................................................
Unrealized loss on investments, net of tax....................................

Total comprehensive loss......................................................
Common stock issued, net of issuance costs....................................  1,447,722   14,477
Preferred stock dividends.....................................................
                                                                               ---------- -------- -----  ------------
Balance at May 26, 2000....................................................... 10,707,140  128,998 9,418   (26,452,432)
                                                                               ---------- -------- -----  ------------
Net loss......................................................................
Unrealized gain on investments, net of tax....................................
Reclassification adjustment for gains on investments realized in net loss, net of tax.......................................................................

Total comprehensive loss......................................................
Common stock issued, net of issuance costs....................................    332,502    3,325
Preferred stock dividends.....................................................
                                                                               ---------- -------- -----  ------------
Balance at May 25, 2001....................................................... 11,039,642  132,323 9,418   (26,452,432)
                                                                               ---------- -------- -----  ------------
Net income....................................................................
Unrealized gain on investments, net of tax....................................
Reclassification adjustment for gains on investments realized in net income, net of tax...................................................................

Total comprehensive income....................................................
Common stock issued, net of issuance costs....................................  1,078,105   10,781
Preferred stock dividends.....................................................
                                                                               ---------- -------- -----  ------------
Balance at February 22, 2002.................................................. 12,117,747 $143,104 9,418  $(26,452,432)
                                                                               ========== ======== =====  ============

                                                                                           Unrealized
                                                                               Additional  gain (loss)   Accumulated
                                                                                paid-in        on         earnings
                                                                                Capital    investments    (deficit)
                                                                               ----------- -----------  ------------
Balance at May 29, 1998....................................................... $ 1,998,519 $        --  $  1,098,805
                                                                               ----------- -----------  ------------
Net loss......................................................................                              (890,781)
Unrealized loss on investments, net of tax....................................                (163,668)
Reclassification adjustments for gains on investments realized in net loss,
 net of tax...................................................................                (338,101)

Total comprehensive loss......................................................
Preferred stock dividends.....................................................                              (670,030)
                                                                               ----------- -----------  ------------
Balance at May 28, 1999.......................................................   1,998,519    (501,769)     (462,006)
                                                                               ----------- -----------  ------------
Net loss......................................................................                            (4,404,446)
Unrealized loss on investments, net of tax....................................              (1,869,695)

Total comprehensive loss......................................................
Common stock issued, net of issuance costs....................................  14,165,168
Preferred stock dividends.....................................................                              (825,174)
                                                                               ----------- -----------  ------------
Balance at May 26, 2000.......................................................  16,163,687  (2,371,464)   (5,691,626)
                                                                               ----------- -----------  ------------
Net loss......................................................................                            (5,425,134)
Unrealized gain on investments, net of tax....................................               1,656,262
Reclassification adjustment for gains on investments realized in net loss, net
 of tax.......................................................................                (253,033)

Total comprehensive loss......................................................
Common stock issued, net of issuance costs....................................   3,996,674
Preferred stock dividends.....................................................                            (1,000,748)
                                                                               ----------- -----------  ------------
Balance at May 25, 2001.......................................................  20,160,361    (968,235)  (12,117,508)
                                                                               ----------- -----------  ------------
Net income....................................................................                             1,037,993
Unrealized gain on investments, net of tax....................................               1,413,107
Reclassification adjustment for gains on investments realized in net income,
 net of tax...................................................................                (351,250)

Total comprehensive income....................................................
Common stock issued, net of issuance costs....................................  17,732,339
Preferred stock dividends.....................................................                            (3,048,878)
                                                                               ----------- -----------  ------------
Balance at February 22, 2002.................................................. $37,892,700 $    93,622  $(14,128,393)
                                                                               =========== ===========  ============



                                                                                   Total
                                                                               ------------
Balance at May 29, 1998....................................................... $(23,240,587)
                                                                               ------------
Net loss......................................................................     (890,781)
Unrealized loss on investments, net of tax....................................     (163,668)
Reclassification adjustments for gains on investments realized in net loss,
 net of tax...................................................................     (338,101)
                                                                               ------------
Total comprehensive loss......................................................   (1,392,550)
Preferred stock dividends.....................................................     (670,030)
                                                                               ------------
Balance at May 28, 1999.......................................................  (25,303,167)
                                                                               ------------
Net loss......................................................................   (4,404,446)
Unrealized loss on investments, net of tax....................................   (1,869,695)
                                                                               ------------
Total comprehensive loss......................................................   (6,274,141)
Common stock issued, net of issuance costs....................................   14,179,645
Preferred stock dividends.....................................................     (825,174)
                                                                               ------------
Balance at May 26, 2000.......................................................  (18,222,837)
                                                                               ------------
Net loss......................................................................   (5,425,134)
Unrealized gain on investments, net of tax....................................    1,656,262
Reclassification adjustment for gains on investments realized in net loss, net
 of tax.......................................................................     (253,033)
                                                                               ------------
Total comprehensive loss......................................................   (4,021,905)
Common stock issued, net of issuance costs....................................    3,999,999
Preferred stock dividends.....................................................   (1,000,748)
                                                                               ------------
Balance at May 25, 2001.......................................................  (19,245,491)
                                                                               ------------
Net income....................................................................    1,037,993
Unrealized gain on investments, net of tax....................................    1,413,107
Reclassification adjustment for gains on investments realized in net income,
 net of tax...................................................................     (351,250)
                                                                               ------------
Total comprehensive income....................................................    2,099,850
Common stock issued, net of issuance costs....................................   17,743,120
Preferred stock dividends.....................................................   (3,048,878)
                                                                               ------------
Balance at February 22, 2002.................................................. $ (2,451,399)
                                                                               ============

  The accompanying notes are an integral part of these consolidated financial statements.

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
      For the Years Ended May 28, 1999, May 26, 2000 and May 25, 2001 and for the Nine Months Ended February 23, 2001 (Unaudited) and February 22, 2002

                                                                                                   Nine Months   Nine Months
                                                                                                      Ended         Ended
                                                                                                   February 23,  February 22,
                                                              1999          2000         2001          2001          2002
                                                          ------------  -----------  ------------  ------------  ------------
                                                                                                   (Unaudited)
Cash flows from operating activities:
  Net income (loss)...................................... $   (890,781) $(4,404,446) $ (5,425,134) $ (4,132,171) $  1,037,993
  Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
   Depreciation..........................................      600,397    1,443,528     1,965,753     1,375,203     1,622,050
   Amortization..........................................    1,216,822    1,570,817     2,733,574     1,953,685     1,399,372
   Noncash interest on Junior Subordinated Notes.........    1,063,603    1,301,427     1,435,328     1,086,594            --
   Realized gain on available-for-sale securities........     (338,101)          --      (253,033)           --      (351,250)
   Amortization of unearned compensation.................      114,408      114,408       114,409        85,806        85,806
   Gain on sale of fixed assets..........................     (144,417)     (17,295)           --            --            --
   Deferred income taxes.................................      (59,000)    (140,000)           --            --            --
   Changes in operating assets and liabilities, net of
    businesses acquired:
      Accounts receivable................................      128,577      (14,999)      412,345      (260,756)     (899,045)
      Interest receivable................................     (221,407)    (293,278)      122,552      (642,276)     (979,099)
      Supplies inventory.................................      (58,270)     114,611      (341,839)     (212,661)      182,700
      Prepaid expenses and other current assets..........      (17,579)    (248,720)      197,462        39,457      (455,262)
      Accrued expenses...................................     (595,111)      70,517      (550,124)      196,508       764,792
      Accounts payable...................................     (241,868)     619,943       343,005       (76,139)      367,619
      Interest payable...................................      642,319      532,969       291,579      (385,062)   (1,609,758)
                                                          ------------  -----------  ------------  ------------  ------------
         Net cash provided by (used in) operating
          activities.....................................    1,199,592      649,482     1,045,877      (971,812)    1,165,918
                                                          ------------  -----------  ------------  ------------  ------------
Cash flows from investing activities:
  Acquisition of payroll processing assets and associate
   operations............................................     (855,700)  (4,467,660)  (18,291,127)  (18,169,989)  (20,028,229)
  Purchase of property and equipment.....................   (1,462,373)  (5,093,593)   (2,549,654)   (2,001,653)   (3,237,292)
  Proceeds from sale of property and equipment...........           --      217,295            --            --            --
  Purchases of available-for-sale securities.............  (29,650,713)  (8,073,956)  (54,885,057)   (7,112,342)  (80,002,750)
  Sales and maturities of available-for-sale securities..   21,204,030    1,000,000    22,290,539     2,028,280    58,142,117
  Net change in direct payroll funds invested in money
   market funds, cash equivalents and other..............  (24,414,000)   3,170,641    24,792,151   (26,016,498)  (17,178,219)
  Net change in client payroll obligations...............   33,198,784    3,902,810     7,455,402    30,500,562    38,876,510
  Increase in goodwill and other intangible assets.......     (116,401)     (95,434)     (194,633)     (138,289)      (11,278)
  Decrease in other assets...............................      152,215       82,440       135,889       158,114        83,387
                                                          ------------  -----------  ------------  ------------  ------------
         Net cash used in investing activities...........   (1,944,158)  (9,357,457)  (21,246,490)  (20,751,815)  (23,355,754)
                                                          ------------  -----------  ------------  ------------  ------------
Cash flows from financing activities:
  Repayments of long-term debt...........................   (1,036,550)  (6,255,959)   (3,015,712)   (2,265,712)   (3,222,812)
  Net borrowing under revolving credit facility..........           --           --            --            --     4,000,000
  Financing cost.........................................           --           --            --            --      (163,200)
  Issuance of common stock, net of issuance costs........           --   12,707,087            --            --    17,743,120
  Issuance of preferred stock............................           --      894,737            --            --     2,400,000
  Issuance of junior subordinated debt...................           --    2,522,182            --            --            --
  Issuance of senior secured debt........................      850,000    7,700,352    18,391,308    18,391,308            --
                                                          ------------  -----------  ------------  ------------  ------------
         Net cash provided by (used in) financing
          activities.....................................     (186,550)  17,568,399    15,375,596    16,125,596    20,757,108
                                                          ------------  -----------  ------------  ------------  ------------
         Net (decrease) increase in cash and cash
          equivalents....................................     (931,116)   8,860,424    (4,825,017)   (5,598,031)   (1,432,728)
Cash and cash equivalents, beginning of period...........    1,200,856      269,740     9,130,164     9,130,164     4,305,147
                                                          ------------  -----------  ------------  ------------  ------------
Cash and cash equivalents, end of period................. $    269,740  $ 9,130,164  $  4,305,147  $  3,532,133  $  2,872,419
                                                          ============  ===========  ============  ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Nature of Operation

   Advantage Payroll Services, Inc. and Subsidiaries ("Advantage" or the "Company"), provides payroll processing, payroll tax filing and related services to businesses in all 50 states through our network of 41 offices. These services include the preparation of payroll checks, internal accounting records, federal, state and local payroll tax returns, and collection and remittance of payroll and payroll tax obligations for small to mid-sized businesses. These services are marketed primarily through the Company's direct sales force. Additionally, the Company generates sales through a private label program with a related party and through its network of associate offices. The Company's operations constitute one reportable segment.

   The Company utilizes a 52/53-week year ending on the last Friday in May. The years ended 2001, 2000 and 1999 each contain 52 weeks. The nine-month periods ending February 22, 2002 and February 23, 2001 each contain 39 weeks.

2.  Summary of Significant Accounting Policies:

  Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Prior to September 28, 2001, the Company's corporate name was Advantage Business Services Holdings, Inc.

  Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and money market funds with original maturities of three months or less when purchased. Amounts recorded in the consolidated balance sheet approximate fair value.

  Concentrations

   Substantially all of the Company's deposited cash is maintained at a large credit-worthy financial institution. These deposits may exceed the amount of any insurance provided.

  Supplies Inventory

   Supplies inventory is carried at the lower of cost, first-in, first-out
(FIFO) method or market.

  Accounts Receivable

   Accounts receivable consists of amounts billed to clients for services rendered, less an allowance for doubtful accounts of $91,000, $146,000 and $94,000 at May 26, 2000, May 25, 2001 and February 22, 2002, respectively.

  Client Payroll Funds Invested

   Client payroll funds invested are primarily invested in money market funds and high grade fixed income instruments. All of the Company's marketable securities are classified as "available-for-sale" and are reported on the consolidated balance sheet at fair value. Unrealized gains and losses, net of applicable income taxes, are included in total comprehensive income in the consolidated statements of stockholders' deficit. Realized gains and losses are recorded as interest on client payroll funds invested in the consolidated statements of operations.

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

  Property and Equipment

   Property and equipment is stated at cost. Major renewals and betterments are capitalized, while replacements, maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Depreciation for data processing equipment and software and furniture, fixtures and equipment is computed by the straight-line method, and for certain assets, the double-declining balance method. Depreciation of building and improvements is computed by the straight-line method.

  Impairment of Long-Lived Assets

   The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has identified no such impairment losses in the periods presented.

  Software Development and Enhancements

   The Company incurs certain costs to maintain its computer operations. All such costs are expensed as incurred. Expenditures for major software purchases and software developed for internal use are capitalized and amortized by the straight-line method over the estimated useful lives of the related assets, generally three to five years. At May 26, 2000, May 25, 2001 and February 22, 2002, unamortized capitalized software cost was approximately $665,000, $1,366,000 and $2,660,000, respectively. Amortization expense related to capitalized software was approximately $56,000, $376,000, $623,000, $584,000 (unaudited) and $467,000 for the years ending May 28, 1999, May 26, 2000 and May 25, 2001 and the nine months ended February 23, 2001 and February 22, 2002.

  Goodwill and Other Intangible Assets

   On May 26, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets." SFAS 142 requires that goodwill not be amortized but be tested for impairment by comparing the fair value of the reporting unit to its carrying amount, including goodwill. The Company performed an initial impairment test of its goodwill and determined that no impairment of recorded goodwill existed. Under SFAS 142 goodwill is required to be tested for impairment at least annually and more frequently if an event occurs which indicates that goodwill may be impaired. We perform impairment tests related to goodwill and other intangible assets on a periodic basis. Because our business is largely homogenous and we integrate our new acquisitions fully into our existing systems, we evaluate our business as a single reporting unit for purposes of goodwill impairment testing. No amortization expense related to the Company's goodwill was recorded in the nine-month period ended February 22, 2002 compared to amortization expense of $546,995, $722,196, $1,625,509 and $1,057,305 (unaudited) for the years ended May 28, 1999, May 26, 2000, May 25, 2001 and the nine months ended February 23, 2001, respectively. Excluding goodwill amortization from prior periods, net loss applicable to common stockholders and basic and diluted earnings per share would have been as follows:

                                                                                  Nine months
                                                        Years ended                  ended
                                           -------------------------------------  February 23,
                                           May 28, 1999 May 26, 2000 May 25, 2001     2001
                                           ------------ ------------ ------------ ------------
                                                                                  (Unaudited)
Net loss applicable to common stockholders $(1,013,816) $(4,507,424) $(4,800,373) $(3,813,866)
Basic and diluted earnings per share...... $     (0.11) $     (0.46) $     (0.44) $     (0.35)

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

   Goodwill and other intangible assets are comprised of the cost of business acquisitions in excess of the fair value assigned to the net tangible assets acquired, customer lists and deferred financing costs. The determination of fair value of acquired assets were estimated by management with the assistance of third party valuation experts when appropriate. For all business combinations subsequent to June 30, 2001 the Company applied the provisions of SFAS No. 141 "Business Combination." SFAS 141 requires the use of the purchase method of accounting for all business combinations. Goodwill will initially be recognized as an asset and measured as the excess of the cost of the acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. Intangible assets other than goodwill will be recognized as an asset apart from goodwill if that asset arises from contractual or other legal rights. Prior to the adoption of SFAS No. 142 goodwill was amortized on a straight-line basis over 10 to 20 years. Customer lists are amortized on a straight-line basis over 10 years, the estimated economic useful life of the acquired customers, and deferred financing costs are amortized on a straight-line basis over the life of the related financing.

  Revenue Recognition

   Revenue is recognized as payroll and related services are rendered. In connection with its integrated payroll processing and payroll tax filing services, the Company collects funds from clients for payment of payroll taxes and other withholdings, holds such funds until payment is due, handles all regulatory correspondence and amendments, absorbs regulatory charges for certain penalties and interest, remits the funds to the appropriate taxing authority and files federal, state and local tax returns. In addition to fees charged to clients for these services, the Company receives interest during the interval between the receipt and disbursement of funds by investing the collected but unremitted funds. Investment income on payroll funds invested is recorded as earned as revenue in the consolidated statements of operations, as the collection, holding and remittance of these funds is a significant component of the Company's service to its clients. These collected but unremitted funds and the related liability to clients for such funds are included in the accompanying consolidated balance sheets as current assets and current liabilities.

  Income Taxes

   The Company accounts for deferred taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using their enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

  Stock-based Compensation Cost

   In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No. 25 "Accounting for Stock Issued to Employees," and, accordingly, does not recognize compensation expense for its plans to the extent employee options are issued at exercise prices equal to or greater than the fair market value at the date of grant. The Company discloses the summary of pro forma effects to reported net income and earnings per share as if the Company elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123.

  Commissions to Associates

   The Company provides all centralized back-office payroll processing and tax filing services for associate offices including the billing and collection of processing fees and the collection and remittance of payroll and payroll tax funds pursuant to the Company's contracts with its customers. Losses incurred in connection with the

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES collection of these amounts are the responsibility of the Company. Commissions earned by associates are based on the volume of payrolls processed. Revenue generated from customers as a result of these relationships and commissions paid to associates are included in the consolidated statements of operations as payroll service revenue and selling, general and administrative expense, respectively. Associate payroll service revenue and related commissions were as follows:

                                     Years ended                   Nine months ended
                        -------------------------------------- -------------------------
                                                               February 23, February 22,
                        May 28, 1999 May 26, 2000 May 25, 2001     2001         2002
                        ------------ ------------ ------------ ------------ ------------
                                                               (Unaudited)
Payroll service revenue $14,292,854  $16,486,611  $15,029,723  $11,545,795  $11,968,089
Commissions............ $ 8,654,603  $ 9,525,679  $ 9,267,577  $ 7,097,805  $ 7,420,107

  Conversion Expenses

   Conversion expenses are costs associated with converting customers acquired from other payroll processing systems onto the Company's processing system. Conversion expenses primarily include salaries and benefits of Company employees directly performing conversion procedures, salaries, benefits and stay bonuses paid to employees of acquired companies performing duplicative functions, such as automated clearing house (ACH) processing, tax processing and information technology support, who will not be retained after conversion is completed, payment of salaries and benefits of our employees directly performing conversion procedures, travel costs and lease expenses of duplicate facilities. The Company will only continue to incur conversion expenses until acquired clients have been converted and in future periods to the extent that the Company completes additional acquisitions.

   Conversion expenses were as follows:

                                                    Years ended                   Nine months ended
                                       -------------------------------------- -------------------------
                                                                              February 23, February 22,
                                       May 28, 1999 May 26, 2000 May 25, 2001     2001         2002
                                       ------------ ------------ ------------ ------------ ------------
                                                                              (Unaudited)
Salaries and benefit of Company
  employees and contractors...........  $  580,466   $  249,404   $  861,744   $  662,228   $  782,779
Salaries, benefits and stay bonuses of
  acquired company employees
  performing duplicative functions....          --      230,167      646,656      414,775    1,990,307
Travel................................     292,424      195,623      333,408      198,535      233,710
Duplicate facilities and other........     552,942      380,854      127,769       89,951      408,839
                                        ----------   ----------   ----------   ----------   ----------
                                        $1,425,832   $1,056,048   $1,969,577   $1,365,489   $3,415,635
                                        ==========   ==========   ==========   ==========   ==========

  Use of Estimates

   The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

  Advertising Expenses

   The cost of advertising is expensed as incurred.

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

  Interim Financial Information

   The consolidated interim statement of operations and cash flows for the nine-month period ended February 23, 2001, together with the financial data and other information for this period disclosed in these notes to the financial statements, are unaudited. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the interim results. Since our business is seasonal, and we normally realize the largest portion of revenues in our third quarter, the results of operations for the interim period is not necessarily indicative of the results to be expected for any future periods.

  Recently Issued Accounting Pronouncements

   In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS No. 144. It supercedes SFAS No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to the Disposed of" and APB Opinion No. 30 "Reporting the Effects of Disposal of a Segment of a Business." It establishes a single accounting model based upon the framework of SFAS No. 121. It removes goodwill and intangible assets from its scope. It describes a probability-weighted cash flow estimation approach to deal with certain situations. It also establishes a "primary asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. The Company has not fully assessed the impact of the adoption of SFAS 144 upon its financial positions or results of operations.

3.  Client Payroll Funds Invested

   Client payroll funds invested were as follows:

                                                                         February 22,
                                               May 26, 2000 May 25, 2001     2002
                                               ------------ ------------ ------------
Money market funds, cash equivalents and other $51,968,493  $ 38,293,406 $ 73,491,673
                                               -----------  ------------ ------------
Available-for-sale securities:
   Corporate bonds............................   8,174,503     1,471,001    1,022,280
   U.S. government agency securities..........  25,278,280    68,577,297   92,813,799
   Mutual funds...............................     984,024       942,066      911,097
   Other securities...........................   1,627,188     1,220,991      737,919
                                               -----------  ------------ ------------
Total available-for-sale......................  36,063,995    72,211,355   95,485,095
                                               -----------  ------------ ------------
Total client payroll funds invested........... $88,032,488  $110,504,761 $168,976,768
                                               ===========  ============ ============

   Unrealized gains and losses on the above available-for-sale investments were:

                                                        February 22,
                              May 26, 2000 May 25, 2001     2002
                              ------------ ------------ ------------
            Unrealized losses  $2,371,464   $1,097,204    $353,432
            Unrealized gains.          --      128,969     447,054

   Realized gains related to available-for-sale securities included in revenue in the consolidated statements of operations were approximately $338,101, $0, $253,033, $0 (unaudited) and $351,250 for the years ending May 28, 1999, May 26, 2000, May 25, 2001 and the nine months ending February 23, 2001 and February 22, 2002, respectively. There were no realized losses on available-for-sale investments for any of the periods presented. Cost used in determining realized gains and losses is based on specific identification.

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

   The fair value of available-for-sale securities at May 25, 2001 and February 22, 2002, by contractual maturity, is shown below:

                                                            February 22,
                                               May 25, 2001     2002
                                               ------------ ------------
        Due in one year or less............... $ 1,165,687  $    99,000
        Due after one year through five years.   6,332,839      587,200
        Due after five years through ten years  63,462,539   93,749,242
        Due after ten years...................   1,250,290    1,049,653
                                               -----------  -----------
                                               $72,211,355  $95,485,095
                                               ===========  ===========

   The Company is exposed to credit risk from the possible inability of borrowers to meet the terms of their obligations. In addition, the Company is exposed to interest rate risk as rate volatility will cause fluctuation in the market value of investments held. The Company attempts to limit this risk primarily by investing in A-rated or higher securities and in short- to medium-term investments.

4.  Recapitalization

   On February 10, 1998, the Company entered into a Purchase and Recapitalization Agreement (the "Recapitalization") between the Company, its subsidiaries, and its stockholders in order to reconstitute the Company's capital structure. In connection with the Recapitalization, the Company (a) purchased 7,937 shares of old common stock, (b) exchanged 1,481 shares of old common stock for newly issued Common Stock, Preferred Stock and Junior Subordinated Debt, (c) sold newly issued Common Stock, Preferred Stock and Junior Subordinated Debt and (d) acquired the remaining outstanding capital stock of the subsidiaries not previously wholly-owned by the Company. The Recapitalization and related transactions have been recorded at historical cost.

5.  Acquisitions

   During the fiscal years ending May 26, 2000 and May 25, 2001 and the nine-month period ending February 22, 2002, the Company acquired the assets of several payroll processing businesses. The acquisitions have been accounted for using the purchase method of accounting. The purchase price has been allocated to each acquisition as follows (all amounts in thousands except shares):

                                                                                       Client Payroll
                  Acquisition  Shares    Cash    Working   Fixed  Customer          --------------------
                     date     issued(1) paid(2) capital(3) assets  lists   Goodwill  Assets  Obligations
                  ----------- --------- ------- ---------- ------ -------- -------- -------- -----------
2000 Acquisitions   Various    327,950  $ 4,702  $(1,134)  $  200 $ 1,575  $ 5,653  $     --  $     --
2001 Acquisitions   Various    332,502   18,415   (1,057)   1,127   5,171   17,989    13,014    13,826
2002 Acquisitions   Various         --   20,126      112    1,483   5,651   12,880    18,020    18,020

--------
(1)Fair value of shares issued was $12.03 per share for 2001 acquisitions and $4.50 per share for 2000 acquisitions.
(2)Including transaction fees.
(3)Excluding client payroll assets and obligations, including deferred tax liabilities of $614 for 2000 acquisitions.

   Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over 10 to 20 years. Customer lists are amortized over 10 years, the estimated average retention life. The Company uses the discounted cash flow method to estimate the value of its customer list. As of February 22, 2002, the allocation of purchase price for the above allocations is final.

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

   The acquisitions have been reflected in the Company's results since the date of acquisition. Pro forma information has not been provided because the acquisitions, both individually and in the aggregate, are not significant.

6.  Basic and Diluted Earnings Per Share

   Basic earnings per share is calculated by dividing net loss applicable to common stockholders by the weighted average shares outstanding. Diluted earnings per share is calculated similar to basic earnings per share, except that the average shares outstanding are increased for the dilutive effect of additional shares issuable upon the exercise of stock options and warrants. In fiscal 1999, 2000 and 2001 and for the nine month periods ended February 23, 2001 and February 22, 2002, the Company incurred a net loss applicable to common stockholders, as a result, the impact of stock options and warrants on the earnings per share calculation was not dilutive.

   Basic and diluted earnings per share computation are as follows:

                                               Years ended                   Nine months ended
                                  -------------------------------------  ------------------------
                                                                         February 23, February 22,
                                  May 28, 1999 May 26, 2000 May 25, 2001     2001         2002
                                  ------------ ------------ ------------ ------------ ------------
                                                                         (Unaudited)
Basic earnings per share:
   Net income (loss)............. $  (890,781) $(4,404,446) $(5,425,134) $(4,132,171) $ 1,037,993
   Preferred stock dividends.....    (670,030)    (825,174)  (1,000,748)    (739,000)  (3,048,878)
                                  -----------  -----------  -----------  -----------  -----------
   Net loss applicable to common
     stockholders................ $(1,560,811) $(5,229,620) $(6,425,882) $(4,871,171) $(2,010,885)
   Weighted average common
     shares outstanding..........   9,250,000    9,751,714   10,925,216   10,890,214   11,803,588
                                  -----------  -----------  -----------  -----------  -----------
Basic earnings per share......... $     (0.17) $     (0.54) $     (0.59) $     (0.45) $     (0.17)
                                  ===========  ===========  ===========  ===========  ===========
Diluted earnings per share....... $     (0.17) $     (0.54) $     (0.59) $     (0.45) $     (0.17)
                                  ===========  ===========  ===========  ===========  ===========

   The following table summarizes the common stock equivalents not included in the diluted earnings per share calculation because to do so would be antidilutive for the periods:

                                                   Years ended                   Nine months ended
                                      -------------------------------------- -------------------------
                                                                             February 23, February 22,
                                      May 28, 1999 May 26, 2000 May 25, 2001     2001         2002
                                      ------------ ------------ ------------ ------------ ------------
                                                                             (Unaudited)
Effect of common equivalent shares:
   Stock options to purchase common
     stock...........................   701,000       678,100      783,600      800,117      905,550
   Warrants to purchase common stock.        --     1,069,772    1,069,772    1,069,772    1,069,772
                                        -------     ---------    ---------    ---------    ---------
   Total antidilutive common stock
     equivalents.....................   701,000     1,747,872    1,853,372    1,869,889    1,975,322
                                        =======     =========    =========    =========    =========

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

7.  Property and Equipment

   Property and equipment consist of the following:

                                                Estimated
                                               useful life                           February 22,
                                                in years   May 26, 2000 May 25, 2001     2002
                                               ----------- ------------ ------------ ------------
Land..........................................       --    $   150,000  $   150,000  $   150,000
Buildings and improvements....................    20-40      3,755,693    3,755,693    4,073,471
Data processing equipment and software........      3-7      4,600,200    7,555,113   10,932,829
Furniture, fixtures and equipment.............      3-7      2,018,531    2,740,111    3,730,907
                                                           -----------  -----------  -----------
                                                            10,524,424   14,200,917   18,887,207
Less accumulated depreciation and amortization               3,637,373    5,603,126    7,191,264
                                                           -----------  -----------  -----------
   Net property and equipment.................             $ 6,887,051  $ 8,597,791  $11,695,943
                                                           ===========  ===========  ===========

   Building and improvements include $178,674 of leasehold improvements at February 22, 2002.

   Depreciation expense was $600,397, $1,443,528, $1,965,753, $1,375,203
(unaudited) and $1,622,050 for the years ended May 28, 1999, May 26, 2000, May 25, 2001 and the nine months ended February 23, 2001 and February 22, 2002, respectively.

8.  Goodwill and Other Intangibles

   Goodwill and other intangibles consist of the following:

                                                      Accumulated
                                             Gross    amortization     Net
                                          ----------- ------------ -----------
 May 26, 2000
 Goodwill................................ $16,018,562 $(1,382,203) $14,636,359
                                          =========== ===========  ===========
 Customer list........................... $ 5,551,738 $  (968,575) $ 4,583,163
 Deferred financing and acquisition costs   1,325,236    (567,565)     757,671
                                          ----------- -----------  -----------
    Total other intangibles.............. $ 6,876,974 $(1,536,140) $ 5,340,834
                                          =========== ===========  ===========
 May 25, 2001
 Goodwill................................ $34,006,329 $(3,103,533) $30,902,796
                                          =========== ===========  ===========
 Customer list........................... $10,722,938 $(1,737,083) $ 8,985,855
 Deferred financing and acquisition costs   1,519,869    (811,301)     708,568
                                          ----------- -----------  -----------
    Total other intangibles.............. $12,242,807 $(2,548,384) $ 9,694,423
                                          =========== ===========  ===========
 February 22, 2002
 Goodwill................................ $46,900,967 $(3,074,153) $43,826,814
                                          =========== ===========  ===========
 Customer list........................... $16,627,804 $(2,919,177) $13,708,627
 Deferred financing and acquisition costs   1,546,677  (1,032,886)     513,791
                                          ----------- -----------  -----------
    Total other intangibles.............. $18,174,481 $(3,952,063) $14,222,418
                                          =========== ===========  ===========

   At May 26, 2000, May 25, 2001 and February 22, 2002, deferred financing and acquisition costs include $37,998, $137,994 and $0, respectively, of acquisition costs that are not amortized. Upon completion of a transaction, acquisition costs are included in the allocation of purchase price.

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

   As of February 22, 2002, the amounts of gross goodwill, customer list and deferred financing and acquisition deductible for tax purposes are $33,083,198, $11,153,066 and $1,545,074, respectively.

   Amortization expense was $1,216,822, $1,570,817, $2,733,574, $1,953,685
(unaudited) and $1,399,372 for the years ending May 28, 1999, May 26, 2000, May 25, 2001 and for the nine months ending February 23, 2001 and February 22, 2002, respectively.

   As of May 25, 2001, the estimated aggregate intangible amortization expense for the next five fiscal years is as follows:

                                2002 $1,833,510
                                2003  1,833,510
                                2004  1,833,510
                                2005  1,750,826
                                2006  1,662,780


9.  Debt

   Long-term and Junior Subordinated Debt consists of the following:

                                                                     February 22,
                                           May 26, 2000 May 25, 2001     2002
                                           ------------ ------------ ------------
Senior Acquisition Line of Credit......... $11,550,352  $29,941,660  $28,618,848
Senior Term Loan..........................  11,778,099    8,778,099    6,878,099
Revolving Credit Facility.................          --           --    4,000,000
12% Payment-in-Kind Junior
 Subordinated Debt........................  20,321,323   21,756,652           --
Unearned compensation related to 12%
 Payment-in-Kind Junior
 Subordinated Debt........................    (744,230)    (647,157)          --
Other.....................................      15,712           --           --
                                           -----------  -----------  -----------
                                            42,921,256   59,829,254   39,496,947
Current portion of long-term debt.........   3,015,711    4,322,812    9,750,000
                                           -----------  -----------  -----------
   Long-term and Junior Subordinated Debt. $39,905,545  $55,506,442  $29,746,947
                                           ===========  ===========  ===========

Senior Credit Facility

   On September 6, 2001, the Company modified its senior credit facility to extend the principal repayment schedule for both the term loan and the acquisition line of credit and provided for a $5,000,000 revolving credit facility which is available through February 10, 2003.

   During 1998, the Company entered into a $50,000,000 Credit Agreement with a syndicate of financial institutions, comprised of a $15,000,000 Term Loan and a $35,000,000 Acquisition Line of Credit (collectively, the "Senior Credit Facility"). In fiscal year 2000, the Company made an unscheduled $3,000,000 payment in connection with stock sale, which reduced the Acquisition Line of Credit to $32,000,000. Under the terms of the Credit Agreement, the Company must comply with certain restrictive financial covenants including interest coverage and leverage ratio tests. In addition, the Company is restricted from taking certain corporate actions and

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES making certain payments. The Senior Credit Facility is collateralized by substantially all of the assets and capital stock of the Company and its subsidiaries. In connection with obtaining the Senior Credit Facility, the Company incurred $1,183,321 in fees which have been capitalized as deferred debt issuance costs and are amortized over the term of the debt.

   The Senior Credit Facility provides that a change in control, as defined in the Credit Agreement, constitutes an event of default, which could require the immediate repayment of the Senior Credit Facility.

   The Company may elect to voluntarily repay either the Term Loan or the Acquisition Line of Credit at any time. Certain events, such as asset sales, the generation of Excess Cash Flow (as defined in the Credit Agreement) and the issuance of securities, including an initial public offering, trigger mandatory partial or total prepayment of the Senior Credit Facility.

Term Loan

   Under the Term Loan, principal payments are due quarterly (other than with respect to the last installment, which is due on February 10, 2003), at increasing amounts (ranging from $200,000 to $1,828,000) plus interest through February 10, 2003. Advances bear interest at the Company's option at a rate equal to either (i) 2.50% per annum plus the LIBOR Rate or (ii) 1.25% per annum plus the Base Rate (a rate equal to the higher of (a) the Prime Rate and (b) the Federal Funds Rate plus 1/2 of 1%). Under terms of the credit agreement, the Company must comply with certain restrictive covenants including interest coverage and leverage ratio tests. At May 25, 2001 and February 22, 2002 the interest rate on the Term Loan was 7.7% and 4.7%, respectively.

Acquisition Line of Credit

   Under the Acquisition Line of Credit, funds were allowed to be utilized for acquisitions permitted by the Lenders. Payments are due quarterly beginning on June 1, 2001 (other than with respect to the last installment, which is due on February 10, 2005), at increasing amounts (ranging from $100,000 to $4,623,000), plus interest through February 10, 2005. Advances under the Acquisition Line of Credit bear interest at the Company's option at a rate equal to either (i) 3.00% per annum plus the LIBOR Rate or (ii) 1.75% per annum plus the Base Rate (a rate equal to the higher of (a) the Prime Rate and (b) the Federal Funds Rate plus 1/2 of 1%). The Company also paid annual commitment fees equal to 0.5%, paid monthly, of the outstanding unutilized acquisition line of credit. At May 25, 2001 and February 22, 2002, the interest rate on the Acquisition Line of Credit was 7.1% and 4.9%, respectively.

Revolving Credit Facility

   Under the terms of the $5,000,000 revolving credit facility the Company must comply with certain financial covenants prior to being able to draw funds. Interest on amounts borrowed is payable monthly at either LIBOR plus 3.25% or base rate plus 2.0%. An annual commitment fee equal to 1/2 of 1% of available funds is payable monthly. The weighted average interest rate on the revolving credit facility was 5.1% for the nine months ended February 22, 2002. At February 22, 2002 the interest rate on the Revolving Credit Facility was 6.8%.

12% Payment-in-Kind Junior Subordinated Notes

   The Junior Subordinated Notes (the "Notes") bear interest at 12% per annum, which interest accrues quarterly through the maturity date on February 10, 2008. Interest which is accrued is payable in cash to Note holders ninety days subsequent to year-end, at a rate of 44% of accrued interest for the fiscal year, unless

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES otherwise limited by the Senior Credit Facility. The Company may redeem the Notes anytime prior to the maturity date at face value plus any accrued interest payable thereon. The Notes contain covenants similar to the Senior Credit Facility.

   Effective at the beginning of fiscal 2002, holders of the Notes exchanged all outstanding Notes, including accrued but unpaid interest thereon, for 21,756,652 shares of preferred stock. The exchange was recorded at fair value with no resulting gain or loss.

   In connection with the recapitalization of the Company in 1998, shares of the Company's existing Common Stock held in trust for the benefit of an officer of the Company were exchanged for $970,735 of Notes. The face value of these Notes was recorded as unearned compensation, and is presented on the Company's balance sheet as a reduction to the carrying value of the Notes. The unearned compensation is being amortized on a straight-line basis over 10 years. Upon exchange of the Notes for preferred stock, the remaining unamortized unearned compensation was reclassified as a reduction of preferred stock.

Future Payments

   As of May 25, 2001, the scheduled future maturities of long-term debt through fiscal 2005 are as follows:

                                2002 $ 4,322,812
                                2003   6,928,099
                                2004   8,980,000
                                2005  18,488,848
                                     -----------
                                     $38,719,759
                                     ===========

10.  Capital Stock

Preferred Stock

   Preferred stock activity (excluding unearned compensation) was as follows:

                                                        Preferred stock
                                                     ----------------------
                                                       Shares     Amount
                                                     ---------- -----------
    Balance at May 29, 1998.........................  5,417,096 $ 5,583,584
    Dividends.......................................                670,030
                                                     ---------- -----------
    Balance at May 28, 1999.........................  5,417,096 $ 6,253,614
                                                     ========== ===========
    Shares issued...................................    894,737     894,737
    Dividends.......................................                825,174
                                                     ---------- -----------
    Balance at May 26, 2000.........................  6,311,833 $ 7,973,525
                                                     ========== ===========
    Dividends.......................................              1,000,748
                                                     ---------- -----------
    Balance at May 25, 2001.........................  6,311,833 $ 8,974,273
                                                     ========== ===========
    Shares issued in exchange for subordinated notes 21,756,652  21,756,652
    Shares issued...................................  2,400,000   2,400,000
    Dividends.......................................         --   3,048,878
                                                     ---------- -----------
    Balance at February 22, 2002.................... 30,468,485 $36,179,803
                                                     ========== ===========

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

   Holders of the Company's preferred stock are entitled to receive cumulative dividends payable at the rate of 12% per annum on the sum of the Liquidation Value of such preferred stock. Liquidation value of the preferred stock is $1.00 per share. In the event of liquidation of the Company, holders of the preferred stock are entitled to receive an amount per share equal to the Liquidation Value prior and in preference to any distribution of Company assets to holders of common stock, plus all declared and unpaid dividends. The preferred stock has no voting rights, and is not convertible into common stock. The preferred stock may be redeemed at liquidation value at the option of the majority of the preferred stockholders after February 2018.

   In connection with the Recapitalization, shares of the Company's existing common stock held in trust for the benefit of an officer of the Company were exchanged for $346,691 of preferred stock. The face value of this Preferred Stock was recorded as unearned compensation, and is presented on the Company's balance sheet as a reduction of the carrying value of the Preferred Stock. The unearned compensation is being amortized on a straight-line basis over 15 years. Unamortized unearned compensation was $323,578, $306,244, $288,909 and $850,260 as of May 28, 1999, May 26, 2000, May 25, 2001 and February 22, 2002,
respectively. The unamortized unearned compensation related to the 12% payment-in-kind junior subordinated notes was reclassified as a reduction of preferred stock upon completion of the exchange as discussed in Note 9.

Stock Option Plan

   In February 1998, the Company adopted the 1998 Key Employees Stock Option Plan, which authorizes the granting of stock options by a committee of the Board of Directors for up to a maximum of 750,000 shares of Common Stock. Effective January 1, 2000 the Company adopted the 2000 Management and Sales Employees Stock Option Plan, which authorizes the granting of options up to a maximum of 100,000 shares of common stock. Effective January 1, 2001 the Company adopted the 2001 Management and Sales Employees Stock Option Plan which authorized the granting of options up to a maximum 200,000 shares of common stock. Options granted under the Plans vest ratably over a period of three to five years from the date of grant and are exercisable over a period of not more than ten years from the date of grant. In addition, shares issued in conjunction with the exercise of stock options under the Plans are generally subject to restrictions on the sale or transfer of such shares.

   Stock option activity was as follows:

                                                      Weighted
                                                      average
                                                      exercise
                                             Options   price
                                            --------  --------
                  Balance May 29, 1998       600,000   $ 0.15
                   Granted.................  218,000     0.44
                   Forfeited............... (117,000)    0.15
                                            --------
                  Balance May 28, 1999       701,000     0.24
                   Granted.................   54,600     3.05
                   Forfeited...............  (27,500)    0.17
                   Exercised...............  (50,000)    0.15
                                            --------
                  Balance May 26, 2000       678,100     0.48
                   Granted.................  129,400    12.08
                   Forfeited...............  (23,900)    1.20
                                            --------
                  Balance May 25, 2001       783,600     2.37
                   Granted.................  160,450    16.50
                   Forfeited...............  (30,167)   12.07
                   Exercised...............   (8,333)   12.03
                                            --------
                  Balance February 22, 2002  905,550     4.59
                                            ========

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

   Options outstanding at May 25, 2001 were as follows:

                                  Weighted average                Options exercisable
                           ------------------------------- ----------------------------------
   Range of      Options                     Remaining     Shares subject to Weighted average
exercise price outstanding Exercise price contractual life      options       exercise price
-------------- ----------- -------------- ---------------- ----------------- ----------------
$0.15--$1.00     647,000       $ 0.30           7.0             344,000           $ 0.24
$9.00--$16.50    136,600       $11.98           9.3               2,160           $10.77

   The estimated average fair value of options granted during 2001, 2000 and 1999 were $3.13, $0.82 and $0.12 on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                             1999    2000    2001
                                            ------- ------- -------
            Expected stock price volatility      0%      0%      0%
            Risk-free interest rate........    6.5%    6.5%    6.0%
            Expected life of options....... 5 years 5 years 5 years
            Expected annual dividend.......    none    none    none

   If the fair value method prescribed by FAS No. 123 had been used, pro forma net loss and net loss per common share would have been as follows:

                                                                    1999         2000         2001
                                                                -----------  -----------  -----------
Net loss applicable to common stockholders--pro forma.......... $(1,566,543) $(5,242,453) $(6,502,027)
Net loss applicable to common stockholders per share (basic and
  diluted)..................................................... $     (0.17) $     (0.54) $     (0.60)

Common Stock and Common Stock Warrant


   In March 2000, we sold NEBS 1,069,772 shares of our common stock at $12.03 per share and issued a performance-based warrant for an additional 1,069,772 shares at an exercise price of $12.67 per share. The terms of the warrant provided that it would become exercisable upon the attainment of certain defined active client levels. As a result of this transaction, NEBS became one of our principal stockholders. No charge was taken at that time, as no portion of the warrant had vested.

   In August 2001, we canceled the existing warrant and sold NEBS an additional 1,069,772 shares of our common stock and issued a new warrant, all for an aggregate purchase price of $17.7 million in cash. The new warrant, with an exercise price of $12.67 per share, consisted of two portions. The first portion, covering 748,840 shares, becomes exercisable upon attainment of performance milestones. We refer to this portion as the performance-based portion. The performance-based portion becomes exercisable in increments of 106,977 shares at the time NEBS has 2,500 active clients and upon the attainment of each additional 2,500 active clients. The purpose of the performance-based portion was to incentivize NEBS to perform under the alliance agreement. Because none of the performance criteria were achieved, no expense was recognized for the years ended May 26, 2000 and the nine months ended February 22, 2002.

   The second portion of the warrant, covering 320,932 shares, was immediately exercisable at $12.67 per share for a period of one year ending August 2002 without regard to any performance criteria. We refer to this portion as the vested portion. The purpose of the vested portion of the warrant was to induce NEBS to purchase the stock for an aggregate of $17.7 million, or $16.50 per share, which in the absence of the warrant was above the fair market value of the stock. We estimate that the fair market value of the securities sold in that transaction was $16.4 million for the stock, or $15.31 per share, and $1.3 million for the warrant. Since the sale of the stock and the issuance of the new warrant consisted of a single financing transaction, with NEBS paying fair value for the stock and warrant combined, the $17.7 million received for the stock and vested portion of the warrant was accounted for as an equity transaction.

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

   According to the terms of the warrant, upon the consummation of the initial public offering, the warrant will terminate and a formula will be used to determine the number of shares exercisable under the performance-based portion of the warrant. The number of active clients used to determine the number of shares of common stock purchasable is based on the number of active clients secured during the quarter before the initial public offering multiplied by the remaining twelve quarters in the initial term of the agreement. The purpose of this provision is to terminate any performance awards after the initial public offering without limiting the award that NEBS may have earned had the agreement run its full term. The maximum number of shares purchasable under the performance-based portion of the warrant is 748,840 shares. We currently estimate that the performance-based portion of the NEBS warrant will become exercisable for 641,863 shares, of which 106,977 shares will become exercisable in the quarter ended May 30, 2002 and the remainder upon the consummation of this offering.

   We believe that NEBS will purchase the maximum number of shares it is entitled to purchase under the vested portion and the performance-based portion of the warrant upon the consummation of this offering. Any portion of the warrant not exercised in connection with this offering will be canceled.

11.  Related Party

   As discussed in Common Stock and Common Stock Warrant in Note 10, the Company has entered into an alliance agreement with a stockholder for the stockholder to sell payroll services under a private label processed by the Company. The Company is responsible for providing all payroll processing and tax filing services to the accounts sold under the private label program, including the billing and collection of processing fees. Losses incurred in connection with the collection of these amounts are the responsibility of the Company. In addition to the warrant described in Note 10, the stockholder is paid a commission based on the value of services provided to the private label accounts. Commissions paid to the stockholder are included in selling, general and administrative expenses.

   Private label payroll service revenue and related commissions were as follows:

                                      Years ended                        Nine months ended
                         -------------------------------------- -----------------------------------
                         May 28, 1999 May 26, 2000 May 25, 2001 February 23, 2001 February 22, 2002
                         ------------ ------------ ------------ ----------------- -----------------
                                                                   (Unaudited)
Payroll service revenues     $--         $3,846      $539,972       $247,254         $1,621,777
Commissions.............      --          1,000       152,800         71,733            412,216

12.  Income Taxes

   Income tax expense (benefit) consists of the following:

                                                                        Nine months ended
                                          Years ended               -------------------------
                             -------------------------------------- February 23, February 22,
                             May 28, 1999 May 26, 2000 May 25, 2001     2001         2002
                             ------------ ------------ ------------ ------------ ------------
                                                                    (Unaudited)
Current:
 Federal....................  $(350,000)   $(319,000)    $    --      $    --        $ --
 State......................    (30,000)     (38,000)     44,000       34,000          --
                              ---------    ---------     -------      -------        ----
                               (380,000)    (357,000)     44,000       34,000          --
                              ---------    ---------     -------      -------        ----
Deferred:
 Federal....................    (52,000)    (334,000)         --           --          --
 State......................     (7,000)    (110,000)         --           --          --
                              ---------    ---------     -------      -------        ----
                                (59,000)    (444,000)         --           --          --
                              ---------    ---------     -------      -------        ----
Income tax expense (benefit)  $(439,000)   $(801,000)    $44,000      $34,000        $ --
                              =========    =========     =======      =======        ====

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

   A reconciliation of the differences between income tax benefit at statutory rates and the effective tax rate is as follows:

                                                                                    Nine months ended
                                                      Years ended               ------------------------
                                         -------------------------------------  February 23, February 22,
                                         May 28, 1999 May 26, 2000 May 25, 2001     2001         2002
                                         ------------ ------------ ------------ ------------ ------------
                                                                                (Unaudited)
Tax benefit on income at statutory rates  $(452,000)  $(1,770,000) $(1,892,000) $(1,395,000)  $ 353,000
State taxes, net of federal tax benefit.    (48,000)     (188,000)    (316,000)    (114,000)     38,000
NOL utilized............................         --      (299,000)          --           --          --
Permanent items.........................     61,000        32,000      258,000      209,000     133,000
Miscellaneous...........................         --        48,000        8,000        2,000          --
Valuation allowance.....................         --     1,376,000    1,986,000    1,332,000    (524,000)
                                          ---------   -----------  -----------  -----------   ---------
                                          $(439,000)  $  (801,000) $    44,000  $    34,000   $      --
                                          =========   ===========  ===========  ===========   =========

   The tax effect of significant temporary differences which result in deferred tax assets are as follows:

                                                                                       February 22,
                                                             May 26, 2000 May 25, 2001     2002
                                                             ------------ ------------ ------------
Current:
 Allowance for doubtful accounts............................ $    34,000  $    55,000  $    35,000
 Investment allowances......................................     113,000      151,000       81,000
 Compensated absences.......................................      10,000       19,000       74,000
 Accrued expenses...........................................          --      131,000       82,000
 Other......................................................     (19,000)     145,000       17,000
                                                             -----------  -----------  -----------
   Total current............................................     138,000      501,000      289,000
                                                             -----------  -----------  -----------
Noncurrent:
 Deferred compensation......................................     100,000      143,000      280,000
 Unrealized valuation adjustment (reflected in statements of
   stockholder's deficit)...................................     901,000      364,000      (35,000)
NOL carryforward............................................   1,752,000    3,216,000    3,298,000
AMT credits.................................................          --       62,000       62,000
Fixed assets................................................          --           --     (151,000)
Intangible asset............................................    (614,000)    (498,000)    (897,000)
                                                             -----------  -----------  -----------
   Total noncurrent.........................................   2,139,000    3,287,000    2,557,000
                                                             -----------  -----------  -----------
                                                               2,277,000    3,788,000    2,846,000
Valuation allowance.........................................  (2,277,000)  (3,788,000)  (2,846,000)
                                                             -----------  -----------  -----------
                                                             $        --  $        --  $        --
                                                             ===========  ===========  ===========

   The Company follows the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based on the differences between the financial statement and income tax bases of assets and liabilities using the current tax rates. Deferred income tax expenses or credits are based on changes in the asset or liability from period to period.

   Due to the uncertainty surrounding the timing of the realization of the deferred tax assets, the Company has recorded a full valuation allowance against this otherwise recognizable asset.

              ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES-

   As of February 22, 2002, the Company has approximately $8,768,000 in net operating loss carryforwards available to offset future taxable income. The net operating loss carryforwards expire through the year 2022.

   Under the Tax Reform Act of 1986, the utilization of a corporation's net operating loss carryforwards is limited following a greater than 50% change in ownership within a three year period. Due to the Company's current and subsequent equity transactions, the Company's net operating loss carryforwards may be subject to an annual limitation. This annual limitation is determined by multiplying the market value of the Company on the date of ownership change (as defined by the Internal Revenue Code) by the federal long-term tax exempt rate. Any unused annual limitation may be carried forward to future years for the balance of the net operating loss carryforward period. Of the total loss available, approximately $765,000 is subject to annual limitations due to certain cumulative changes in the ownership interest of significant stockholders in one of the subsidiaries over a three-year period in excess of 50%.

13.  Commitments

Employee Benefits

   The Company has established a 401(k) plan that is funded by employee withholdings, with administrative fees paid by the Company. Effective June 1, 1998, the Company provides a partial matching contribution, at the rate of 50% of the employee's contribution up to 4% of the employee's salary. Contribution expense was approximately $0, $97,000, $165,000, $116,988 (unaudited) and $219,437 for the years ended
May 28, 1999, May 26, 2000, May 25, 2001 and the nine-month periods ended February 23, 2001 and
February 22, 2002, respectively.

Basic Commitments

   As of May 25, 2001 commitments for rental payments for each of the next five fiscal years and thereafter under noncancelable operating leases primarily for facilities are as follows:

              2002.................................... $1,189,746
              2003....................................    994,941
              2004....................................    921,310
              2005....................................    699,540
              2006....................................    224,814

   Total rentals under cancelable and noncancelable leases charged to expense, principally leased facilities, were approximately $447,710, $827,194, $1,230,274, $885,006 (unaudited) and $1,423,357 for the years ended May 28,
1999, May 26, 2000, May 25, 2001 and the nine months ended February 23, 2001 and February 22, 2002, respectively.

               ADVANTAGE PAYROLL SERVICES, INC. AND SUBSIDIARIES

14.  Supplemental Disclosure of Cash Flow Information

   Supplemental cash flow information is presented below:

                                                                                   Nine months ended
                                                     Years ended               ------------------------
                                        -------------------------------------  February 23, February 22,
                                        May 28, 1999 May 26, 2000 May 25, 2001     2001         2002
                                        ------------ ------------ ------------ ------------ ------------
                                                                               (Unaudited)
Cash paid for:
 Income taxes, net of refunds..........  $  226,300   $ (257,185) $  (374,391) $  (107,188) $    40,059
 Interest..............................   2,201,780    2,784,000    4,141,411    3,540,142    3,385,483
Supplemental cash flow disclosures:
 Preferred stock dividend-in-kind......   1,063,603      825,174    1,000,748      739,000    3,048,878
 Payroll processing assets acquired and
   liabilities assumed (net of cash
   acquired of $87,094 in 2000 and
   $125,719 in 2001):
   Working capital.....................          --     (829,370)  (1,994,680)  (1,518,634)    (131,588)
   Fixed assets........................          --      201,500    1,126,839    1,150,626    1,482,910
   Goodwill and other intangibles......          --    7,182,088   23,158,967   22,663,755   18,483,518
   Deferred taxes......................          --     (614,000)          --
 Common stock issued in connection
   with purchase of payroll processing
   assets..............................          --    1,472,558    3,999,999    3,999,999           --
 Note receivable issued for sale of
   software............................     459,970           --           --           --           --
 Write-off of intangible assets related
   to software sold....................     315,553           --           --           --           --
 Exchange of junior subordinated notes
   for preferred stock.................          --           --           --           --   21,756,652

15. Subsequent Events

   On February 25, 2002, the Company acquired an associate payroll processing operation for approximately $1,750,000 in cash and the issuance of 48,000 shares of common stock valued at $19.00 per share resulting in a total purchase price of approximately $2.7 million.

   In March 2002, the principal stockholder of the Company amended and restated an incentive compensation agreement with certain executives of the Company originally entered into in February 1998 in order to allow the Company to record a one-time pretax, non-cash compensation charge at the time of the Company's initial public offering. The amended and restated agreement entitles the executives to receive a fixed number of shares of common stock of the Company currently owned by the principal stockholder in the event that the Company completes an initial public offering of its common stock by July 31, 2002. The shares of stock will be held in a trust for the benefit of the executives and will be distributed to the executives on a pro rata basis immediately following any distribution subsequent to the initial public offering by the principal stockholder to its general and limited partners of cash, securities or other property received by the principal stockholder on account of its security ownership in the Company. Upon the tenth anniversary of the consummation of the Company's initial public offering, the trustee will distribute to the executives the remainder of the trust assets. Once the trust is created and the shares are transferred, each executive's right to receive distributions from the trust is unconditional and irrevocable, whether he or she remains employed by the Company. As of February 22, 2002, the Company had not recorded any compensation charges related to this agreement. While the Company will not actually bear any cash expense or issue any additional shares in connection with this transfer, the Company will be required under applicable accounting rules to record a one-time pretax, noncash compensation charge in the quarter the Company's initial public offering is consummated as a result of this agreement. Based on an assumed initial offering price of $19.00, the midpoint of the range set forth on the cover of this prospectus, the Company will incur a $5.7 million charge in the quarter the initial public offering is consummated as a result of the amended and restated incentive compensation agreement.

  [Inside back cover art: map of nationwide office network; list of services;
                               Advantage logos.]

                                          [GRAPHIC]

                                      Map



                               5,500,000 Shares

[LOGO] Advantage Payroll Services

                                 Common Stock

                             ---------------------
                                  PROSPECTUS
                                      , 2002
                             ---------------------

                                LEHMAN BROTHERS

                              CIBC WORLD MARKETS

                             ROBERT W. BAIRD & CO.

                              WACHOVIA SECURITIES

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following is a statement of estimated expenses, to be paid solely by the Registrant, of the issuance and distribution of the securities being registered hereby:

 Securities and Exchange Commission registration fee................ $   13,225
 NASD filing fee....................................................     14,875
 Blue Sky fees and expenses (including attorneys' fees and expenses)      7,500
 Printing expenses..................................................    350,000
 Accounting fees and expenses.......................................    500,000
 Transfer agent's fees and expenses.................................     20,000
 Legal fees and expenses............................................    500,000
 Miscellaneous expenses.............................................     94,400
                                                                     ----------
        Total....................................................... $1,500,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers.

   The Registrant is incorporated under the laws of the State of Delaware.
Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "DGCL"), provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

   Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

   The Registrant's certificate of incorporation provides that to the fullest extent permitted by the DGCL and except as otherwise provided in its bylaws, none of the Registrant's directors shall be liable to it or its stockholders for monetary damages for a breach of fiduciary duty. In addition, the Registrant's certificate of incorporation provides for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of the Registrant, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, all of the directors and officers of the Registrant are covered by insurance policies maintained and held in effect the Registrants against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

   During the last three years, we have issued the following securities without registration under the Securities Act of 1933, as amended (the "Securities Act"):

   On July 23, 1999, we issued 81,987.5 shares of common stock and 245,962.5 shares of common stock, which had an aggregate value of approximately $1,476,000, to Addie M. Rutledge and J. Stokes Mayfield, respectively, in connection with our acquisition all of the outstanding stock of Allied Payroll Services Inc.

   On September 30, 1999, we issued 473,684 shares of preferred stock and $1,326,316 junior subordinated notes to Willis Stein & Partners, L.P. for an aggregate of $1,800,000 in cash.

   On December 3, 1999, we issued 421,053 shares of preferred stock and $1,178,947 junior subordinated notes to Willis Stein & Partners, L.P. for an aggregate of $1,600,000 in cash.

   On March 23, 2000, we sold 1,069,772 shares of our common stock to NEBS for $12.03 per share for an aggregate purchase price of $12,869,357. On August 9, 2001, we sold an additional 1,069,772 shares of our common stock to NEBS and a warrant to purchase shares of common stock for an aggregate purchase price of $17,651,238.

   On June 12, 2000, we issued 11,222 shares of common stock, which had a value of approximately $135,000, to Michael and Jan Nadeau, JTWROS, as partial consideration in connection with the purchase of an associate office run by the Nadeaus.

   On July 17, 2000, we issued 20,781 shares of common stock, which had a value of approximately $250,000, to Charles J. Glavin, Jr. as partial consideration in connection with the purchase of an associate office run by Mr. Glavin.

   On September 21, 2000, we issued 266,002 shares of common stock, which had a value of approximately $3,200,000, to the sellers of Related Payroll Services, Inc. as partial consideration in connection with our acquisition of such business.

   On October 6, 2000, we issued 24,938 shares of common stock, which had a value of approximately $300,000, to Raynold A. Gauvin as partial consideration in connection with the purchase of an associate office run by Mr. Gauvin.

   On January 16, 2001, we issued 9,559 shares of common stock, which had a value of approximately $115,000, to Richard A. and Pamela Rudd, JTWROS, as partial consideration in connection with the purchase of an associate office run by the Rudds.

   On May 25, 2001, we sold 692,999 shares of preferred stock to W. Scott Adair, 1,149,395 shares of preferred stock to Nancy M. French, 1,217,920 shares of preferred stock to The Lathrop Trust, 34,148 shares of preferred stock to Edward Levy, 692,999 shares of preferred stock to Thomas G. Poling, 46,954 shares of preferred stock to Hollis W. Rademacher and 17,922,237 shares of preferred stock to Willis Stein & Partners, L.P. in exchange for junior subordinated notes, for an aggregate purchase price of $21,756,652 including accrued but unpaid interest thereon, held by such persons.

   On July 20, 2001, we sold 800,000 shares of preferred stock to Willis Stein & Partners, L.P. in exchange for $0.8 million in cash.

   On August 9, 2001, we sold 1,600,000 shares of preferred stock to Willis Stein & Partners, L.P. in exchange for $1.6 million in cash.

   On February 25, 2002, we issued 48,000 shares of common stock, which had a value of approximately $1,121,000, to Mark and Judy Chase as partial consideration in connection with the purchase of the associate office run by the Chases.

   During the last three years, certain current and former employees acquired a total of 58,533 shares of common stock for an aggregate purchase price of $110,156 through the exercise of stock options.

   The sales and issuances listed above were deemed exempt from registration under the Securities Act by virtue of Section 4(2) and Rule 701 thereof. Except as otherwise indicated, the Company received investment representations from each purchaser, including representations that such purchaser was an "accredited investor" as defined in Rule 501(a) under the Securities Act, and based its reliance on Section 4(2) on those representations. Certain defined terms used herein not otherwise defined have the meanings ascribed to them in the prospectus, which forms a part of this registration statement.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits.

   Reference is made to the attached Exhibit Index.

   (b) Financial Statement Schedules.

   The following financial statement schedules are included in this Registration Statement:

   Schedule II--Valuation and Qualifying Accounts

   All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, Advantage Payroll Services, Inc. has duly caused this Amendment No. 4 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auburn, State of Maine, on June 6, 2002.


                                          ADVANTAGE PAYROLL SERVICES, INC.

                                                             *
                                          By: _______________________________
                                          Name: Charles W. Lathrop, Jr.
                                          Title: Chairman, President and Chief
                                            Executive
                                              Officer

                               *    *    *    *


   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on


June 6, 2002.


        Signature                                Title
        ---------                                -----

            *            Chairman, President and Chief Executive Officer
 -----------------------   (Principal Executive Officer)
 Charles W. Lathrop, Jr.

  /S/  PETER J. MCGRAIL  Vice President, Chief Financial Officer and Assistant
 -----------------------   Secretary (Principal Financial and Accounting
    Peter J. McGrail       Officer)

            *            Director
 -----------------------
    George P. Allman

            *            Director
 -----------------------
     Daniel M. Gill

            *            Director
 -----------------------
    Lawrence R. Pugh

            *            Director
 -----------------------
  Hollis W. Rademacher

            *            Director
 -----------------------
     John R. Willis

  /S/  PETER J. MCGRAIL
 *By: __________________
   As Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit
  No.   Description
------- -----------
  1.1   Form of Underwriting Agreement*

  3.1   Form of Restated Certificate of Incorporation*

  3.2   Form of Restated Bylaws*

  4.1   Specimen Common Stock Certificate*

  4.2   Registration Rights Agreement dated February 10, 1998, as amended*

  4.3   Registration Rights Agreement dated July 23, 1999*

  5.1   Opinion of Kirkland & Ellis*

 10.1   Charles W. Lathrop, Jr. Employment Agreement*

 10.2   Peter J. McGrail Employment Agreement*

 10.3   Nancy M. French Employment Agreement*

 10.4   David R. Meagher Employment Agreement*

 10.5   1998 Key Employees Stock Option Plan*

 10.6   Management and Sales Employees Stock Option Plan*

 10.7   2001 Management and Sales Employees Stock Option Plan*

 10.8   Form of 2002 Stock Option Plan*

 10.9   Form of Indemnification Agreement entered into between Advantage and its directors and executive officers*

 10.10  Alliance Agreement+*

 10.11  Common Stock Purchase Warrant*

 10.12  Form of Associate License Agreement*

 10.13  Exchange Agreement*

 10.14  Restated Additional Incentive Agreement*

 21.1   Subsidiaries*

 23.1   Consent of PricewaterhouseCoopers LLP

 23.2   Consent of Kirkland & Ellis (included in Exhibit 5.1)*

 24.1   Powers of Attorney (included in Part II to the Registration Statement)*

--------
   +A portion of this exhibit has been omitted pursuant to a request for confidential treatment.
  *Previously filed.

                     Report of Independent Accountants on
                         Financial Statement Schedule

To the Board of Directors and Stockholders of Advantage Payroll Services, Inc.

   Our audits of the consolidated financial statements referred to in our report dated March 18, 2002 appearing in this Registration Statement on Form S-1 of Advantage Payroll Services, Inc. (formerly Advantage Business Services Holdings, Inc.) also included an audit of the financial statement schedule listed in Item 16(b) of this Registration Statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/  PricewaterhouseCoopers LLP
Portland, ME
March 18, 2002

Advantage Payroll Services, Inc.
Schedule II--Valuation and Qualifying Accounts

                                          Additions charged Additions charged to
Description             Beginning Balance     to costs         other accounts    Deductions(1) Balance EOP
-----------             ----------------- ----------------- -------------------- ------------- -----------

Reserve for Uncollectable Accounts(2)
Year ended May 28, 1999    $  185,694        $   47,099                                        $  232,793
Year ended May 26, 2000       232,793           158,965                                           391,758
Year ended May 25, 2001       391,758           192,128                            $ (37,342)     546,544
Nine months ended
  February 22, 2002           546,544            79,742                             (316,388)     309,898

Deferred Tax Valuation
Year ended May 26, 2000            --         1,376,000          $ 901,000                      2,277,000
Year ended May 25, 2001     2,277,000         1,986,000           (475,000)                     3,788,000
Nine months ended
  February 22, 2002         3,788,000          (524,000)          (418,000)                     2,846,000

--------
(1)Amounts represent the write off of accounts deemed to be uncollectible.
(2)The reserve for uncollectible accounts represent the combined balance of the allowance for doutful accounts and our reserve for clients' inability to meet their payroll obligation.